As filed with the Securities and Exchange Commission on July 22, 2021

Registration No. 333-257403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Gambling.com Group Limited

(Exact Name of Registrant as Specified in its Charter)

Jersey	7990	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Gambling.com Group Limited

22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX

+44 1534 676 000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

GDC America Inc.

514 North Franklin St, Suite 201

Tampa, FL 33602, United States

+1 813 445 7555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John R. Vetterli, Esq. Jessica Y. Chen, Esq. White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 819-8200 Fax: (212) 354-8113	Marc Jaffe, Esq. Ian Schuman, Esq. Ryan K. deFord, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 Tel: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (3)
Ordinary shares, no par value	6,037,500	US$9.00	54,337,500	$5,928.22

(1)	Includes shares that the underwriters have the option to purchase. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price. Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 22, 2021

PRELIMINARY PROSPECTUS

5,250,000 Ordinary Shares

Gambling.com Group Limited

This is the initial public offering of the ordinary shares of Gambling.com Group Limited. We are offering 5,250,000 ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per ordinary share will be between $8.00 and $9.00. We have applied to list our ordinary shares on the Nasdaq Stock Market, or Nasdaq, under the symbol “GAMB.”

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk factors” beginning on page 13 of this prospectus.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 787,500 additional ordinary shares to cover the underwriters’ option to purchase additional shares, if any, at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about                 , 2021.

Jefferies

Stifel	Truist Securities

The date of this prospectus is                 , 2021.

Gambling.com GROUP We are a leading performance marketing company for the global online gambling industry

bookies.com
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# 100,000

new online gambling accounts.

In 2020, we helped people open and fund more than 100,000 new online gambling accounts.

What We Do We are a multi-award-winning provider of digital marketing services. We generate revenue by referring online gamblers to regulated online gambling websites. We publish free-to-use websites which allow consumers to compare online gambling services. We are not a gambling company and do not offer any gambling services ourselves.

Our Mission Through our portfolio brands, we: Help online gamblers start their consumer journey with confidence. Harness proprietary technology to deliver best-in-class content, expert analysis, and data comparison. Establish market-leading positions for our partners.

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Neither we, nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.

For investors outside the U.S.: Neither we, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the U.S., where action for that purpose is required. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the U.S. and in their jurisdiction.

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources, although we have not verified the accuracy and completeness of such data. Forecasts and other forward-looking information derived from such sources and included in this prospectus are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special note regarding forward-looking statements.”

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the “Company,” the “Group,” “we,” “our,” “ours,” “us” or similar terms refer to Gambling.com Group Limited, together with its subsidiaries.

SELECTED DEFINITIONS

Throughout this prospectus, we use a number of industry-specific terms and key performance indicators used by management. These industry-specific terms are described in detail in the section entitled “Prospectus Summary” and key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We define these terms as follows:

∎	“B2B” refers to business-to-business.

∎	“CPA” or “Cash Per Acquisition” refers to a model where an online gambling affiliate receives a single cash payment for each referred player that satisfies certain agreed upon criteria.

∎	“EGR” refers to eGaming Review.

∎	“GGR” refers to gross gaming revenue.

∎	“Hybrid” refers to a model where an online gambling affiliate receives a combination of revenue share and CPA per referred player.

∎	“iGaming” refers to online casino services which offer games typically available in land-based casinos such as blackjack, roulette and slot machines.

∎

“NDCs” refers to new depositing customers at an online gambling operator. We and some of our peers track the NDCs we generate for our customers as a KPI to understand the ongoing performance of our platform. When used in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” an NDC refers to a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer thereby triggering the right to a commission for us.

∎	“NGR” refers to net gaming revenue, calculated by making certain deductions from GGR such as bonuses, taxes and fees.

∎	“OECD” refers to Organisation for Economic Co-Operation and Development.

∎	“Online gamblers” refers to end users of online gambling services.

∎	“Online gambling” refers to all forms of online gambling including sports betting, iGaming, daily fantasy sports, poker and bingo among others.

∎	“Online gambling affiliates” refers to companies that provide performance marketing services to online gambling operators.

∎	“Online gambling operators” refers to licensed companies that operate real money online gambling services on one or more of their own websites.

∎

“Organic growth” refers to percentage change in sales during the past period compared to the same period the previous year. Organic growth is adjusted to exclude revenue from businesses or assets acquired during the past 12 months.

∎	“Our customers” refers to online gambling operators to which we referred online gamblers.

∎	“Our referred players” refers to the entire body of online gamblers who we have referred to our customers.

∎	“PASPA” refers to the judicially-overturned Professional and Amateur Sports Protection Act of 1992.

∎	“PPC” refers to pay-per-click.

∎	“Revenue share” refers to a model where an online gambling affiliate is compensated with a percentage of the NGR produced by a pool of referred players.

∎	“SEO” refers to search engine optimization.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, and as adopted by the European Union, or the EU. None of our financial statements were prepared in accordance with generally accepted accounting principles in the U.S.

We maintain our books and records in Euros, the functional currency of the Company and its primary subsidiary. The reporting currency for our financial statements is U.S. dollars. Unless otherwise noted, the financial information presented herein as of December 31, 2019 and 2020 is stated in U.S. dollars, our reporting currency. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements,” are to the consolidated financial statements included elsewhere in this prospectus.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the Euro amounts included in this prospectus from Euros into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. See Note 2—Foreign Currency Translation to our consolidated financial statements for rates utilized to translate Euro amounts into U.S. dollars.

Special Note Regarding Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS financial measure defined as earnings excluding finance costs, tax, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believe do not reflect the underlying performance of the business.

We believe EBITDA and Adjusted EBITDA are useful to our management as a measure of comparative operating performance from period to period as it removes the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

Constant Currency

Some of our financial and operational data that we disclose in this prospectus is presented on a ‘constant currency’ basis to isolate the effect of currency changes during the period. Where we refer to a measure being calculated in ‘constant currency,’ we are calculating the dollar change and the percentage change as if the exchange rate that is being used in the current period was in effect for all prior periods presented. We believe that this calculation provides a more meaningful indication of actual period over period performance and eliminates any fluctuations from currency exchange rates.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors,” “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included at the end of this prospectus, before making an investment in our ordinary shares.

Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry based on December 31, 2020 and March 31, 2021 revenue. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com and Bookies.com. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

We are not a gambling company and do not offer any gambling services ourselves. We can alternatively be described as a lead generation company, an affiliate marketing company or simply an affiliate. Online gambling operators pay us to refer online gamblers to their services. In many ways, we are more akin to an online media company as our revenue is derived primarily from online marketing. We take high-value gambling industry domain names and develop them into market leaders.

We generate revenue by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both.

To engage an audience of online gamblers, we own and operate 32 different websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting. By consistently attracting online gamblers with high-quality content, we referred more than 78,000, 100,000 and approximately 35,000 players to online gambling operators in 2019 and 2020 and the three months ended March 31, 2021, respectively. We have increased our customer base from 111 in 2017 to over 200 in the first quarter of 2021.

We had revenues of $11.00 million, $19.00 million, $19.27 million, $27.98 million and $11.52 million in 2017, 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. We achieved a revenue compound annual growth rate of 35% from the period of 2017 to 2020. We had a net loss of $1.90 million in 2019 and net income of $15.15 million and $4.47 million in 2020 and the three months ended March 31, 2021, respectively. We had an Adjusted EBITDA of $3.75 million, $14.61 million and $7.12 million in 2019, 2020 and the three months ended March 31, 2021, respectively. We had Free Cash Flow of $2.28 million, $10.80 million and $6.40 million in 2019, 2020 and the three months ended March 31, 2021, respectively. Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures and may not be comparable to similarly titled measures of other companies and have limitations as analytical tools. For more information about our non-IFRS financial measures and reconciliations thereof to the most comparable respective IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”

Our Value Proposition

By delivering the high-quality content online gamblers need, we create value across the industry’s ecosystem, from player to online gambling operator.

Value to Online Gamblers. We help online gamblers start their consumer journey with confidence by providing a comprehensive set of resources to educate and inform online gamblers before they pick an online gambling operator.

Value to Online Gambling Operators. We provide a reliable and deep source of NDCs. Our performance-based compensation model and history of continued business with industry heavyweights speak to our reputation as a key partner in helping our customers meet their customer acquisition targets.

Value to Online Gambling and Platform Providers. We create value for the entire online gambling ecosystem by powering the growth of online gambling operators.

Value to Gambling Regulators. By steadfastly following and helping to enforce the guidelines and policies of the regulators of the online gambling industry within 13 national markets, we help steer players away from black-market, offshore online gambling operators and toward locally-licensed, onshore operators.

Industry background

Increased Internet penetration, faster mobile technology and movement from land-based to online gambling has increased acceptance of online gambling as a mainstream leisure activity.

Global Online Gambling Industry. According to a January 2021 H2 Global All Product Summary Report by H2 Gambling Capital, or the H2 Global Report, the global online gambling market size (locally regulated and offshore) was estimated to be $65 billion in 2019, growing from $41 billion in 2015. This market is expected to grow to $113 billion by 2025, with a compound annual growth rate, or CAGR, of 10% from 2019 to 2025.

U.S. Online Gambling Industry. We believe the growth potential for online gambling in the U.S. is high as states legalize sports betting. On May 14, 2018, the U.S. Supreme Court invalidated the Professional and Amateur Sports Protection Act, or PASPA, which since 1992 had prevented certain states from engaging in regulation and taxation of sports betting activities. Since the invalidation of the PASPA, there has been a broad push amongst states to legalize various forms of online gambling. By the end of 2018, nine states legalized sports betting in some capacity. As of April 2021, four states have legalized both iGaming and online sports betting; 18 states (including the District of Columbia) have legalized online sports betting and one additional state has legalized iGaming. Overall, 44% of states have legalized online sports betting or iGaming. Applying the estimated 2023 New Jersey iGaming gross revenue per adult and online sports betting gross revenue per adult to the size of the estimated 2023 U.S. adult population, we estimate that the overall U.S. online gambling market could grow to $69 billion if 100% of U.S. states were to legalize online gambling. According to the H2 Global Report, the U.S. online gambling market is expected to grow to $16 billion by 2025, with a CAGR of 39% from 2019 to 2025.

Global Online Gambling Affiliate Industry. Companies that provide digital marketing services to online gambling operators, or online gambling affiliates, help online gambling operators meet their customer acquisition goals by directing traffic to an online gambling operator’s website primarily via informational websites to help online gamblers make educated choices among the available marketplace options. Historically, online gambling affiliates were responsible for 40% of iGaming revenues, according to a May 2018 Kepler Cheuvreux report. Although there has been substantial consolidation in the online gambling affiliate industry from 2015 to 2018, the sector remains highly fragmented. We estimate that globally, no online gambling affiliate has market share more than 5% as of 2020, based on 2020 revenue for three market leading operators (Better Collective A/S, or Better Collective, Catena Media Plc, or Catena Media, and us) as a percentage of estimated global affiliate market size in 2020. This presents a major opportunity for us to capture a leading position in the market.

U.S. Online Gambling Affiliate Industry. Applying the estimated 2023 New Jersey iGaming gross revenue per adult and online sports betting gross revenue per adult to the size of the estimated 2023 U.S. adult population, we estimate that the overall U.S. online gambling market could grow to $69 billion if 100% of U.S. states were to legalize online gambling. At 100% legalization, $43 billion is estimated to be driven by iGaming while $23 billion is estimated to be driven by online sports betting. We assume that at market maturity, 65% of the legal U.S. population will have access to legal online sports betting, and 30% will have access to legal iGaming. Applying these estimates to the market at 100% legalization implies online sports betting and iGaming market sizes of $17 billion and $13 billion at maturity, for a combined U.S. online gambling market size at maturity of approximately $30 billion.

We estimate that approximately 45% of online gambling operator revenue will be spent on marketing each year as operators seek to establish their brands, based on the historical marketing spend of DraftKings, Rush Street Interactive and Golden Nugget Online Gaming. Of this marketing spend, we estimate that approximately 29% will be spent on affiliates, based on a February 2019 research report by Pareto Securities. This implies an online gambling affiliate market size of approximately $4 billion at maturity of the U.S. online gambling market.

Market Trends in Our Favor

Transition from Land-based Gambling to Online Gambling. As technology enables easier access, gambling has become more accessible to players outside of traditional land-based settings. The global gambling industry is in the process of shifting to an online strategy just like other large consumer industries such as music, movies and newspapers. The transition started with the first online bets in 1996 and has continued to claim more and more market share from land-based gambling, such that in certain European markets online gambling now represents a majority of overall gambling.

The COVID-19 pandemic has forced an acceleration in the adoption of digital technology and online experiences broadly, including in the gambling industry. As a leading provider of digital marketing services for the global online gambling industry, we have seen significant growth in revenues, as COVID-19 has shifted players to online entertainment. While the lasting impact of COVID-19 on the online gambling market is uncertain, we believe that the changes in player behaviors may have a permanent effect on the online gambling market and our business.

Increase in Number of Regulated Markets. As the global online gambling market grows, many countries around the world are reviewing their regulatory systems for both land-based and online gambling in the context of a new, digital world. We believe that policymakers in the U.S. and abroad will increasingly recognize their constituents’ desires for access to online gambling services as well as the potential tax revenue from regulated online gambling.

Increased Demand for Digital Marketing Services. Both internationally established online gambling operators along with new U.S.-specific online gambling operators are fighting to maximize their market share. Online gambling affiliates have a clear opportunity to help these companies establish market-leading positions. We believe in the coming years, online gambling operators will prioritize market share over bottom-line profits. This will require online gambling operators to invest aggressively to acquire online gamblers, resulting in high demand for online gambling affiliate services.

Our Competitive Strengths

We believe the following to be our core competitive strengths, which distinguish us significantly from our competitors and allow us to compete more effectively in the online gambling affiliate market.

Premier Branded Destinations. We take pride in our tightly managed network of 32 high quality websites which include the industry-defining website Gambling.com as well as the ideally-branded Bookies.com for the U.S. market. In comparison to some of our peers who operate thousands of websites of varying degrees of quality, our portfolio is much smaller and more tightly managed through common software systems. For example, based on publicly available company information, our peers Better Collective and Catena Media operate more than 2,000 and 1,200 websites, respectively. Our strategy produces significantly more average revenue per website than Better

Collective and Catena Media, calculated by dividing their publicly reported 2020 annual revenues and their revenues for the first quarter in 2021 over their number of websites. By investing more into each individual website in our portfolio, we can ensure our websites get adequate resources to be leaders in their particular focus areas.

Our iconic website Gambling.com lends itself easily to branding efforts and creates instant credibility in the eyes of new consumers. We intend to continue to leverage this brand and its unique position to make it the definitive global leader in the online gambling affiliate market.

Strategic Presence in Growth Markets. We focus on legalized and soon-to-be legalized markets around the world. Currently, we publish content localized for more than eight European countries, North America and Oceania. Revenues in our established European markets have grown from $13.41 million for the year ended December 31, 2019 to $16.19 million for the year ended December 31, 2020 in respect of the U.K and Ireland and from $2.88 million in the year ended December 31, 2019 to $5.25 million for the year ended December 31, 2020 in respect of Other Europe. Revenues in our established European markets have grown from $2.61 million for the three months ended March 31, 2020 to $6.27 million for the three months ended March 31, 2021 in respect of the U.K. and Ireland and from $0.82 million in the three months ended March 31, 2020 to $3.00 million for the three months ended March 31, 2021 in respect of Other Europe. Identifying the growth opportunity of the North American market, in 2019 we opened an office in Charlotte, North Carolina and relocated our Chief Operating Officer, Kevin McCrystle, to lead our growth efforts in North America. With revenue growth of 107% from 2019 to 2020 and 315% from the first quarter of 2020 to the first quarter of 2021, North America saw significant growth over the period.

High-Quality Customer Base Consisting of Major Online Gambling Operators. We have a robust client portfolio which includes most major online gambling operators from the U.S. and Europe. During the year ended December 31, 2020 and the three months ended March 31, 2021, we worked with over 200 online gambling operators including publicly-traded business such as DraftKings Inc., Flutter Entertainment Plc (FanDuel, PaddyPower, Betfair), Entain Plc (BetMGM, Ladbrokes, bwin, partypoker), Kindred Group Plc (Unibet, 32Red), Rush Street Interactive, Inc. (Sugarhouse, BetRivers), William Hill Plc, 888 Holdings Plc, Golden Nugget Online Gaming, Inc. and PointsBet Holdings Ltd. While we prioritize deepening our relationships with our existing customers, we have also increased our number of customers from 111 in 2017 to over 200 in the first quarter of 2021. With an ever-growing base of customers, we are able to discover more high-quality customers with which we can build significant partnerships. In 2020 and the first quarter of 2021, our reputation as an effective online gambling affiliate drew in over 450 and 100 inquiries, respectively, from potential customers. We have not been ranked lower than eight on the eGaming Review, or EGR, Power Affiliates list since its inception in 2018.

Proven Track Record of Transforming Domains into Successful Businesses. We have the expertise and experience to transform high-value gambling industry domain names into high-performing websites. We acquired the Gambling.com domain name in 2011, with no business or revenue, and turned it into the globally recognized, market-leading brand that it is today, operating in nine markets and four languages. We have also developed the CasinoSource and SlotSource series of websites from nothing to websites with $5.25 million and $1.54 million in sales in 2020 and the three months ended March 31, 2021, respectively. We leveraged all of our experience with Gambling.com to refine Bookies.com at a faster pace. Since we acquired Bookies.com in early 2018, we have transformed it into an all-inclusive platform focusing on sports betting in the U.S., with more than 60 contributors, positioning Bookies.com to benefit from the next wave of online gambling regulation in the U.S.

Integrated Platforms Empowered by Technological Excellence. We have developed four proprietary software platforms to maximize operational efficiency in the delivery of our consumer websites. These platforms are used across our network and enable us to significantly reduce website loading times for visitors, efficiently organize and manage all of the content which appears on our websites and precisely optimize the placement of our customers’ messages across our network. We have never hesitated to invest in our own technical systems and believe we are at the forefront, compared to our peers, in terms of leveraging technology in general and artificial intelligence in particular to optimize our business.

Our ability to increase market share by continuing to deliver best in class content on our branded destinations depends on the effective implementation of search engine optimization, or SEO, strategies across our portfolio of websites, which itself depends in part on the efficient use of our technology platforms. SEO is the practice of optimizing websites so that they are favored by search engines, such as Google, to appear in top positions on the search engine results pages for particular search queries. The ranking of a website is determined by the search engine according to an algorithm which factors in thousands of different parameters including quality of content, website speed and how people engage with a website.

We have demonstrated time and again over our 15-year history that we are adept at building websites which are ranked favorably by search engines such as Google. We believe that Google and other search engines are increasingly adept at identifying the truly high-quality content that deserves prominence. Our investments in content, product and website delivery have thus naturally resulted in strong rankings without significant additional effort.

By leveraging our investments in technology, we can ensure that our team remains able to efficiently produce and publish high quality content which in turn serves to improve our SEO as high quality content is one of the key factors in SEO success.

Experienced Leadership. We continue to be led by our founding team, Charles Gillespie and Kevin McCrystle, which have been with the company since our inception in 2006 and 2007, respectively. Mr. Gillespie is a recognized leader in the online gambling industry and was named Sports Betting Community Leader of the Year in 2019. He is cited regularly by business and industry media for his work in advocating for a free and open online gambling market in the U.S. Mr. McCrystle has led us to become a global performance marketing leader with a team of over 100 employees. He has developed and implemented our strategy for product, marketing, content and sales, as well as the integration of key acquisitions. Our co-founders’ technology-forward approach, strategic vision for growth and long-standing reputation as industry experts has led us to become one of the fastest-growing performance marketing companies for online gambling.

Proven History of Organic Growth and Continued High Organic Growth Potential. We have delivered significantly more organic growth than our peers which report publicly over the last three years. Our organic growth strategy focuses on perfecting our internal processes, technology, and products instead of relying on acquisitions. For the period from 2017 to 2020, we recognized a 52% organic revenue CAGR compared to 14% for Better Collective and 8% for Catena Media over the same period. Additionally, since 2018, we have maintained an average year-over-year quarterly organic growth rate of 33%, compared to 15% for Better Collective and 10% for Catena Media. In 2020, our year-over-year organic revenue growth was 45%, compared to 8% for Better Collective and 9% for Catena Media. In the first quarter of 2021, our year-over-year organic revenue growth was 180%, compared to 53% for Catena Media and 19% for Better Collective. We have grown faster than our established global online gambling affiliate peers, which validates our focus on superior brands and technological excellence as the winning strategy. We expect our foundation of big brands and technological precision to continue to pay dividends over the long-term as we scale the business.

We expect that our established markets will continue to grow at a steady pace over the next few years. The combined market for online gambling in two of our largest, established markets, the U.K. and Ireland, is expected to grow at a CAGR of 6.2% from 2019 to 2025, according to the H2 Global Report. We expect that our operations in these countries will grow alongside these markets, supplementing the more dramatic growth we expect to deliver in our growth markets.

According to the H2 Global Report, as of January 2021, the global online gambling industry is expected to grow at a CAGR of 10% from 2019 to 2025 (onshore and offshore). Even if we only maintain our current market share of the global online gambling affiliate market, we believe that we will continue to grow in line with the broader industry. We intend to grow our market share, which will further increase our growth. We currently have a robust portfolio of over 500 undeveloped gambling domain names for future projects, including premium domain names such as Bookmakers.com and FootballScores.com.

Our Growth Strategies

Key elements of our growth strategy include:

Expanding in the U.S. As states across the U.S. continue to legalize online gambling, we are laying the foundation for the U.S. market to eventually be our largest market by revenue. We are pursuing market share by deploying publishing assets on both a national and state-based level as well as adding U.S. content to our international destinations. As of March 31, 2021, we were approved to operate in New Jersey, Pennsylvania, West Virginia, Colorado, Illinois, Tennessee, Virginia and Indiana. In May 2021, we were approved to operate in Michigan. We are actively pursuing licenses or approvals in all states where we expect a viable market.

Our revenue in North America grew 106% from $1.92 million for the year ended December 31, 2019 to $3.96 million for the year ended December 31, 2020. Our revenue in North America grew 315.08% from $0.40 million for the first quarter of 2020 to $1.65 million for the first quarter of 2021. In addition to growing our international flagship website Gambling.com, we intend to grow several U.S.-oriented websites, such as Bookies.com, TopUSCasinos.com, TopNJCasinos.com, VirginiaIsForBettors.com, GreatLakesStakes.com and PennStakes.com, to become the go-to resources for information on U.S. iGaming and sports betting in their respective states. Policymakers in Canada are also reviewing the regulation of sports betting which would present a significant additional opportunity for our North American operations.

Growing Our Global Strategic Presence. Internationally, we target stable, regulated markets with significant growth potential. We believe we will continue to grow in existing markets such as Canada, Italy, Austria and Germany. We regularly monitor the regulatory landscape to be in a position to enter soon-to-be regulated markets for possible future expansion such as the Netherlands and Latin America.

Pursuing Strategic Acquisitions. While we primarily focus on organically growing our current business and expanding into new markets, the possibility for quality acquisitions provides another avenue for future growth. Between 2017 and 2018, we completed four acquisitions. As jurisdictions impose stricter regulatory requirements and compliance demands that create additional work for online gambling affiliates, these disproportionately burden smaller online gambling affiliates who are less able to handle the influx of requests from online gambling operators and regulators. Online gambling operators value the professionalism and competence of larger online gambling affiliates who are adept at maintaining high regulatory standards.

We expect this environment will lead to tactical opportunities for us to acquire strong, sub-scale online gambling affiliates. Smaller online gambling affiliates may have product market fit in a particular niche of the industry but lack the sophisticated publishing and monetization systems available to larger online gambling affiliates like us. Our experience and technological capabilities position us as a sophisticated player to acquire strong sub-scale online gambling affiliates that will benefit from our more established processes. We plan to continue to leverage our history of successful acquisitions and internal organic growth to search for potential targets with strategic assets and strong management teams.

Developing Pipeline Projects. We have several pilot projects which could result in meaningful new lines of business. For example, in 2020, we launched Bookies Edge, a premium content model available to paying users on Bookies.com. Online gamblers using Bookies.com can subscribe to monthly and yearly packages of premium content to access exclusive picks, tips and analysis. We consider this new line of business a start-up within our broader organization and plan to invest more resources in the business should we be able to identify favorable unit economics. We are also formulating plans to develop bookmakers.com, an ultra-premium domain ideally suited to target English-speaking sports betting consumers outside the U.S.

Risks Associated with Our Business

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

∎	We rely on traffic to our websites to grow revenue. Our business could be negatively affected by changes in search engine algorithms and dynamics.

∎

The online gambling industry is heavily regulated. Changes to the regulatory framework in the jurisdictions in which we operate could restrict our ability to advertise or could harm our customers’ business, which could in turn negatively affect our financial performance.

∎	Our industry continues to evolve, which makes it difficult to evaluate our current business and future prospects.

∎	We derive a significant portion of our revenue from our top ten customers. The loss of any of these customers could materially negatively impact our results.

∎

We do not have long-term commitments from our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose.

∎	A large portion of our revenue depends on our customers’ calculated revenue and cost base and could therefore vary or be subject to miscalculations or deliberate misrepresentation.

∎

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

∎	We depend on key personnel to operate our business. An inability to retain, attract and integrate qualified personnel would harm our ability to develop and successfully grow our business.

∎

Our ability to increase our revenue depends on our ability to introduce successful new products and services. Our ongoing investments in developing products and services involve significant risks, could disrupt our current operations and may not produce the long-term benefits that we expect.

∎

An actual, alleged or perceived security incident, inadvertent disclosure or breach of sensitive information, including confidential and personal information, we process, or of the security of our or our customers’, vendors’, or partners’ networks and systems could be detrimental to our business, reputation, financial information and results of operations.

∎	We were the target of a cybersecurity attack that impacted a portion of our information technology systems.

∎	Systems failures and resulting interruptions in the availability of our websites, apps, or platforms could adversely affect our business, financial condition, and results of operations.

∎

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results, whether or not the acquisition is consummated. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

∎	If we fail to manage our rapid growth effectively, our brand, business, financial condition and results of operations could be adversely affected.

∎	The impact of economic conditions, including the resulting effect on consumer spending, may adversely affect our business, financial condition, and results of operations.

∎	Consolidation among the online gambling operators may reduce demand for our products and profitability.

∎	Negative events or negative media coverage relating to online gambling may adversely impact our ability to retain or attract online gamblers, which could have an adverse impact on our business.

∎	We and our customers may have difficulty accessing the services of banks or the financial system and our business could be materially adversely affected.

∎	Our failure to obtain or maintain applicable licenses or approvals, or otherwise comply with applicable requirements, could adversely affect our business and our operations.

∎	We may be subject to legislation that limits or restricts the marketing of online gambling services and we could fail to comply with such legislation.

∎

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

Corporate information

We were incorporated in the British Virgin Islands as TGG International Holdings Limited on July 26, 2006. We amended our name to KAX Media Limited on October 3, 2012 and subsequently continued as a private limited liability company in Malta on October 7, 2016. We amended our name to Gambling.com Group Limited on May 18, 2017. On January 7, 2018, we converted into a public limited liability company with a name change to Gambling.com Group Plc. We redomiciled from Malta to the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended, or the Jersey Companies Law, on May 27, 2021 and were renamed Gambling.com Group Limited.

Our primary operating entity is headquartered in Ireland. Our registered address is 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX. Our website address is www.gambling.com/corporate. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes.

Our agent for service of process in the U.S. is GDC America Inc., located at 514 North Franklin St, Suite 201, Tampa, FL 33602, telephone number +1 813 445 7555. Our wholly-owned subsidiaries are GDC Media Limited, incorporated in Dublin, Ireland; GDC America Inc., incorporated in Tampa, Florida; and GDC Malta Limited, registered in Malta.

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

∎	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

∎	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

∎	reduced disclosure about our executive compensation arrangements; and

∎	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue (as adjusted for inflation); (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent Developments

Preliminary Estimates of Financial Results for Three Months Ended June 30, 2021

We are in the process of finalizing our results for our fiscal quarter ended June 30, 2021. Based on currently available information, we estimate that, for the second fiscal quarter:

∎	Total revenue will be in the range of $10.2 million to $10.6 million.

∎	Operating profit will be in the range of $3.0 million to $3.5 million.

The range of the operating profit in the fiscal quarter ended June 30, 2021 is affected by non-recurring expenses related to this offering in the range of $1.4 million to $1.7 million. This unaudited preliminary financial information for the three months ended June 30, 2021, is based upon our estimates and subject to completion of our quarter end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. The unaudited preliminary financial information for the fiscal quarter ended June 30, 2021 has not been reviewed or audited by our independent public accounting firm. This preliminary financial information is not a comprehensive statement of our financial results for this period.

Factors that could cause actual results to differ from those described below are set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” You should read this information together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. Our consolidated interim condensed financial statements for the three months ended June 30, 2021 are not expected to be reported to the public until after this offering is completed.

We believe that the foregoing information about our revenues and operating profit is important to an investor’s understanding of our performance and is a meaningful indicator for assessing our operating performance.

THE OFFERING

Ordinary Shares Offered	5,250,000 ordinary shares

Ordinary Shares Outstanding Before this Offering	28,556,422 ordinary shares

Ordinary Shares to be Outstanding After this Offering	33,806,422 ordinary shares (or 34,593,922 ordinary shares if the underwriters exercise in full their option to purchase additional shares)

Underwriters’ Option to Purchase Additional Ordinary Shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional 787,500 ordinary shares at the initial public offering price less the underwriting discount.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures and potential strategic investments and acquisitions. See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of the laws of Jersey as well as the other limitations set forth in the sections of this prospectus entitled “Dividend Policy,” “Risk Factors” and “Description of Share Capital.”

Lock-up Agreements	We, our officers, directors and holders of substantially all our outstanding ordinary shares have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed Nasdaq Symbol	GAMB

The number of ordinary shares to be outstanding after this offering is based on 28,556,422 ordinary shares outstanding as of March 31, 2021. The number of ordinary shares to be outstanding after this offering excludes 3,609,744 ordinary shares reserved for issuance under our equity incentive plans and equity awards as of March 31, 2021, of which there were outstanding options and warrants to purchase 2,844,744 shares at a weighted average exercise price of $1.68 per share.

Unless otherwise indicated, this prospectus:

∎	assumes an initial public offering price of $8.50 per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus; and

∎	assumes no exercise of the underwriters’ option to purchase up to an additional 787,500 ordinary shares from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data for the periods indicated. The summary consolidated statements of comprehensive income data for the years ended December 31, 2019 and 2020 and the consolidated statement of financial position data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. These consolidated financial statements have been prepared in conformity with IFRS as issued by the IASB and as adopted by the EU. The following summary consolidated statements of comprehensive income data for the three months ended March 31, 2020 and 2021 and the summary consolidated statement of financial position data as of March 31, 2021 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto. You should read the following summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
			(Unaudited)
	(in thousands USD, except for share and per share data)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME DATA
Revenue	$19,266	$27,980	$4,111	$11,517
Sales and marketing expenses	(10,862)	(8,103)	(2,260)	(2,704)
Technology expenses	(2,498)	(2,503)	(535)	(690)
General and administrative expenses	(4,213)	(5,956)	(1,083)	(2,772)
Allowance for credit losses	(293)	(287)	(147)	(140)

Operating profit	1,400	11,131	86	5,211

(Losses) gains on financial liability at fair value through profit or loss	(94)	1,417	4,999	—
Finance income	140	303	286	158
Finance expense	(2,475)	(2,099)	(587)	(237)

(Loss) income before tax	(1,029)	10,752	4,784	5,132
Income tax (charge) credit	(872)	4,399	(51)	(666)

Net (loss) income for the period attributable to the equity holders	$(1,901)	$15,151	$4,733	$4,466

Weighted-average number of ordinary shares, basic	25,477,405	27,595,446	27,360,479	28,556,422
Net (loss) income per share attributable to ordinary shareholders, basic	(0.07)	0.55	0.17	0.16
Weighted-average number of ordinary shares, diluted	25,477,405	30,879,550	30,704,722	31,401,166
Net (loss) income per share attributable to ordinary shareholders, diluted	(0.07)	0.49	0.15	0.14

	AS OF DECEMBER 31,		AS OF MARCH 31,
	2019	2020	2021
	(in thousands USD)		(Unaudited)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	$6,992	$8,225	$14,035
Working capital (1)	7,008	10,059	14,573
Total assets	35,134	45,383	50,393
Total non-current liabilities	19,852	7,499	7,385
Total equity	12,931	34,212	37,156

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
	(in thousands, unaudited)
OTHER SUPPLEMENTAL DATA
New Depositing Customers (2)	79	104	16	35

(1)	Working capital is defined as total current assets minus total current liabilities.
(2)	We define New Depositing Customers, or NDCs, as unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer thereby triggering the right to a commission for us.

Non-IFRS Financial Measures

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
	(in thousands USD, unaudited)
Adjusted EBITDA (1)	$3,747	$14,608	$769	$7,117
Free Cash Flow (2)	$2,283	$10,804	$212	$6,397

(1)	For information on how we define Adjusted EBITDA and a reconciliation of Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”
(2)	For information on how we define Free Cash Flow and a reconciliation of Free Cash Flow, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Summary Consolidated Financial and Other Data” and our consolidated financial statements and related notes, before making a decision to invest in our ordinary shares. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

We rely on traffic to our websites to grow revenue. Our business could be negatively affected by changes in search engine algorithms and dynamics.

We rely heavily on Internet search engines, such as Google, through their unpaid search results, to generate a significant portion of the traffic to our website. For the year ended December 31, 2020, the vast majority of the traffic to our websites came through unpaid channels, including SEO, and a small minority came through paid marketing channels such as pay-per-click advertising. For the three months ended March 31, 2021, all of the traffic to our websites came through unpaid channels, including SEO.

SEO is the process of optimizing websites to make them more appealing to search engines so that they rank favorably in the search engines’ results pages for certain queries. Although we believe that Google and other search engines are increasingly adept at identifying the truly high-quality content that deserves prominence, the factors affecting the appearance and rankings of search results are determined by search engines and are therefore not under our direct control. For example, search engines change their algorithms periodically, which could cause our websites to appear lower or not at all in the search engines’ results pages. In the future, search engines may change the search results pages to promote search engines’ own products or services. In addition, search engines may favor paid searches over natural searches. As a result, our competitors’ pay-per-click advertising could receive higher prominence than our own websites. Our websites have experienced fluctuations in search rankings in the past. While the amount of natural search traffic from Google across our entire portfolio consistently varies based on a variety of factors related to both search rankings and consumer demand, the amount of natural search traffic can shift up or down more significantly when Google implements a core update to their search algorithm. Such updates can lead to larger than normal changes in Google search engine rankings which in turn effect traffic, although some updates have no impact on certain sites. We have consistently seen increases in our natural search traffic between core algorithm updates. When updates are negative, we tend to continue to grow after the update is fully rolled out. When updates are positive, we tend to plateau for a short period after the update. For example, the November 2020 Google Core Algorithm update saw natural search users decline approximately 10% on Gambling.com in the week after the update before increasing approximately 6% in January. The May 2020 Core Algorithm update saw natural search users increase by approximately 40% in May compared to April on Gambling.com, before settling down to approximately 16% increase in June.

As of the date of this prospectus, Google is implementing a series of core algorithm updates including the June Core Algorithm update, the ongoing Core Web Vitals update and the pre-announced July Core Algorithm update. As this series of updates overlap, have not finished being deployed and are being deployed during the summer when we see less demand for our services due to seasonality, the ultimate overall impact of these updates is not yet clear. If our websites are listed less prominently or fail to appear in search results for any reason, our business, results of operations and financial condition could be materially adversely affected.

Our industry continues to evolve, which makes it difficult to evaluate our current business and future prospects.

We launched operations in 2006 and have since frequently expanded our business. Our evolving business make it difficult to forecast our future results of operations. Our historical revenue growth should not be considered indicative of our future performance. These risks and challenges include our ability to:

∎	attract and retain new customers;

∎	increase the number of users of our websites and apps;

∎	continue to earn and preserve a reputation for providing meaningful and reliable reviews of local businesses;

∎	successfully manage our growth;

∎	successfully develop and deploy new features and products;

∎	manage and integrate successfully any acquisitions of businesses;

∎	avoid interruptions or disruptions on our platform; and

∎	recruit, integrate and retain talented personnel.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We derive a significant portion of our revenue from our top ten customers. The loss of any of these customers could materially negatively impact our results.

Historically, we have derived a significant portion of our revenue from a limited number of customers. For the year ended December 31, 2019 and 2020 and the three months ended March 31, 2021, our top ten customers accounted for 56%, 55% and 57% of our revenue, respectively, and our largest customer accounted for 21%, 20% and 19% of our revenue, respectively. These top customers contributed more revenue than the other customers because they were able to convert online gamblers into NDCs at a higher rate.

We cannot guarantee that these top customers will always choose to use our service. In the event we lost a top customer, although we are able to direct online gamblers (i.e., traffic) to our other existing customers, those customers might not be able to convert online gamblers into NDCs as frequently as a top customer. If we are unable to maintain and renew our relationship with our largest customers, then our business would be materially adversely affected.

We do not have long-term commitments from our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose.

Most of our customers do business with us by placing orders for particular digital marketing services or entering into revenue share arrangements. If we perform well on a particular services, then the customer may place new orders with us for additional services or enter into new revenue share arrangements. We rarely have any commitment from a customer beyond the services contemplated in the order or revenue share arrangement and, even then, customers can typically terminate at any time. As a result, our success is dependent upon our ability to outperform our competitors and win repeat business from existing customers, while continually expanding the number of customers for whom we provide services. In addition, it is relatively easy for customers to seek alternative online gambling affiliates for their digital marketing services because there are no significant switching costs. Because we generally do not have long-term contracts, it may be difficult for us to accurately predict future revenue streams. We cannot provide assurance that our current customers will continue to use our services or that we will be able to replace departing customers with new customers that provide us with comparable revenue.

A large portion of our revenue depends on our customers’ calculated revenue and cost base. Our customers’ calculations could vary or be subject to miscalculations or deliberate misrepresentation.

Many of our customer agreements are based on a revenue share model whereby we receive a portion of the online gambling operator’s NGR, generated by the referred players, typically for the entire consumer lifetime of the referred player. For the financial year ended December 31, 2020 and the three months ended March 31, 2021, revenue share agreements accounted for 12% and 8% of our revenue, respectively, and hybrid agreements (including a combination of revenue share and CPA model) accounted for 53% and 46% of our revenue, respectively.

Under revenue share agreements, net revenues are calculated as the gross gaming revenue, or the GGR, for a user, adjusted for direct costs—such as transaction fees, bonuses and taxation. Online gambling operators’ directs cost may increase due to various factors, including increased taxation caused by new tax regulations. Some online gambling operators introduce arbitrary administration or other fees into the calculation to further reduce NGR.

Revenue share commissions are typically calculated on the basis of all of the referred players across a given online gambling affiliate account. Depending on our customer, we may maintain anywhere from one to ten or more online gambling affiliate accounts with each customer depending on the number of markets and websites where we work together. Referred players in an online gambling affiliate account are typically pooled when calculating commissions. As a result, a large winning referred player can zero-out the commission that would be payable on the other referred players within an online gambling affiliate account in any given month.

In addition, after we have directed an online gambler to an online gambling operator, we cannot directly track the online gambler’s activities in the online gambling operator’s system. We, therefore, rely on the net revenue calculations by the online gambling operator to determine our entitled payment. Consequently, there is a risk of miscalculation and misrepresentation, whether due to error, negligence or fraud. If such miscalculations occur undetected, subsequently remedied or retroactively adjusted, we could receive a lower fee than we are entitled to under our agreements, which in turn could result in lost revenue and have a material adverse effect on our business, financial condition and results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every online gambling operator covered by our market opportunity estimates will necessarily purchase our solutions at all, and some or many of those online gambling operators may choose to use the solutions offered by our competitors. It is impossible to build every product feature that every customer wants, and our competitors may develop and offer features that our platform does not provide. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the online gambling operators covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts in this prospectus, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry or changing regulation. If any of these risks materialize, it could harm our business and prospects. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Industry and Market Data.”

We depend on key personnel to operate our business. An inability to retain, attract, and integrate qualified personnel would harm our ability to develop and successfully grow our business.

Our success and growth strategy depend on our ability to attract and retain key management and operating personnel, including skilled developers, marketing personnel, project managers, product managers and content editors. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced developers and marketing personnel, who are critical to the success of our business, are also in particularly high demand. Competition for their talents is intense and retaining such individuals can be difficult.

The future success of our business is highly dependent on the services and decisions of our management team, including Mr. Charles Gillespie, our Chief Executive Officer; Mr. Kevin McCrystle, our Chief Operating Officer; Mr. Elias Mark, our Chief Financial Officer; Mr. Johannes Bergh, our Chief Strategy Officer; and Ms. Ellen Monaghan, our VP of People. The loss of any of our executive officers or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Mr. Charles Gillespie and Mr. Kevin McCrystle are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, operating results and financial condition could be materially adversely affected.

Our ability to increase our revenue depends on our ability to introduce successful new products and services. Our ongoing investments in developing products and services involve significant risks which could disrupt our current operations and may not produce the long-term benefits that we expect.

We compete in rapidly evolving and highly competitive markets, and we expect competition to intensify further in the future with the emergence of new technologies and new market entrants. We face competition from new and established local and international players in the online marketing industry, traditional marketing providers such as TV, printed publications and radio, and online gambling operators who conduct extensive marketing activities of their own.

Our competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, large existing user bases and substantially greater financial, technical and other resources. These companies may use these advantages to offer services similar to ours at a lower price and respond more effectively than we do to new opportunities and customer demands.

To attract new visitors, we must offer and develop new features on a continuous basis and perform regular system updates. As a result, we have invested, and expect to continue to invest, significant resources in developing products and services to drive traffic to our platform and engage our customers. For example, we have made considerable investments in our technology platform, including the Adge Business Intelligence Software, the Origins Publishing Platform, the Genesis content management system, the Elements advertiser management system, and the Adge business intelligence system. Our product development efforts may include significant changes to our existing products or new products that are unproven. Such investments may not prioritize short-term financial results and may involve significant risks and uncertainties, including distracting management and disrupting our current operations. We cannot assure you that any resulting new or enhanced products and services will engage online gamblers and online gambling operators. We may fail to generate sufficient revenue, operating margin or other value to justify our investments in such products, thereby harming our ability to generate and increase revenue.

An actual, alleged or perceived security incident, inadvertent disclosure or breach of sensitive information, including confidential and personal information, we process, or of the security of our or our customers’, vendors’, or partners’ networks and systems could be detrimental to our business, reputation, financial information and results of operations.

Advances in technology, discoveries of new weaknesses and other developments with software generally used by the Internet community may increase the risk we will suffer a security incident. As part of our business we process certain personal, confidential and sensitive information. We may in the future fail to detect or prevent security incidents, inadvertent disclosure or breach of sensitive information, including from malware, ransomware, viruses, worms or similar threats for any number of reasons, such as our failure to enhance and expand our platform to reflect industry trends, new technologies and new operating environments, the complexity of the environment, network or systems of our clients, vendors, or partners. We, our customers, vendors or partners may experience such incidents due to data being misappropriated by a malicious insider or unauthorized party, such as employee error, rogue employee activity, or other unlawful or unauthorized acts, which if successful, may result in either threatened or actual exposure leading to unauthorized access, disclosure and misuse of sensitive information or other information regarding customers, vendors, partners, employees, or our company and business, and our technologies, systems and networks have been subject to attempted cyberattacks. If we experience any such incidents, we may incur significant costs in protecting against or remediating such incidents, which include investing in resources to address these incidents. We may not be able to remedy any incidents or incidental problems in a timely manner, or at all. To the extent potential customers, industry stakeholders or other third parties believe that the failure to detect or prevent any particular threat is a flaw or indicates that our platform is not secure our reputation and business would be harmed. Any real or perceived defects, errors or vulnerabilities in our platform or business, or any other failure of our platform to detect an incident, could result in:

∎	a loss of existing or potential customers;

∎	delayed or lost revenue and adverse impacts to our business, financial condition and operating results;

∎	a delay in attaining, or the failure to attain, market acceptance;

∎	the expenditure of significant financial and research and development resources in efforts to analyze, correct, eliminate, or work around errors or defects, and address and eliminate vulnerabilities;

∎	an increase in resources, including devoted customer service and support, which could adversely affect our gross margins;

∎	decrease in value to our reputation or brand; and

∎

claims and litigation, regulatory inquiries, or investigations, enforcement actions, including fines, and other claims and liabilities, all of which may be costly and burdensome and further harm our reputation.

We were the target of a cybersecurity attack that impacted a portion of our information technology systems.

In September 2020, we experienced a security incident, where unauthorized access to a cloud computing account occurred during which new cloud computing servers were deployed, which we believe was in an attempt to mine Bitcoin. We quickly detected and stopped the unauthorized access and secured our systems by changing all passwords. We subsequently hired a third-party security firm that conducted an external security audit which identified a number of remediation points to further tighten security, all of which we have either resolved or are currently in the process of implementing. This incident did not cause any material disruptions of our business and operations and had no material impact on the financial condition or results of operations of the business.

We may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition or results of operations in future periods. While we continue to implement remediation points identified by our third party security firm to address the constantly evolving threat landscape, we cannot provide assurance that our security frameworks and measures will be successful in preventing future cyberattacks. Further, the incident may have a negative impact on our reputation and cause customers, suppliers and other third parties with whom we maintain relationships to lose confidence in us. We are unable to definitively determine the impact to these relationships and whether we will need to engage in any activities to rebuild them. If customers lose confidence in us and we fail to rebuild these relationships, our business, financial condition, and results of operations would be materially negatively impacted.

Systems failures and resulting interruptions in the availability of our websites, apps, or platforms could adversely affect our business, financial condition, and results of operations.

It is critical to our success that online gamblers can access our platform at all times. Our systems may experience service interruptions or degradation or other performance problems because of peak usage times, hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins and other intentional acts of vandalism, including by our own employees, independent contractors or other insiders. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities.

We may experience system failures and other events or conditions from time to time that could interrupt the availability, reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an appropriate period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of users.

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results, whether or not the acquisition is consummated. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

As part of our business strategy, we have previously acquired businesses and will continue to consider potential strategic transactions that we believe could complement or expand our geographic presence, enhance our technical capabilities, or otherwise offer growth opportunities. For example, in February 2017, we acquired SvenskaCasino.se,

Lyckospel.se and CasinoMobilt.se and AndroidSlots.co.uk. In 2018, we acquired a mobile performance-marketing network and Bookies.com, Bookmakers.co.uk, and FootballScores.com and their associated assets along with 500 additional undeveloped domain names. Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. In addition, we may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business, financial condition, and results of operations.

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

∎	unanticipated costs or liabilities associated with the acquisition, such as transaction-related lawsuits or claims;

∎	failure or material delay in closing a transaction;

∎	incurrence of acquisition-related costs;

∎	diversion of management resources from existing business operations;

∎	regulatory uncertainties;

∎	weak, ineffective, or incomplete data privacy compliance and strategies of an acquired company;

∎	harm to our existing business relationships with online gambling operators as a result of the acquisition;

∎	harm to our brand and reputation;

∎	the potential loss of our key employees;

∎	difficulties in retaining customers or key employees of an acquired company;

∎	difficulties in integrating the technologies, operations, existing contracts, and employees of an acquired company; and

∎	use of substantial financial resources to consummate the acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition, and results of operations could be adversely affected. In addition, acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results.

If we fail to manage our rapid growth effectively, our brand, business, financial condition and results of operations could be adversely affected.

Since our founding in 2006, we have experienced rapid growth in the number of customers, the number of websites we own, our geographic reach and our operations. We expect to continue to experience growth in the future. This growth has imposed, and may continue to impose, significant responsibilities on our management, including the need to identify, recruit and integrate additional employees with relevant expertise, expand the scope of our current technological platform and invest in improved controls over technology, financial reporting and information disclosure. If we fail to manage the growth of our business and operations effectively, the quality of our service and the efficiency of our operations could suffer, which could adversely affect our business, financial condition, and results of operations.

In addition, our rapid growth may make it difficult to evaluate our future performance. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to model future growth. If we fail to achieve the necessary level of efficiency in our company as it grows, or if we are not able to accurately forecast future growth, our business would be negatively impacted.

We rely on the Apple App Store and the Google Play Store to offer and promote our apps. If such platform providers change their terms and conditions to our detriment, our business will suffer.

We offer a number of apps through the Apple App Store and the Google Play Store. We are subject to the policies and terms of service of these third-party platforms. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. A platform provider may also add fees associated with access to and use of its platform, alter how we advertise on the platform or limit the use of personal information for advertising purposes. Any limit or discontinuation of our access to any platform could adversely affect our business, financial condition, and results of operations.

The impact of economic conditions, including the resulting effect on consumer spending, may adversely affect our business, financial condition, and results of operations.

Our performance is subject to economic conditions and their impact on the levels of consumer spending. Demand for entertainment and leisure activities, including online gambling, may decline if discretionary consumer spending declines, including during economic downturns, when consumers generally earn less disposable income. Changes in discretionary consumer spending or consumer preferences are driven by factors beyond our control, such as:

∎	unfavorable changes in general economic conditions, including recessions, economic slowdowns;

∎	fears of recession and changes in consumer confidence in the economy;

∎	sustained high levels of unemployment;

∎	increases in taxes, including gambling taxes or fees;

∎	high energy, fuel and other commodity costs;

∎	the potential for bank failures or other financial crises; and

∎	terrorist attacks or other global events.

During periods of economic contraction, our revenues may decrease while most of our costs remain fixed and some costs may even increase, resulting in decreased earnings.

Consolidation among the online gambling operators may reduce demand for our products and profitability.

Much of the demand for our products derives from the desire of online gamblers to switch between different online gambling websites. The revenues of an online gambling website from a particular online gambler are usually highest in the first month after that online gambler signs up to the website. Therefore, online gamblers switching between platforms are likely to bring higher revenues to us. A consolidation of the online gambling sector could significantly reduce the ability and desire of online gamblers to switch between platforms, thereby potentially reducing our expected revenues. Furthermore, consolidation among online gambling operators may reduce competition for use of our product and therefore reduce our pricing power in the market place. Any significant move towards consolidation within the online gambling industry could therefore have a material adverse effect on our business, financial condition and results of operations.

Negative events or negative media coverage relating to online gambling may adversely impact our ability to retain or attract online gamblers, which could have an adverse impact on our business.

The online gambling industry is subject to negative publicity relating to perceptions of underage gambling, exploitation of vulnerable customers and the historic link between the gambling industry to criminal activities. As a service provider to the online gambling industry, our reputation can be negatively affected and, accordingly, significantly influence our business. In addition, a negative shift in the perception of online gambling by the public or by policymakers, lobbyists or others could affect future legislation of online gambling, which could cause jurisdictions to abandon proposals to legalize online gambling, thereby limiting the number of jurisdictions in which we can operate. Furthermore, illegal betting activity could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also lead to new restrictions on or to the prohibition of online gambling in jurisdictions in which we currently operate. Such negative publicity could also reduce could diminish confidence in, and the use of, our platform and result in decreased revenue or slower customer growth rates, which could seriously harm our business.

We and our customers may have difficulty accessing the services of banks or the financial system and our business could be materially adversely affected.

Although financial institutions are permitted to provide services to us and others in the online gambling industry, banks may be hesitant to offer services to us because we are service providers for iGaming and sports betting businesses. Consequently, we may encounter difficulties in establishing and maintaining banking relationships with a full scope of services and generating market rate interest. If we were unable to maintain our bank accounts, it would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges which could materially adversely impact our business. Similarly, our customers may be unable to access the services of banks or the financial system, whether due to banks’ concerns with respect to providing services to the iGaming and sports betting businesses in general or changes of laws and regulations that might limit our customers’ ability to access the financial system. For example, the Financial Action Task Force recently subjected Malta to increased monitoring, where revenue generated amounted to 14% and 15% of our total revenue for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively. If our customers were unable to access the service of banks or the financial system, we would not be able to collect payment due from such customers in time or at all, which could materially adversely impact our business and financial performance.

Risks Related to Government Regulation

The online gambling industry is heavily regulated. Changes to the regulatory framework in the jurisdictions in which we operate could restrict our ability to advertise or harm our customers’ business, which could in turn negatively affect our financial performance.

As an online gambling affiliate, our principal customers are online gambling operators. Any regulatory development that could harm the financial performance or otherwise adversely affect online gambling operators could negatively affect our performance.

The regulatory framework for online gambling is complex and varies across the jurisdictions in which we operate. In some jurisdictions, online gambling regulations are subject to debate and continuous development. For example, the U.K. Gambling Commission has announced it is considering limiting the maximum allowable stake on iGaming games. Once implemented, the stake limitations would have a detrimental effect on online gambling operators in the U.K. including reducing player values, which would in turn adversely affect our performance in the U.K. market. In addition, in July 2020, the Swedish government introduced iGaming restrictions in an effort to combat problem gambling amid the COVID-19 pandemic, including a maximum weekly deposit and bonus offers for iGaming players until December 31, 2020. These restrictions were later extended to November 2021. We believe such limitations would reduce player values in the Swedish regulated industry that we provide service to, thus would negatively affect our business in Sweden. Furthermore, in June 2020, the U.K. All-Party Parliamentary Group for Gambling Related Harm recommended that the U.K. government should ban all forms of gambling advertising. If such ban is implemented, our business in the U.K. would be blocked. In June 2021, Canada passed Bill C-218 which would allow individual provinces and territories to decide how to regulate single-event sports betting within their jurisdictions. As most provinces in Canada have not determined their approach to this regulation, we cannot predict the impact of this regulation on our business in Canada. On July 1, 2021, Germany’s new Interstate Treaty on Gambling, or ISTG 2021, came into effect. ISTG 2021 implements certain new advertising rules. As the new rules are still being interpreted, we cannot predict their impact on our business. In the event these rules limit our marketing activities in that jurisdiction, then our business might be negatively effected in Germany, where we generated 7% of our revenue for the year ended December 31, 2020 and 17% of our revenue for the quarter ended March 31, 2021. We cannot predict whether, in the future, similar regulations will be implemented in a market where we operate or the impact of these regulations on our business. In addition, online gambling operators and their B2B providers, such as online gambling operator affiliates (directly and/or directly by way of their commercial relationship with online gambling operators), are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increase at any time. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as online gambling. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gambling industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits, many of which have been made worse due to COVID-19, could intensify the efforts of governments to raise revenues through increases in gambling taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws.

As the legal framework for the online gambling industry is constantly developing, we are unable to predict whether or when additional restrictions will be applied to online gambling operators in the jurisdictions in which we operate. Any development such as the above-mentioned could have a material adverse effect on our business, results of operations and financial position.

Our failure to obtain or maintain applicable licenses or approvals, or otherwise comply with applicable requirements, could adversely affect our business and our operations.

As an online gambling affiliate, we are required to obtain licenses or approvals to operate in each jurisdiction in the U.S. where we conduct business. As of March 31, 2021, we have obtained licenses or approvals to operate from New Jersey, Pennsylvania, West Virginia, Colorado, Illinois, Tennessee, Indiana and Virginia. In May 2021, we were approved to operate in Michigan. Some of these approvals are subject to renewal—a potentially time-consuming process. Our delay or failure to renew licenses or approvals in any jurisdiction may prevent us from distributing our product offerings, increasing our customer base and/or generating revenues.

Currently, we are not required to obtain licenses or approvals to conduct business in the jurisdictions outside the U.S. However, the laws and regulations relating to online gambling are constantly evolving. We cannot predict if or when laws and regulations in these jurisdictions will be changed and to what degree such changes will have an impact on online gambling affiliates. Any regulatory development that would restrict or prevent us from conducting our business activities in any given territory could have a material adverse effect on our business, results of operations and financial position.

We expect to continue to expand our operations to additional U.S. states and to expand our international operations. Any new markets or countries that we attempt to enter may not be receptive. For example, we may not be able to expand further in some markets if we are unable to obtain applicable licenses or approvals. If we are unable to effectively develop and operate within these new markets, or if our competitors are able to successfully penetrate geographic markets that we cannot access or where we face other restrictions, then our business, operating results and financial condition could be impaired.

We may be subject to legislation that limits or restricts the marketing of online gambling services and we could fail to comply with such legislation.

As service providers to online gambling operators, online gambling affiliates are generally not subject to the same laws and regulations governing online gambling operators. However, in many jurisdictions, we are obligated to comply with the regulations and standards around advertising in general. For example, the Advertising Standards Authority in the U.K. prescribes certain standards for online and affiliate marketing in general as well as specific policies around gambling. In the U.S., the American Gaming Association, or the AGA, has produced a Responsible Marketing Code for Sports Wagering which its members have pledged to follow. We are not a member of the AGA currently but should we join in the future, we would be required to comply with their marketing codes. The Irish Labour Party recently introduced the Gambling (Prohibition of Advertising) Bill 2021, which in its current form, could prohibit online gambling affiliates from providing digital marketing services. If such law were to pass, our business in Ireland will be blocked. In addition, we are subject to general marketing legislation in all jurisdictions that we operate. In the future, we may be subject to additional regulatory requirements aimed at the promotion of online gambling services, for example if we enter new geographical markets or if regulations are expanded to include our operations. Regulatory compliance is costly and time-consuming. We have dedicated significant time and financial resources to monitor our regulatory compliance and will continue to in the future. However, as we operate more than 30 websites in 13 jurisdictions and continue to grow our business globally, we, from time to time, may fail to maintain all websites fully compliant with marketing laws and regulations. This could result in penalties or other sanctions from relevant authorities, lead to increased costs or otherwise have a negative impact on our operations.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

While we do not collect and process personal data about our customers, which are operators, referred players, or NDCs, we do collect and process personal data about individuals when they register for our newsletters, participate in our American Gambling Awards (e.g., nominees, winners, etc.) and generally when we perform our administrative functions (e.g., information about employees and job applicants) for various business purposes, including marketing and promotional purposes. The collection, use and processing of such information about individuals are governed by data privacy laws and regulations enacted in the E.U., U.K., U.S. (federal and state), and other jurisdictions around the world, including U.S. marketing laws such as The Controlling the Assault of Non-Solicited Pornography And Marketing Act and Telephone Consumer Protection Act. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement.

The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Most of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For instance, in the European Economic Area, or the E.E.A., we are subject to the General Data Protection Regulation 2016/679, the GDPR, and in the U.K., we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation, the U.K. GDPR, and the U.K. Data Protection Act 2018, each of which imposes strict requirements on covered processing and provides for robust regulatory enforcement and sanctions for non-compliance. The GDPR and the U.K. GDPR regimes enable competent authorities to issue fines up to the greater of €20 million/£17.5 million or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors, customers and data subjects. In addition, last year the Court of Justice of the E.U., or the CJEU, invalidated the E.U.-U.S. Privacy Shield (a mechanism for the transfer of personal data from the E.E.A to U.S.) and also indicated that reliance on standard contractual clauses (another such transfer mechanism) alone may not necessarily be sufficient in all circumstances. We previously relied on our E.U.-U.S Privacy Shield certification and in some cases the Privacy Shield certification(s) of our vendors and partners for the purposes of transferring personal data from the E.E.A. to the U.S. in compliance with the GDPR’s data export conditions. We are monitoring the developments following the CJEU decision as well as implementing the standard contractual clauses and reviewing other mechanisms for transfers from the E.E.A. and the U.K., including to the U.S. We are additionally subject to evolving E.U. and U.K. privacy laws on electronic marketing and cookies. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the 2002 Privacy & Electronic Communication Directive 2002/58/EC, as amended, or the ePrivacy Directive, and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.

Some recent developments in the U.S. include the enactment of the Nevada Security and Privacy of Personal Information, or the NSPPI, California Consumer Privacy Act, or the CCPA, which was recently expanded by the California Privacy Rights Act, or the CPRA, which was passed as a ballot initiative in November 2020 and comes into effect on January 1, 2023. Further, Virginia recently enacted the Virginia Consumer Data Protection Act, or the VCDPA, another comprehensive state privacy law, that will also be effective January 1, 2023. The CCPA, CPRA, and VCDPA may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, the results of our operations or prospects.

We have invested, and expect to continue to invest, significant resources to comply with the GDPR and other privacy laws and regulations. Failure to meet any of the requirements of these laws and regulations could result in significant penalties or legal liability, adverse publicity and/or damage to our reputation, which could negatively affect our business, results of operations and financial condition.

The international scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions due to the international scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws including those relating to the flow of funds between our subsidiaries pursuant to, for example—purchase agreements, licensing agreements, or other arrangements. Adverse developments in such laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction or our inability to comply with all applicable requirements of these laws or regulations due to travel restrictions associated with the COVID-19 pandemic, or otherwise, could have a material adverse effect on our business, financial condition, and results of operations. In addition, the application of withholding tax, social security tax obligations, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding, social security obligations, or non-income taxes. Further, the tax or labor authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our activities or transactions, including the tax treatment or characterization of our tax residency, indebtedness or the transactions. If any applicable tax authorities successfully challenge the tax treatment or characterization of any of these, it could result in the disallowance of deductions; the imposition of additional or new taxation in certain jurisdictions; the imposition of withholding taxes on internal deemed transfers or in general, capital gains taxes, including on transfers that have been made and/or deemed to have been made in connection with the transactions; or otherwise, the reallocation of income, penalties; or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

Our failure to comply with trade restrictions such as economic sanctions and export controls could negatively impact our reputation and results of operations.

We are subject to trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, Syria, Sudan, North Korea, and the Crimea Region of Ukraine. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts and other remedial measures. Investigations of alleged violations can be expensive and disruptive. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope, or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations may be administered or interpreted.

In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation; could cause us to lose existing customers; prevent us from obtaining new customers; negatively impact investor sentiment about our company; require us to expend significant funds to remedy problems caused by violations and to avert further violations; and expose us to legal risk and potential liability—all of which may have a material adverse effect on our reputation, business, financial condition and results of operations.

Our failure to comply with the anti-corruption laws of the U.S. and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which includes the U.S. Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act 2010, or the U.K. Bribery Act, as well as the laws of the countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions, and partnering activities. The FCPA and the U.K. Bribery Act prohibit us and our officers, directors, employees, and business partners acting on our behalf, including agents, or representatives, from corruptly offering, promising, authorizing, or providing anything of value, directly or indirectly, to foreign government officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental commercial bribery, soliciting or accepting bribes, and “facilitation payments,” or small payments to low-level government officials to expedite routine approvals. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with foreign government officials responsible for evaluating and implementing legislative and regulatory changes relevant to our industry and issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system, and some jurisdictions have been perceived to have elevated levels of public corruption. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations.

Other companies, including some that may compete with us, may not be subject to the prohibitions listed above, and therefore may have a competitive advantage over us. We are in the process of developing policies and procedures reasonably designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our officers, directors, employees, and business partners acting on our behalf for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition, and results of operations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Related to Intellectual Property

If we fail to protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive position and our business could be materially adversely affected.

We primarily rely on a combination of trademark, copyright and other intellectual property laws and contractual restrictions to protect our intellectual property and proprietary rights. However, we cannot be certain that the steps we have taken or will take to protect and enforce our intellectual property and proprietary rights will be successful. We currently hold rights to the Gambling.com domain name and various other related domain names in multiple jurisdictions. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our solutions under a new domain name, which could cause us substantial harm, or to incur significant expense to purchase rights to the domain name in question. In addition, our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. We may fail to prevent third parties from acquiring and using domain names that are similar to our brand. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention, and ultimately may not be successful.

We also have certain registered trademarks that are important to our brand, such as the combined mark, Gambling.com. If we fail to protect or enforce our rights under our trademarks, we may lose the ability to use the trademarks or prevent others from using them, which could adversely harm our reputation, business, results of operations and financial condition.

In addition, we have invested significant resources in developing our Adge Business Intelligence Software, Origins Publishing Platform, Genesis content management system, and Elements advertiser management system. All are essential to our business and ability to compete successfully with other online gambling affiliates. Unauthorized parties may copy aspects of our platform or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cybersecurity attacks, which could adversely affect our business. Our competitors or other third parties may also independently develop similar or competing technology or duplicate our solutions and services, which could harm our competitive position.

We cannot be certain that the steps we have taken will prevent infringement, misappropriation or other violations of our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as they do in the U.S. Further, we may be required to enforce our intellectual property or other proprietary rights through litigation, which, regardless of success, could result in substantial costs and diversion of management’s attention.

We may face potential liability and expense for legal claims alleging that the content on our platform or the operation of our business infringes intellectual property rights of third parties, who may assert claims against us for unauthorized use of such rights.

On our publishing platform, we publish both our own content and content from third parties. We cannot be certain that the published content on our platform and the operation of our business do not, or will not, infringe or otherwise violate the intellectual property rights of third parties. Third parties may assert claims against us alleging that we are infringing or otherwise violating their intellectual property rights, including claims for copyright or trademark infringement, or other claims based on the nature and content of the material that we publish or distribute. These claims, whether or not successful, could divert management time and attention away from our business and harm our reputation and financial condition. In addition, the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign, or reengineer our platforms or websites, and/or effectively block our ability to distribute or market our products and services.

Our use of “open source” software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We may use open source software in connection with the development and deployment of our solutions and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/

or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute software containing or linked to open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code to their licensees, which could include proprietary code of the user. In such cases, the open source software license may restrict users from charging fees to licensees for use of their software. While we monitor the use of open source software and try to ensure that none is used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations.

Risks Related Our Status as a Non-U.S. Company

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under Jersey law. The rights of holders of ordinary shares is governed by Jersey law, including the provisions of the Jersey Companies Law, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital—Difference in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the U.S., or to assert U.S. securities law claims outside of the U.S.

Several of our directors and executive officers are not residents of the U.S., and the majority of our assets and the assets of these persons are located outside the U.S. As a result, it may be difficult for investors to effect service of process upon us within the U.S. or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. See “Enforceability of Civil Liabilities.” Additionally, it may be difficult for you to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware of the uncertainty as to whether the courts of Jersey would recognize and enforce judgments of U.S. courts obtained against us or our directors or management predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or entertain original actions brought in courts of Jersey against us or our directors or officers predicated upon the securities laws of the U.S. or any states in the U.S. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Because most of our material agreements are governed by foreign laws, we may not be able to enforce our rights within a foreign jurisdiction, which could result in a significant loss of business, business opportunities or capital.

Foreign laws govern most of our material agreements. We may fail to enforce the terms of our material agreements and remedies may not be available outside of a foreign jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the U.S. The judiciaries in certain foreign countries may be relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Our inability to enforce or obtain a remedy under any of our material agreements could result in a significant loss of business and business opportunities.

Foreign currency exchange rate fluctuations and volatility in global currency markets could have a material adverse effect on our business, financial condition and results of operations.

While our presentation currency for our consolidated financial statements is the U.S. dollar, a significant part of our revenues is denominated in Euros and GBP. Consequently, fluctuations in foreign currency exchange rates may cause our revenues and expenses to fluctuate and may impact our profitability, cash flows and our results generally. These risks related to exchange rate fluctuations and currency volatility may increase in the future as our operations outside the U.S. continue to expand. We have not traditionally used foreign exchange hedging to protect our exposure to exchange rate fluctuations, and do not expect to put in place such hedging. Consequently, our business, financial condition, and results of operations may be materially adversely affected by fluctuations in currency exchange rates.

Our international operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence. To date, we have focused our efforts on the EU. International operations are subject to the legal, political, regulatory, requirements and economic conditions in the jurisdictions in which they are conducted. Risks inherent to international operations include, but are not limited to:

∎	exposure to local economic or political instability;

∎

compliance with various laws and regulatory requirements relating to anti-corruption, antitrust or competition, economic and trade sanctions, data content, data protection and privacy, employment and labor laws and health and safety;

∎	obtaining any required government approvals, licenses or other authorizations;

∎

difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences;

∎	difficulties in enforcing agreements, judgments, and arbitration awards in various legal systems; and

∎	inability to obtain, maintain or enforce our intellectual property rights.

We believe that our overall success as a global business depends on our ability to succeed in different legal, regulatory, economic, social, and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each jurisdiction where we may conduct operations or do business in the future.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. domestic public company. This may limit the information available to holders of the ordinary shares.

As a “foreign private issuer,” we are not subject to all the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies are required and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there would be if we were a U.S. domestic public company.

As a foreign private issuer, we are permitted to and we expect to, follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we were required to comply fully with the Nasdaq corporate governance standards.

As a foreign private issuer listed on Nasdaq we will be subject to Nasdaq’s corporate governance standards. However, Nasdaq rules permit foreign private issuers to follow home country corporate governance practices instead of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. Certain corporate governance practices in Jersey, which is our home country, may differ significantly from Nasdaq corporate governance standards. Other than as set forth in the section of this prospectus titled “Management—Corporate Governance Practices,” we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under Jersey law. However, we may choose to change such practices to follow additional our home country practices in the future.

As a result of the accommodations for foreign private issuers, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management—Corporate Governance Practices.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to prepare U.S. GAAP financial statements be filed on a more accelerated timeframe than a Form 20-F, disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to file Form 10-Qs each quarter and mandatorily comply with U.S. federal proxy requirements, and our officers, directors, principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

U.S. Holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company for U.S. federal income tax purposes.

There is a risk that we will be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes, which could result in a reduction in the after-tax return to U.S. Holders (as defined below under “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”) of our ordinary shares and may cause a reduction in the value of our ordinary shares. A corporation is classified as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of all its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for our most recent table year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future, although there can be no assurance in this regard. The U.S. Internal Revenue Service or a U.S. court could determine that we are or were a PFIC in any past, current, or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. If we were classified as a PFIC, U.S. Holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and additional tax filing requirements that would not otherwise apply. The PFIC rules are complex and a U.S. Holder of our ordinary shares should consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Risks Related to this Offering and Ownership of our Ordinary Shares

There is no existing market for our ordinary shares, and we do not know if one will develop to provide you with adequate liquidity to sell our ordinary shares at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our ordinary shares. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become. If an active trading market does not develop or is not sustained, you may have difficulty selling any of our ordinary shares that you buy. The initial public offering price for our ordinary shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price you paid in this offering, or at all.

We will incur increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly traded company in the U.S., we will incur additional legal, accounting, and other expenses that we did not previously incur. Although we are currently unable to estimate these costs with any degree of certainty, they may be material in amount. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules of the SEC and Nasdaq, have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and investor relations. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur additional costs to maintain the same or similar coverage.

Furthermore, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our ordinary shares could decline and we could be subject to potential delisting by the stock exchange on which our ordinary shares are listed and review by such exchange, the SEC or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

The price of our ordinary shares may fluctuate significantly, and you could lose part or all of your investment.

The initial public offering price for our ordinary shares will be determined by negotiations between us and the representative of the underwriters and may not be indicative of market prices that prevail following this offering. The trading price of our ordinary shares following this offering may fluctuate substantially due to factors in the market beyond our control. These fluctuations could cause you to lose all or part of your investment in our ordinary shares. The following factors, in addition to other factors described in this “Risk Factors,” may have an impact on the market price of our ordinary shares:

∎	our operating and financial performance and prospects;

∎	our quarterly or annual earnings or those of other companies in our industries;

∎	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;

∎	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our ordinary shares or the stock of other companies in our industries;

∎	the failure of research analysts to cover our ordinary shares;

∎	strategic actions by us, our customers, or our competitors, such as acquisitions or restructurings;

∎	increased competition;

∎	new laws or regulations or new interpretations of existing laws or regulations applicable to us;

∎	changes in accounting standards, policies, guidance, interpretations, or principles;

∎	material litigation or government investigations;

∎	default on our indebtedness;

∎

changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism, natural disasters, severe weather, or responses to such events;

∎	reactions to changes in the markets for the raw materials or key inputs that impact our production or our industries generally;

∎	changes in key personnel;

∎	sales of ordinary shares by us or members of our management team;

∎	termination or expiration of lock-up agreements with our management team and principal shareholders;

∎	the granting or exercise of employee stock options;

∎	volume of trading in our ordinary shares; and

∎	the realization of any other risks described under this “Risk Factors” section.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the end-markets we serve. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our ordinary shares could fluctuate based upon factors that have little or nothing to do with us or our business, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or we fail to meet the expectations of industry analysts, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or about our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, interest in the purchase of our ordinary shares could decrease, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

We identified material weaknesses in our internal control over our financial reporting process. If we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We identified material weaknesses in our internal control environment over financial reporting. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected. The material weaknesses related to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS, commensurate with our financial reporting requirements and (ii)

the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively. As a result, numerous adjustments to our consolidated financial statements were identified and made during the course of the audit.

We have initiated a number of steps designed to assist us in remediating the material weakness including: (i) adopting a more rigorous period-end review process for financial reporting; (ii) adopting improved period close processes and accounting processes; (iii) implementing a new ERP platform; and (iv) adding additional resources with sufficient accounting knowledge. While we have designed and are implementing new controls to remediate these material weaknesses, they have not operated for a sufficient period of time to demonstrate the material weakness has been remediated. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weakness we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weakness in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

Furthermore, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price. If we are unable to successfully remediate our identified material weaknesses, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our ordinary shares, and could subject us to litigation or regulatory enforcement actions.

If we fail, for any reason, to effectively or efficiently implement new internal control over financial reporting procedures for compliance with Section 404 of SOX or determine once required that such procedures are ineffective, such failure or determination could materially and adversely affect our business, results of operations and financial condition.

Following the completion of the offering, we will be required to comply with the internal control evaluation and certification requirements of Section 404(a) of SOX by the end of our 2022 fiscal year. While we intend to achieve compliance within the time required, we may not be able to meet the management certification requirements in a timely manner. If it is determined that we are not in compliance with Section 404(a), we will be required to design and implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We will need to hire additional qualified personnel in order for us to be compliant with Section 404(a). During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404(a), we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes. For more information on potential risks related to compliance with related Section 404(b) of SOX, see “Risk Factors—Risks Related to this Offering and Ownership of our Ordinary Shares—We are an emerging growth company within the meaning of the JOBS Act and will take advantage of certain exemptions from various reporting requirements, which may make our ordinary shares less attractive to investors.”

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business, and we have no plans to pay regular dividends on our ordinary shares in the foreseeable future. Any payment of future dividends will be at the discretion of our board of directors (subject to, and in accordance with, our memorandum and articles of association) and will depend on then-existing conditions, including our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Accordingly, you may have to sell some or all of your ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your ordinary shares and you may lose the entire amount of the investment.

You may suffer immediate and substantial dilution.

The initial public offering price per share of our ordinary shares is substantially higher than our net tangible book value per outstanding share immediately after the offering. As a result, you may pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. Investors who purchase our ordinary shares in the offering will incur immediate dilution of $6.95 per share after giving effect to the sale of our ordinary shares in this offering. If we grant options in the future to our employees, and those options are exercised or other issuances of our ordinary shares are made, there will be further dilution. See “Dilution.”

Our chairman of the board will be able to exert significance influence over our company following this offering, and his interest may be different from or conflict with that of our other shareholders.

As of the date of this prospectus, Mr. Mark Blandford, our chairman of the board, beneficially owns approximately 46% of our ordinary shares. Upon the completion of this offering, Mr. Blandford will beneficially own approximately 38% of our outstanding share capital. Mr. Blandford is a well-recognized industry leader and has been a board member for a very significant time period, and the members of the Board and management often look to him for guidance on major financial, operational and strategic matters. Accordingly, Mr. Blandford, although a non-executive director, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Without the consent of Mr. Blandford, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Blandford could violate his fiduciary duties by diverting business opportunities from us to himself or others. For more information regarding Mr. Blandford and his affiliated entity, see “Principal Shareholders.”

Future sales of our ordinary shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our ordinary shares.

We and substantially all of our current shareholders may sell additional ordinary shares in subsequent public offerings. We may also issue additional ordinary shares or convertible debt securities, for a variety of reasons, including to finance future acquisitions. After the consummation of this offering, we will have 33,806,422 ordinary shares (or 34,593,922 ordinary shares if the underwriters exercise in full their option to purchase additional shares) outstanding. This number includes 5,250,000 ordinary shares (or 6,037,500 ordinary shares if the underwriters exercise in full their option to purchase additional shares) sold by us which may be resold immediately in the public market. Of the remaining ordinary shares, 27,047,702, or approximately 80% (or approximately 78% if the underwriters exercise in full their option to purchase additional shares) of our total outstanding ordinary shares, are restricted from immediate resale under the lock-up agreements between our current shareholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These ordinary shares and any ordinary shares which may be issued upon exercise of outstanding options will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of the representative of the underwriters, is 180 days after the date of this prospectus, subject to compliance with the applicable requirements under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

We cannot predict the size of future issuances of our ordinary shares or the effect, if any, that future issuances and sales of our ordinary shares will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares. See “Shares Eligible for Future Sale.”

We are an emerging growth company within the meaning of the JOBS Act and will take advantage of certain exemptions from various reporting requirements, which may make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future, including exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We are also only required to report two years of financial results and selected financial data as an emerging growth company, compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions as long as we remain an emerging growth company, which could be for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues reach $1.07 billion, if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million or if we issue more than $1.0 billion in non-convertible debt over a three year period. We cannot predict if investors will find our ordinary shares less attractive because we may rely on the above emerging growth company exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

∎	our ability to manage expansion into the U.S. markets and other markets;

∎	our ability to compete in our industry;

∎	our expectations regarding our financial performance, including our revenue, costs, EBITDA and Adjusted EBITDA;

∎	the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;

∎	our ability to mitigate and address unanticipated performance problems on our websites, or platforms;

∎	our ability to attract, retain, and maintain good relations with our customers;

∎	our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;

∎

our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business;

∎	our ability to anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business;

∎	our ability to obtain and maintain licenses or approvals with gambling authorities in the U.S.;

∎	our ability to effectively manage our growth and maintain our corporate culture;

∎	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

∎	our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions;

∎	our ability to maintain, protect, and enhance our intellectual property;

∎	our intended use of the net proceeds from this offering;

∎	our ability to manage the increased expenses associated and compliance demands with being a public company;

∎	our ability to maintain our foreign private issuer status; and

∎	other factors detailed herein under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $36.68 million, assuming the shares are offered at $8.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $4.88 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $0.79 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional working capital, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures and potential strategic investments and acquisitions.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above, and there may be circumstances where a reallocation of funds is necessary. Accordingly, our management will have broad discretion over the way that we use the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

DIVIDEND POLICY

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The distribution of dividends may be limited by the laws of Jersey, which permits distributions to be made from any source (subject to certain restrictions) but requires a statement of solvency to be made by the directors of the Company authorizing such distribution. For an explanation concerning the payment of dividends under the laws of Jersey, see “Description of Share Capital—Dividend and Liquidation Rights.” The terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2021:

∎	on an actual basis; and

∎

on an as adjusted basis to give effect to the issuance and sale of ordinary shares by us in this offering at an assumed public offering price of $8.50 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	AS OF MARCH 31, 2021
	ACTUAL	AS ADJUSTED
	(Unaudited)
	(in thousands, USD)
Cash and cash equivalents	$14,035	$50,716

Non-current loans and financing:
Borrowings	5,938	5,938
Lease liability	1,447	1,447

Total non-current loans and financing	7,385	7,385
Total equity	37,156	$74,552

Total capitalization	$44,541	$81,937

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ordinary share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total equity and total capitalization by approximately $4.88 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per ordinary share after this offering. Our net tangible book value as of March 31, 2021 was $0.52 per ordinary share.

Net tangible book value per ordinary share was calculated by:

∎	subtracting our total liabilities from our total tangible assets (total assets less intangible assets); and

∎	dividing the difference by the number of ordinary shares outstanding.

After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of $8.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of March 31, 2021 would have been $52.24 million, or $1.55 per ordinary share. This amount represents an immediate increase in net tangible book value of $1.03 per ordinary share to our existing shareholders and an immediate dilution of $6.95 per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per ordinary share		$8.50
Net tangible book value per share as of March 31, 2021	$0.52
Increase per share attributable to this offering	$1.03

Pro forma as adjusted net tangible book value per share after this offering		$1.55

Dilution per share to new investors in this offering.		$6.95

A $1.00 increase in the assumed initial public offering price of $8.50 per ordinary share would increase the pro forma as adjusted net tangible book value by $4.88 million, or $0.14 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $8.50 per ordinary share would decrease the pro forma as adjusted net tangible book value by $4.88 million, or $0.15 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ordinary shares in full in this offering, assuming an initial public offering price of $8.50 per ordinary share, the pro forma as adjusted net tangible book value after the offering would be $1.69 per ordinary share. This amount represents an immediate increase in net tangible book value of $1.17 per ordinary share to existing shareholders and an immediate dilution of $6.81 per ordinary share to new investors purchasing ordinary shares.

The following table summarizes, as of March 31, 2021 the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders paid, on the one hand, and new investors are paying in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $8.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing shareholders	28,556,422	84%	$20,253,000	31%	$0.71
New investors	5,250,000	16%	44,625,000	69%	8.50

Total	33,806,422	100%	$64,878,000	100%

The foregoing tables and calculations exclude 3,609,744 ordinary shares reserved for issuance under our equity incentive plans and equity awards as of March 31, 2021, of which there were options and warrants to purchase 2,844,744 shares at a weighted average exercise price of $1.68 per share.

If the underwriters exercise their option to purchase additional shares in full:

∎	the percentage of ordinary shares held by existing shareholders will decrease to approximately 83% of the total number of our ordinary shares outstanding after this offering; and

∎	the number of shares held by new investors will increase to 6,037,500, or approximately 17% of the total number of our ordinary shares outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto and other financial information included elsewhere in this prospectus. All dollar amounts in this discussion and analysis are in thousands of United States dollars unless otherwise stated. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry based on December 31, 2020 and March 31, 2021 revenue. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com and Bookies.com. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

We generate revenue by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.

As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Revenue Share Model

Under the revenue share model, we are entitled to a certain percentage of the NGR generated by a referred player with no flat fee component. NGR is calculated as GGR less direct costs such as transaction fees, bonus offers, loyalty rewards, charge backs and, sometimes, administrative fees. Revenue share commissions are typically calculated on the basis of a pool of referred players across a given online gambling affiliate account. Depending on the customer, we may maintain multiple online gambling affiliate accounts with each customer. While most of our arrangements are valid for the entire customer lifetime of the referred players, in practice referred players typically play for a limited time only. Such characteristics could vary significantly between markets and outliers such as high-rollers and long-term online gamblers do exist and can have a significant effect on revenue share results. Significant counterparty risk is inherent to the revenue share model and therefore we apply a risk-based model when determining whether, and to what extent, to transact on a revenue share basis with a given customer. For the years ended December 31, 2019 and 2020, 20% and 12% of our revenue was generated under the revenue share model, respectively. For the three months ended March 31, 2020 and 2021, 17% and 8% of our revenue was generated under the revenue share model, respectively.

Cost per Acquisition (CPA) Model

Under the CPA model, we are compensated with a flat fee commission per NDC according to terms which may include a minimum deposit. CPA fees vary significantly between markets and product categories depending on the geography and type of product. The CPA model captures a sizable portion of the value of the online gambler at the start and therefore has much better cash flow dynamics compared to revenue share which can take months or years to catch up to and exceed the CPA value that could have been achieved for an individual referred player (if it exceeds it at all). For small online gambling operators or operators with a short trading history, we tend to favor the CPA model to minimize exposure to the counterparty risk inherent in the revenue share model. For the years ended December 31, 2019 and 2020, 18% and 32% of our revenue was generated under the CPA model, respectively. For the three months ended March 31, 2020 and 2021, 27% and 38% of our revenue was generated under the CPA model, respectively.

Hybrid Model

The hybrid model combines both revenue share and CPA. Under this model, online gambling operators pay a lower up-front payment and a lower revenue share percentage. This model gives us the best of both worlds which enables us to secure both predictable short-term revenue and exposure to ongoing revenue share to maximize the revenue per referred player over the medium and long-term. For the years ended December 31, 2019 and 2020, 57% and 53% of our revenue was generated under the hybrid model, respectively. For the three months ended March 31, 2020 and 2021, 51% and 46% of our revenue was generated under the hybrid model, respectively.

We have also received and continue to receive revenue from other commercial structures, such as fixed fees, initiation fees or minimum guarantees for revenue share.

Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of all three of the models will be offered and it is incumbent on us to negotiate and select our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.

Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of SEO strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded destinations through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the truly high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings without extra effort.

The main drivers for the online gambling affiliate market in which we operate are the underlying online gambling market, pace and detail of regulation, the amount of advertising conducted by the online gambling operators and the share of such advertising going to online gambling affiliates such as us. Underlying market growth stems from both an increase in the number of jurisdictions regulating online gambling for the first time as well as growth from already regulated jurisdictions where online gambling is becoming an increasingly accepted, mainstream leisure activity.

Newly regulated markets, such as the U.S., we believe, present significant opportunities for future growth. Changes to existing regulations could present both risks and opportunities depending on the nature of the change. An increase in underlying gaming tax, for example, would negatively affect the revenue potential from such market whereas an expansion in the number of online gambling licensees would typically positively affect the revenue potential.

Factors Affecting Our Results of Operations

Revenue from sports products tend to fluctuate significantly with the sporting events schedule. Revenue from casino products is typically subject to seasonality to a lesser extent. In the northern hemisphere, the first and fourth quarters are typically stronger while the second and third quarters are subject to negative seasonality. In 2020 and for the 3 months ended 31 March 2021, we have seen larger than typical positive seasonality for casino products in connection with the implementation of restrictive COVID-19 measures. Conversely, we expect to see larger than typical negative seasonality effects in connection with such COVID-19 measures being lifted.

For the years ended December 31, 2019 and 2020, 24% and 11% of our revenue was generated from sports products including online betting and daily fantasy sports and 73% and 86% was generated from casino products including iGaming and social casino, respectively. For the three months ended March 31, 2020 and 2021, 16% and 10% of our revenue was generated from sports products including online betting, respectively, and daily fantasy sports and 82% and 88% was generated from casino products including iGaming and social casino, respectively.

Impact of COVID-19

The COVID-19 global pandemic has presented health and economic challenges on an unprecedented scale. The online gambling industry has been affected by COVID-19 both directly in terms of disruptions to revenue generating activities and indirectly as a result of effects to the general economy and financial markets.

The direct impact of COVID-19 on our business beyond disruptions to normal business operations in several offices primarily results from the suspension and cancellation of sports seasons and sporting events. As a result of most major sports events having been postponed or cancelled for parts of 2020, our revenue from sports betting was directly and significantly affected. However, revenue from casino and other non-sports products showed strong growth throughout 2020 and revenue from sports showed signs of recovery as sports events returned.

Based on currently available information, we do not expect a significant negative long-term impact on our business. Our and our customer’s online business models benefit from an accelerated structural change from offline to online. The demands for our services were not impacted significantly by changes in buying behavior and disposable income of online gamblers. Management assessed the impact of the COVID-19 pandemic and based on actual results in the fiscal year 2020, there was no overall negative impact on our financial performance. While sports betting was negatively impacted, it represented only 24% and 11% of our total revenues in 2019 and 2020, respectively. Growth in casino revenue more than offset the decrease in sports revenue.

As a leading provider of digital marketing services for the global online gambling industry, we have seen significant growth in revenues, as COVID-19 has shifted players to online entertainment. Our total revenue increased from $19,266 for the year ended December 31, 2019 to $27,980 for the year ended December 31, 2020, representing a year over year increase of 45%. Our revenue from casino products increased from $14,020 for the year ended December 31, 2019 to $24,135 for the year ended December 31, 2020, representing an increase year over year of 72%. Our revenue from sports products decreased from $4,686 for the year ended December 31, 2019 to $3,210 for the year ended December 31, 2020, representing a decrease of 31%. Our net income increased from a net loss of $1,901 for the year ended December 31, 2019 to net income of $15,151 for the year ended December 31, 2020. Our Adjusted EBITDA increased from $3,747 for the year ended December 31, 2019 to $14,608 for the year ended December 31, 2020, representing a year over year increase of 290%.

Our total revenue increased from $4,111 for the three months ended March 31, 2020 to $11,517 for the three months ended March 31, 2021, representing an increase of 180%. Our revenue from casino products increased from $3,365 for the three months ended March 31, 2020 to $10,114 for the three months ended March 31, 2021, representing an increase of 201%. Our revenue from sports products increased from $674 for the three months ended March 31, 2020 to $1,173 for the three months ended March 31, 2021, representing an increase of 74%. Our net income decreased from net income of $4,733 for the three months ended March 31, 2020 to net income of $4,466 for the three months ended March 31, 2021, representing a decrease of 6%. Our Adjusted EBITDA increased from $769 for the three months ended March 31, 2020 to $7,117 for the three months ended March 31, 2021.

While the lasting impact of COVID-19 on the online gambling market is uncertain, we believe that the changes in player behaviors may have a permanent effect on the online gambling market and our business.

Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business.

We believe EBITDA and Adjusted EBITDA are useful to our management as a measure of comparative operating performance from period to period as it removes the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use EBITDA and Adjusted EBITDA as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA and Adjusted EBITDA are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA and Adjusted EBITDA is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA and Adjusted EBITDA as compared to IFRS results are that EBITDA and Adjusted EBITDA as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA and Adjusted EBITDA may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net (loss) and net income for the period attributable to the equity holders as presented in the Consolidated Statements of Comprehensive (Loss) and Income for the period specified:

	YEAR ENDED DECEMBER 31,		CHANGE		THREE MONTHS ENDED MARCH 31,		CHANGE
	2019	2020	$	%	2020	2021	$	%
	(in thousands, unaudited)				(in thousands, unaudited)
Net (loss) income for the period	$(1,901)	$15,151	17,052	n/m	$4,733	$4,466	(267)	(5.6)%

Add Back:
Net finance costs (1)	2,429	379	(2,050)	(84.4)%	(4,698)	79	4,777	(101.7)%
Income tax charge (credit)	872	(4,399)	(5,271)	n/m	51	666	615	n/m
Depreciation expense	110	123	13	11.8%	29	35	6	20.7%
Amortization expense	2,116	2,104	(12)	(0.6)%	504	547	43	8.5%

EBITDA	$3,626	$13,358	9,732	268.4%	$619	$5,793	5,174	n/m

Share-based payments	—	371	371	100.0%	—	818	818	100.0%
Non-recurring accounting and legal fees related to the offering	—	724	724	100.0%	—	506	506	100%
Non-recurring costs related to lease termination	121	155	34	28.1%	150	—	(150)	(100.0)%

Adjusted EBITDA	$3,747	$14,608	10,861	289.9%	$769	$7,117	6,348	n/m

(1)	Net finance costs is comprised of gains/losses on financial liability at fair value through profit or loss, finance income, and finance expense.
n/m = not meaningful

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flow from operating activities as presented in the Consolidated Statement of Cash Flows for the period specified:

	YEAR ENDED DECEMBER 31,		CHANGE		THREE MONTHS ENDED MARCH 31,		CHANGE
	2019	2020	$	%	2020	2021	$	%
	(in thousands, unaudited)				(in thousands, unaudited)
Cash flows generated by operating activities	$4,004	$10,894	6,890	172.1%	$229	$6,740	6,511	n/m
Capital Expenditures	(1,721)	(90)	1,631	(94.8)%	(17)	(343)	(326)	n/m

Free Cash Flow	$2,283	$10,804	8,521	373.2%	$212	$6,397	6,185	n/m

n/m = not meaningful

Constant Currency

Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated financial statements from EUR to USD by translating financial data for the three months ended March 31, 2020 using the same foreign currency exchange rates that we used to translate financial data for the three months ended March 31, 2021.

Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations, Three months ended March 31, 2020 with three months ended March 31, 2021,” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note 3 Significant Accounting Policies,” within the Notes to the Condensed Consolidated Financial Statements included elsewhere in this prospectus.

For the years ended December 31, 2019 and 2020, we did not include the impact of constant currency within this prospectus as foreign exchange did not have a significant impact on our reported USD amounts for these years. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

Results of Operations

Year ended December 31, 2019 with year ended December 31, 2020

The following discussion summarizes our results of operations for our one reportable segment for the years ended December 31, 2019 and 2020, presented as a percentage of total revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31, (in thousands)		CHANGE
	2019	2020	$	%
Revenue	$19,266	$27,980	8,714	45.2%
Sales and Marketing expenses	(10,862)	(8,103)	2,759	(25.4)%
Technology expenses	(2,498)	(2,503)	(5)	0.2%
General & Administrative expenses	(4,213)	(5,956)	(1,743)	41.4%
Allowance for credit losses	(293)	(287)	6	(2.0)%

Operating profit	1,400	11,131	9,731	695.1%
(Losses) gains on financial liability at fair value through profit or loss	(94)	1,417	1,511	n/m
Finance income	140	303	163	116.4%
Finance expense	(2,475)	(2,099)	376	(15.2)%

(Loss) income before tax	(1,029)	10,752	11,781	n/m
Income tax (charge) credit	(872)	4,399	5,271	(604.5)%

Net (loss) income for the year attributable to equity holders	(1,901)	15,151	17,052	n/m

Other comprehensive income
Exchange differences on translating foreign currencies	50	2,480	2,430	n/m

Total comprehensive (loss) income for the year attributable to the equity holders	(1,851)	17,631	19,482	n/m

n/m = not meaningful

Key Performance Indicator

The Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define an NDC as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to commission for us. Management uses “NDCs” as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.

While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Risk Factors” within this prospectus for further risks associated with our business which could affect this KPI.

	YEAR ENDED DECEMBER 31,		CHANGE
	2019	2020	$	%
	(in thousands)
New Depositing Customers	79	104	25	31.6%

The increase in NDCs for the year ended December 31, 2020 compared to December 31, 2019 demonstrates the growth in the business, specifically related to the increase in casino products which was offset by the decline in sports products due to decreased sporting events as a result of COVID-19. As such, we believe this is a meaningful metric in evaluating our operating performance.

Revenue

We generate most of our revenue by referring online gamblers to online gambling operators with agreements based on one of three models: revenue share, cost per acquisition (CPA), or a combination of both, which is referred to as hybrid. We consider each referred player to be a separate performance obligation. It is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known. CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Other revenues are derived from advertising and onboarding fees paid by online gambling operators as well as subscription revenues paid by online gamblers. These revenues are recognized as earned or straight-line over the applicable service period.

Fees generated by each customer during a particular month are paid to us typically within 30 days after month end.

The following tables set forth the breakdown of our revenue in U.S. dollar amounts and as percentages of total revenues for the periods indicated:

Our revenue disaggregated by market is as follows:

	YEAR ENDED DECEMBER 31, (in thousands)		AS A PERCENTAGE OF REVENUE
	2019	2020	2019	2020
U.K. and Ireland	$13,412	$16,189	69.7%	57.9%
Other Europe	2,879	5,252	14.9%	18.8%
North America	1,916	3,959	9.9%	14.1%
Rest of the world	1,059	2,580	5.5%	9.2%

Total revenues	$19,266	$27,980	100.0%	100.0%

Other Europe includes revenue from Germany, Italy, Sweden and other European markets. North America includes revenue from the U.S. and Canada. Rest of the world includes revenue from Oceania and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers.

During the year ended December 31, 2020, revenue increased across each of our disaggregated markets when compared to the year ended December 31, 2019, driven by organic growth. We believe, the growth stems from a combination of increased demand in casino products, market growth, increased addressable market, increased market share, and improved technology and operational efficiencies.

Our revenue disaggregated by monetization is as follows:

	YEAR ENDED DECEMBER 31, (in thousands)		AS A PERCENTAGE OF REVENUE
	2019	2020	2019	2020
Hybrid commission	$11,060	$14,738	57.4%	52.7%
Revenue share commission	3,856	3,308	20.0%	11.8%
CPA commission	3,447	9,047	17.9%	32.3%
Other revenue	903	887	4.7%	3.2%

Total revenues	$19,266	$27,980	100.0%	100.0%

Revenue share commission includes revenue from arrangements where we are remunerated exclusively by a share of the customer’s NGR from the referred players. CPA commission includes revenue from arrangements where we are remunerated exclusively by a single cash payment for each referred player. Hybrid commission includes revenue from arrangements where we are remunerated by both a CPA commission and a revenue share commission from the referred players. Other revenue includes revenue from arrangements not based on the referred players including advertising and onboarding fees as well as subscription fees.

The revenue increase from the year ended December 31, 2019 compared to the year ended December 31, 2020 is driven primarily by additional Hybrid commission and CPA commission revenue of $3,678, or 33%, and $5,600, or 162%, respectively. These increases were offset by a decline in Revenue share commission of $548, or 14%. Other revenue experienced flat growth year over year. The change in revenue by monetization is driven primarily by relative changes in the product and market mix with sports products typically being monetized to a greater degree with Revenue Share or Hybrid commission relative to casino products and the North American market typically being monetized to a greater degree with CPA commission relative to other markets.

Our revenue disaggregated by product type from which it is derived is as follows:

	YEAR ENDED DECEMBER 31, (in thousands)		AS A PERCENTAGE OF REVENUE
	2019	2020	2019	2020
Casino	$14,020	$24,135	72.8%	86.3%
Sports	4,686	3,210	24.3%	11.4%
Other	560	635	2.9%	2.3%

Total revenues	$19,266	$27,980	100.0%	100.0%

Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and daily fantasy sports. Other revenue includes revenue from products other than Casino and Sports including online poker and online bingo.

The increase in revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019 is driven primarily by revenue from Casino products, which increased $10,115, or 72%. This revenue increase, we believe, is driven partly by a structural shift from offline to online casino products, accelerated by the closure of traditional brick-and-mortar gambling facilities during the COVID-19 pandemic, positively impacting the overall market growth.

In Sports revenue, we saw a decrease of $1,476, or 31%, which was directly impacted by COVID-19 as a result of the suspension and cancellation of sports seasons and sporting events.

Other revenue remained relatively flat compared to the prior year.

The majority of our revenues during the years ended December 31, 2019 and 2020 were denominated in EUR and GBP. Fluctuations in the EUR to USD and GBP to USD exchange rates did not have a significant impact on our reported USD revenue amounts for these years. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

Operating Expenses

The following tables set forth the breakdown of our expenses in U.S. dollar amounts and as percentages of total revenues for the period indicated:

Sales and Marketing Expenses

	YEAR ENDED DECEMBER 31, (in Thousands)		AS A PERCENTAGE OF REVENUE
	2019	2020	2019	2020
Wages, salaries, benefits and social security costs	$4,303	$4,515	22.3%	16.1%
External marketing expenses	3,526	1,208	18.3%	4.3%
Amortization of intangible assets	1,873	1,817	9.7%	6.5%
Share-based payments	—	63	0.0%	0.2%
Other	1,160	500	6.0%	1.8%

Total Sales and Marketing Expenses	$10,862	$8,103	56.3%	28.9%

Wages, salaries, benefits and social security costs include commercial, marketing and content functions. External marketing expenses include pay-per-click advertising and other marketing activities. Amortization of intangible assets relates to amortization of domains, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Other expenses include external service providers and software licenses.

Sales and marketing expenses decreased by $2,759, or 25%, in 2020 compared to 2019. The decrease is primarily the result of decreased external marketing expenses of $2,318, or 66%, as a result of significantly reduced pay-per-click advertising. Other sales and marketing expenses also decreased by $660, or 57%, as a result of moving some marketing and content functions that had previously been outsourced in-house. Wages, salaries, benefits and social security costs increased $212, or 5%, as a result of year-over-year salary increases in addition to the impact of foreign exchange.

The majority of our sales and marketing expenses during the years ended December 31, 2019 and 2020 were denominated in EUR. Fluctuations in the EUR to USD exchange rate did not have a significant impact on our reported USD sales and marketing expense amounts for these years. Our reported sales and marketing expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rate. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” and the section “Foreign Currency Translation” included as part of the “Summary of Significant Accounting Policies” within the Consolidated Financial Statements for additional information.

Technology Expenses

	YEAR ENDED DECEMBER 31, 2019, (in thousands)		AS A PERCENTAGE OF REVENUE
	2019	2020	2019	2020
Wages, salaries, benefits and social security costs	$2,225	$2,183	11.5%	7.8%
Depreciation of property and equipment	5	13	0.0%	0.0%
Amortization of intangible assets	—	15	—	0.1%
Share-based payments	—	91	—	0.3%
Other	268	201	1.4%	0.7%

Total Technology Expenses	$2,498	$2,503	12.9%	8.9%

Wages, salaries, benefits and social security costs include software, web, and business intelligence technology functions. Depreciation expense pertains to computer and office equipment. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Other expenses include hosting, software licenses, and external service providers.

Technology expenses remained stable from the year ended December 31, 2019 to December 31, 2020 as we continue to invest to further expand on our technology capabilities.

The majority of our technology expenses during the years ended December 31, 2019 and 2020 were denominated in EUR. Fluctuations in the EUR to USD exchange rate did not have a significant impact on our reported USD technology expense amounts for these years. Our reported technology expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rate. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

General and Administrative Expenses

	YEAR ENDED DECEMBER 31, 2019, (in thousands)		AS A PERCENTAGE OF REVENUE
	2019	2020	2019	2020
Wages, salaries, benefits and social security costs	$1,757	$3,114	9.1%	11.1%
Share-based payments	—	217	0.0%	0.8%
Depreciation of property and equipment	105	110	0.5%	0.4%
Amortization of right-of-use assets	243	272	1.3%	1.0%
Short term leases	630	203	3.3%	0.7%
Legal and consultancy fees	460	928	2.4%	3.3%
Non-recurring accounting and legal fees related to the offering	—	724	0.0%	2.6%
Non-recurring costs related to lease termination	121	155	0.6%	0.6%
Other	897	233	4.7%	0.8%

Total General and Administrative Expense	$4,213	$5,956	21.9%	21.3%

Wages, salaries, benefits and social security costs include directors and executive management, finance, and human resource functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Non-recurring costs relate to accounting and legal fees associated with the offering as well as lease termination costs. Other expenses include office expenses and travel and entertainment expenses.

General and Administrative expenses increased by $1,743, or 41%, in 2020 compared to 2019. Wages, salaries, benefits and social security costs increased $1,357, or 77%, as a result of year-over-year salary and bonus increases and expansion of the senior management team. Legal and consultancy fees increased by $468, or 102%, as a result of increased auditing, accounting, and tax expenses. We incurred non-recurring expense of $724 in 2020 consisting of accounting and legal fees related to the offering. These were offset by a decrease in short term lease expense of $427, or 68%, due to reduced office space in Dublin and discounts in rent expense for the Charlotte office. Other expenses decreased by $664, or 74%, primarily as a result of lower travel and entertainment expenses which were directly impacted by COVID-19 measures.

The majority of our general and administrative expenses during the years ended December 31, 2019 and 2020 were denominated in EUR. Fluctuations in the EUR to USD exchange rate did not have a significant impact on our reported USD general and administrative expense amounts for these years. Our reported general and administrative expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rate. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

Financial Items

For the year ended December 31, 2019, finance expense in the aggregate of $2,475 is comprised of interest expense of $2,008 on our senior secured bonds fully redeemed in December 2020, or the 2021 Bonds, and our convertible promissory notes, or the 2019 Convertible Notes, fully redeemed on maturity as per June 30, 2019, interest expense on lease liabilities of $211 on our long-term lease liabilities (as a result of IFRS 16 application), $108 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $148 of other finance expenses related to the senior secured bond.

For the year ended December 31, 2020, finance expense in the aggregate of $2,099 is comprised of interest expense of $1,521 on our 2021 Bonds and term loan, interest expense on lease liabilities of $204 on our lease liabilities, $157 of costs to repurchase warrants, $173 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $44 of other finance expenses.

(Losses) gains attributable to financial liabilities at fair value through profit and loss comprised of movement in the fair value of the 2021 Bonds, of ($94) and $1,417 as determined by market quotes for the years ended December 31, 2019 and at redemption in 2020, respectively.

We experienced an increase of $163, or 116%, in finance income from $140 for the year ended December 31, 2019 to $303 in the year ended December 31, 2020. Finance income is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

We experienced a decrease of $376, or 15%, in finance expense from $2,475 for the year ended December 31, 2019 to $2,099 for the year ended December 31, 2020. The primary drivers of this decrease were the redemption of the 2021 Bonds, which resulted in a decrease in interest on borrowings of $487, and a $104 decrease in other finance expense, which were offset by increases of $157 and $65 related to warrant issuance costs and the translation of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, respectively.

Taxation

We are subject to income taxes in Malta, Ireland and the U.S. Tax charges (credits) amounted to $872 and ($4,399) of which $452 and ($5,377) related to movements in deferred taxes for the years ended December 31, 2019 and 2020, respectively. Deferred taxes relate to the difference between the accounting and tax base of transferred intangible assets and carried forward tax losses. As of December 31, 2019 and 2020, we had cumulative carried forward tax losses of $25,950 and $25,458, respectively. As of December 31, 2020, we had unutilized capital allowances of $79,296 related to the transferred intangible assets.

Three months ended March 31, 2020 with three months ended March 31, 2021

The following discussion summarizes our results of operations for our one reportable segment for the three months ended March 31, 2020 and 2021, presented as a percentage of total revenue. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	THREE MONTHS ENDED MARCH 31, (in thousands, USD) (Unaudited)		CHANGE

	2020	2021	$	%
Revenue	$4,111	$11,517	7,406	180.2%
Sales and Marketing expenses	(2,260)	(2,704)	(444)	19.6%
Technology expenses	(535)	(690)	(155)	29.0%
General & Administrative expenses	(1,083)	(2,772)	(1,689)	156.0%
Allowance for credit losses	(147)	(140)	7	(4.8)%

Operating profit	86	5,211	5,125	n/m
Gains on financial liability at fair value through profit or loss	4,999	—	(4,999)	(100.0)%
Finance income	286	158	(128)	(44.8)%
Finance expense	(587)	(237)	350	(59.6)%

Income before tax	4,784	5,132	348	7.3%
Income tax charge	(51)	(666)	(615)	n/m
Net income for the period attributable to the equity holders	4,733	4,466	(267)	(5.6)%

Other comprehensive income
Exchange differences on translating foreign currencies	(409)	(1,692)	(1,283)	313.7%
Total comprehensive income for the period attributable to the equity holders	4,324	2,774	(1,550)	(35.8)%

n/m = not meaningful

Key Performance Indicator

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2020	2021	$	%
	(in thousands)
New Depositing Customers	16	35	19	118.8%

The increase in NDCs for the three months ended March 31, 2021 as compared to March 31, 2020 demonstrates the overall growth in the business, and we believe this is a meaningful metric in evaluating our operating performance.

Revenue

The following tables set forth the breakdown of our revenue in U.S. dollar amounts and as percentages of total revenues for the periods indicated. Disaggregation is consistent with the section above titled “Year ended December 31, 2019 with year ended December 31, 2020.”

Our revenue disaggregated by market is as follows:

	THREE MONTHS ENDED MARCH 31, (in thousands) (Unaudited)		AS A PERCENTAGE OF REVENUE
	2020	2021	2020	2021
U.K. and Ireland	$2,609	$6,272	63.5%	54.5%
Other Europe	822	3,000	20.0%	26.0%
North America	398	1,652	9.7%	14.3%
Rest of the world	282	593	6.8%	5.2%

Total revenues	$4,111	$11,517	100.0%	100.0%

During the three months ended March 31, 2021, revenue increased across each of our disaggregated markets when compared to the three months ended March 31, 2020, driven by organic growth. We believe the growth stems from a combination of increased demand in casino products, market growth, increased addressable market, increased market share, and improved technology and operational efficiencies.

Our revenue disaggregated by monetization is as follows:

	THREE MONTHS ENDED MARCH 31, (in thousands) (Unaudited)		AS A PERCENTAGE OF REVENUE
	2020	2021	2020	2021
Hybrid commission	$2,096	$5,262	51.0%	45.7%
Revenue share commission	685	969	16.7%	8.4%
CPA commission	1,111	4,376	27.0%	38.0%
Other revenue	219	910	5.3%	7.9%

Total revenues	$4,111	$11,517	100.0%	100.0%

The revenue increase for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 is driven primarily by additional Hybrid commission and CPA commission revenue of $3,166, or 151%, and $3,265, or 294%, respectively. Revenue share commission and Other revenue increased $284, or 41%, and $691, or 316%, respectively. The increase in revenue by monetization is driven primarily by relative changes in the product and market mix with sports products typically being monetized to a greater degree with Revenue Share or Hybrid commission relative to casino products and the North American market typically being monetized to a greater degree with CPA commission relative to other markets.

Our revenue disaggregated by product type from which it is derived is as follows:

	THREE MONTHS ENDED MARCH 31, (in thousands) (Unaudited)		AS A PERCENTAGE OF REVENUE
	2020	2021	2020	2021
Casino	$3,365	$10,114	81.9%	87.8%
Sports	674	1,173	16.4%	10.2%
Other	72	230	1.7%	2.0%

Total revenues	$4,111	$11,517	100.0%	100.0%

The increase in revenue for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 is driven primarily by revenue from Casino products, which increased $6,749, or 201%. This revenue increase, we believe, is driven partly by a structural shift from offline to online casino products, accelerated by the closure of traditional brick-and-mortar gambling facilities during the COVID-19 pandemic, positively impacting the overall market growth.

In Sports revenue and Other revenue, we saw an increase of $499, or 74%, and $158, or 219%, respectively.

The majority of our revenues during the three months ended March 31, 2020 and 2021 were denominated in EUR and GBP. On a constant currency basis, revenue increased $7,025, or 156%, for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

Operating Expenses

The following tables set forth the breakdown of our expenses in U.S. dollar amounts and as percentages of total revenues for the period indicated:

Sales and Marketing Expenses

	THREE MONTHS ENDED MARCH 31, (in thousands) (Unaudited)		AS A PERCENTAGE OF REVENUE
	2020	2021	2020	2021
Wages, salaries, benefits and social security costs	$1,123	$1,540	27.3%	13.4%
External marketing expenses	551	355	13.4%	3.1%
Amortization of intangible assets	423	463	10.3%	4.0%
Share-based payments	—	146	—	1.3%
Other	163	200	4.0%	1.7%

Total Sales and Marketing Expenses	$2,260	$2,704	55.0%	23.5%

Sales and marketing expenses increased by $444, or 20%, in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase is primarily the result of increased wages, salaries, benefits and social security costs of $417, or 37%, as a result of increased headcount and year-over-year salary increases in addition to the impact of foreign exchange. We incurred share-based payments expense of $146 in 2021 related to stock options and warrants issued under the 2020 Stock Incentive Plan. These were offset by a decrease in external marketing expenses of $196, or 36%, as a result of significantly reduced pay-per-click advertising.

The majority of our sales and marketing expenses during the three months ended March 31, 2020 and 2021 were denominated in EUR. On a constant currency basis, sales and marketing expenses increased $235, or 10%, for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

Technology Expenses

	THREE MONTHS ENDED MARCH 31, (in thousands) (Unaudited)		AS A PERCENTAGE OF REVENUE
	2020	2021	2020	2021
Wages, salaries, benefits and social security costs	$446	$608	10.8%	5.3%
Depreciation of property and equipment	3	4	0.1%	—
Amortization of intangible assets	10	10	0.2%	0.1%
Other	76	68	1.8%	0.6%

Total Technology Expenses	$535	$690	12.9%	6.0%

Technology expenses increased $155, or 29%, in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase is primarily the result of increased wages, salaries, benefits and social security costs of $162, or 36%, as a result of increased headcount and year-over-year salary increases.

The majority of our technology expenses during the three months ended March 31, 2020 and 2021 were denominated in EUR. On a constant currency basis, technology expenses increased $105, or 18%, for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

General and Administrative Expenses

	THREE MONTHS ENDED MARCH 31, (in thousands) (Unaudited)		AS A PERCENTAGE OF REVENUE
	2020	2021	2020	2021
Wages, salaries, benefits and social security costs	$616	$895	15.0%	7.8%
Share-based payments	—	672	—	5.8%
Depreciation of property and equipment	26	31	0.6%	0.3%
Amortization of right-of-use assets	71	74	1.7%	0.6%
Short term leases	59	87	1.4%	0.8%
Legal and consultancy fees	51	418	1.2%	3.6%
Non-recurring accounting and legal fees related to the offering	—	506	—	4.4%
Non-recurring costs related to lease termination	150	—	3.6%	—
Other	110	89	2.7%	0.8%

Total General and Administrative Expense	$1,083	$2,772	26.2%	24.1%

General and Administrative expenses increased by $1,689, or 156%, in the three months ended March 31, 2021 compared to the three months ended March 31, 2020. Wages, salaries, benefits and social security costs increased $279, or 45%, as a result of year-over-year salary and bonus increases and expansion of the senior management team. Legal and consultancy fees increased by $367, or 720%, as a result of increased auditing, accounting, and tax expenses. We incurred non-recurring expense of $506 in 2021 consisting of accounting and legal fees related to the offering. We incurred share-based payments expense of $672 in 2021 related to stock options and warrants, including $648 related to the liability classified warrant.

The majority of our general and administrative expenses during the three months ended March 31, 2020 and 2021 were denominated in EUR. On a constant currency basis, general and administrative expenses increased $1,589, or 134%, for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

Financial Items

For the three months ended March 31, 2020, finance expense in the aggregate of $587 is comprised of interest expense of $463 on our senior secured bonds fully redeemed in December 2020, or the 2021 Bonds, $61 related to the repurchase of warrants, $44 of interest expense on lease liabilities, $10 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $9 of other finance expenses related to the senior secured bond.

For the three months ended March 31, 2021, finance expense in the aggregate of $237 is comprised of interest expense of $124 on our term loan, $49 of interest expense on lease liabilities, $39 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency and $25 of other finance expenses.

The decrease in finance expense of $350, or 60%, for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020, was driven by the redemption of the 2021 Bonds, which resulted in a decrease in interest on borrowings of $339 and a decrease of $61 related to the repurchase of warrants, which were offset by increases of $29 in losses on the translation of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, $16 in other finance costs and $5 in interest expense on lease liabilities.

We experienced a decrease of $128, or 45%, in finance income from $286 for the three months ended March 31, 2020 to $158 in the three months ended March 31, 2021. Finance income is mainly comprised of translation gains on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

Gains attributable to financial liabilities at fair value through profit and loss comprised of movement in the fair value of the 2021 Bonds of $4,999, as determined by market quoted prices for the three months ended March 31, 2020. The 2021 Bonds were fully redeemed as of December 31, 2020.

Taxation

We are subject to income taxes in Malta, Ireland and the U.S. Tax charges amounted to $51 and $666 for the three months ended March 31, 2020 and 2021, respectively. For the three months ended March 31, 2021, $66 of our income tax charge related to movements in deferred taxes. Deferred taxes relate to the difference between the accounting and tax base of transferred intangible assets and carried forward tax losses. As of March 31, 2021, we had unutilized capital allowances of $73,761 related to intangible assets and cumulative carried forward tax losses of $24,389.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, equity investments by third parties and borrowings. As of December 31, 2019 and 2020, our cash deposited in banks was $6,992 and $8,225, respectively, primarily in accounts with banks in Sweden, Ireland, and the U.S., which have credit ratings (long term, as assessed by Moody’s) of Aa2, A2 and A2, respectively. As of March 31, 2021, our cash deposited in banks was $14,035, primarily in accounts with banks in Sweden, Ireland, and the U.S., which have credit ratings (long term, as assessed by Moody’s) of Aa2, A2 and A2, respectively. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and continued development of our platform.

On October 22, 2018, we issued the 2021 Bonds. Of the total principal amount, $17,665 was sold to investors at par, and the remaining $560 was purchased by us and initially held in treasury and was sold to investors in May 2019. The 2021 Bonds had a fixed interest rate of 10.5% paid semi-annually on April 22 and October 22. The 2021 Bonds were listed on Nasdaq Stockholm on December 4, 2018. The 2021 Bonds were secured by our shares in material subsidiaries and intergroup loans. The 2021 Bonds included a voluntary early redemption embedded call option that allowed us to redeem the 2021 Bonds starting April 22, 2020. The redemption price included a premium, which varied from 1.05% up to 5.25% depending on the period when the embedded call option was exercised by us. As of December 31, 2019, we had $17,974 of the 2021 Bonds outstanding carried at fair value of $18,611 of which $18,242 was non-current and $369 was current.

Through October 2019 we made redemption payments for Notes of $4,480 of which $1,541 related to payments for Notes that had been redeemed in 2018 and $2,939 related to redemption on maturity of all remaining outstanding convertible Notes issued in 2017.

On October 18, 2019, we closed an agreement with Edison Partners IX, LP, or Edison Partners, for a growth equity investment of $15,500, of which $6,975 was new equity and warrants. Subsequently, we secured an additional $500 equity investment from a third party in the beginning of 2020.

Through March 2020, we repurchased on the open market 2021 Bonds with a nominal amount (including accrued interest) of EUR 4,364 (USD 4,975 for the year ended December 31, 2020 and USD 4,812 for the three months ended March 31, 2020), in exchange for a cash payment of EUR 3,123 (USD 3,567 for the year ended December 31, 2020 and USD 3,444 for the three months ended March 31, 2020). The repurchased 2021 Bonds were initially held in treasury and subsequently cancelled.

During the second quarter of 2020, we received a $180 loan from an unsecured bank loan in the U.S. in connection with the COVID-19 paycheck protection program, or the PPP loan, as part of the CARES Act. The loan is repayable in monthly instalments from April 2021 to May 2022, bears interest at 1% per annum and could be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. As the Group reasonably believes that it will meet the terms for forgiveness, the loan is accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduced the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) during the year ended December 31, 2020.

On December 7, 2020, in lieu of the exercise of warrants issued in 2019, we closed a share subscription agreement with Charles Gillespie, Kevin McCrystle, Mark Blandford, Edison Partners, and other parties thereto for a growth equity investment of $3,000 in new equity.

In December 2020, we and an investor entered into a $6,000 two-year term loan carrying interest at 8%, or the term loan. The term loan is secured by shares in our subsidiaries.

On December 29, 2020, we fully redeemed the remaining 2021 Bonds at 103.15% plus accrued interest which totaled $14,050.

We estimate based on cash on hand, cash generated from operations and proceeds from additional financings, that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our consolidated financial statements.

Working Capital

Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. Our working capital increased $3,051, or 44% from December 31, 2019 to December 31, 2020. As of December 31, 2019, our working capital equaled $7,008 comprising of cash and cash equivalents of $6,992 and trade and other receivables of $2,367 less trade and other payables of $1,181, borrowings and accrued interest of $369, lease liability of $393 and income tax payable of $408. As of December 31, 2020, our working capital equaled $10,059 comprising of cash and cash equivalents of $8,225 and trade and other receivables of $5,506 less trade and other payables of $2,428, borrowings and accrued interest of $23, lease liability of $413 and income tax payable of $808. Our working capital increased $4,514, or 45%, from December 31, 2020 to March 31, 2021. As of March 31, 2021, our working capital equaled $14,573 comprising of cash and cash equivalents of $14,035 and trade and other receivables of $6,390 less trade and other payables of $4,098 borrowings and accrued interest of $2, lease liability of $396 and income tax payable of $1,356. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital is sufficient to support our operations for the next twelve months.

Cash Flow Analysis

The following table summarizes our cash flows for the period indicated:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
			(Unaudited)
	(in thousands, USD)
Cash flows generated by operating activities	$4,004	$10,894	$229	$6,740
Cash flows used in investing activities	(1,721)	(90)	(17)	(343)
Cash flows generated by (used in) financing activities	316	(10,201)	(3,123)	(215)

Net movement in cash and cash equivalents	$2,599	$603	$(2,911)	$6,182

Cash Flows Generated by Operating Activities

Cash flow from operating activities in 2019 and 2020 was primarily attributable to cash from operations due to strong cash conversion and amounted to $3,826 and $13,318 and $178 and ($2,424) from changes in working capital, respectively.

Cash flows generated by operating activities increased $6,890 or 172%, from a $4,004 net inflow during the year ended December 31, 2019 to a $10,894 net inflow for the year ended December 31, 2020. The increase in net cash provided by operating activities is the result of an increase in income before tax of $11,781 due to organic growth in the business as described above. The increase was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) net finance costs decreased from $2,335 to $1,796 due to decreased interest expense on our 2021 Bonds, (ii) financial instruments valuation gains increased $1,511 due to fair value movement on our 2021 Bonds, (iii) share option charges increased $315, (iv) income tax payments increased $549 and (v) working capital changes decreased by $2,602 reflecting increased trade and other receivables balances for 2020 compared to 2019. The increase in trade and other receivables is the result of increased revenue from 2019 to 2020, resulting in larger receivable balances as of December 31, 2020.

Cash flow from operating activities for the three months ended March 31, 2020 and 2021 was primarily attributable to cash from operations due to increased revenue growth and amounted to $766 and $6,751 and ($537) and ($11) from changes in working capital, respectively.

Cash flows generated by operating activities increased $6,511 or 2,843%, from a $229 net inflow during the three months ended March 31, 2020 to a $6,740 net inflow for the three months ended March 31, 2021. The increase in net cash provided by operating activities is the result of an increase in income before tax of $348 due to organic growth in the business as well as the following changes in non-cash add backs adjustments to income before tax and changes in operating assets and liabilities: (i) net finance costs decreased from $301 to $79 due to decreased interest expense, (ii) financial instruments valuation gains decreased $4,999 due to redemption of the 2021 Bonds in 2020, (iii) share option charges increased $818 and (iv) working capital changes increased by $526 reflecting increased trade and other receivables as a result of increased revenue for the three months ended March 31, 2021 as compared to March 31, 2020.

Cash Flows Used in Investing Activities

Cash flows used in investing activities decreased $1,631, or 95%, from a $1,721 net outflow during the year ended December 31, 2019 to a $90 net outflow during the year ended December 31, 2020. The decrease is the result of a final cash payment made in 2019 for mobile apps acquired in 2018 of $1,526 and decreases in the purchase of computers, software and office equipment.

Cash flows used in investing activities increased $326, or 1,918%, from a $17 net outflow during the three months ended March 31, 2020 to a $343 net outflow during the three months ended March 31, 2021. The increase is the result of capitalized software development costs of $313 and increases in the purchase of computers, software and office equipment of $13.

Cash Flows Generated by (Used in) Financing Activities

Cash flows generated by financing activities in 2019 was the result of the issue of ordinary shares and warrants, net of equity issue costs, of $6,822, repayments of Notes of $4,480, scheduled interest payments of $2,246, interest received of $24, and proceeds received from the sale of 2021 Bonds held in treasury of $560. Rent payments for long term leases of $364 are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $175 and interest paid of $189. Cash flows used in financing activities in 2020 was the result of the issue of ordinary shares and warrants, net of equity issue costs, of $3,428, proceeds from the issuance of financial instruments, net of issuance costs, of $5,911, repayments of Notes of $17,352, repurchases of warrants of $133, and scheduled interest payments of $1,656. Rent payments for long term leases of $399 are presented as part of financing cash flows and comprised of principal paid of $198 and interest paid of $201.

Cash flows generated by financing activities decreased $10,517, or 3,328%, from a net inflow of $316 during the year ended December 31, 2019 to a net outflow of $10,201 during the year ended December 31, 2020. The decrease was primarily related to the repurchases and redemption of our 2021 Bonds in 2020 of $17,352 and interest payments for our 2021 Bonds of $1,656 and offset by $3,428 from the issue of ordinary shares and share warrants and $5,911 from the issuance of the term loan, net of issuance costs.

Cash flows used in financing activities for the three months ended March 31, 2020 was the result of the issue of ordinary share warrants, net of equity issue costs, of $470, repayments of Notes of $3,444 and repurchases of warrants of $61. Rent payments for long term leases of $88 are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $39 and interest paid of $49. Cash flows used in financing activities for the three months ended March 31, 2021 was the result of scheduled interest payments of $120 and rent payments for long term leases of $95, comprised of principal paid of $46 and interest paid of $49.

Cash flows used in financing activities decreased $2,908, or 93%, from a net outflow of $3,123 during the three months ended March 31, 2020 to a net outflow of $215 during the three months ended March 31, 2021. The decrease was primarily related to the repurchases of our 2021 bonds in 2020 of $3,444 offset by $470 from the issue of ordinary shares and share warrants, net of issuance costs.

Capital Expenditures

Our capital expenditures in 2019 consisted of a final cash payment for mobile apps acquired in 2018 of $1,526 as well as computer, software and office equipment purchases of $195. Our capital expenditures in 2020 consisted of computer, software and office equipment purchases of $90.

Our capital expenditures for the three months ended March 31, 2020 consisted of computer, software and office equipment purchases of $17. Our capital expenditures for the three months ended March 31, 2021 consisted of capitalized software development costs of $313 as well as computer, software and office equipment purchases of $30.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the years ended December 31, 2019 and 2020 or the three months ended March 31, 2020 and 2021.

Quantitative and Qualitative Disclosures about Market Risk

Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board. Management identifies and evaluates financial risks in close co-operation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

In common with all other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.

Market and Currency Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

We have exposure to foreign currency risk. Sales invoicing to customers is primarily in U.K. Pounds Sterling and Euro, and the majority of outgoing payments are in Euro and U.S. dollar payments. The 2021 Bonds were denominated in Euro and the term loan is denominated in U.S. dollar. Our cash balances are primarily in Euro, U.K. Pounds Sterling and U.S. dollar.

Our board of directors carefully monitors exchange rate fluctuations and reviews their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.

The carrying amount of our foreign currency denominated monetary assets and monetary liabilities and details of the exposure as at December 31, 2019 and 2020 are shown in Note 3 to our consolidated financial statements.

Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.

We have continued to see significant macro-economic uncertainty as a result of COVID-19. The scale and duration of this development remains uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in Note 3 to the consolidated financial statements as it relates to the Company’s ability to continue as a going concern.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.

The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the years ended December 31, 2019 and 2020 and three months ended March 31, 2020 and 2021. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

INCREASE/(DECREASE) IN NET INCOME BEFORE TAX (IN THOUSANDS):	USD	GBP
December 31, 2019	628	120

December 31, 2020	175	262

March 31, 2020	251	107
March 31, 2021	345	610

Interest Rate Risk

We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being its cash at bank balances). The board of directors currently believe that interest rate risk is at an acceptable level.

The 2021 Bonds had a fixed interest rate of 10.5% and therefore were not exposed to fluctuations in interest rates. The term loan and the PPP loan have fixed interest rates of 8% and 1%, respectively.

Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.

Contractual Risk

In the ordinary course of business, we contract with various parties. These contracts may include performance obligations, indemnities and contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.

Credit Risk

Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in order to minimize credit risk.

We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.

During the year ended December 31, 2020, the Group repurchased and redeemed all of the outstanding senior secured bonds.

The table below summarizes the maturity profile of our contractual obligations as at December 31, 2020 (in thousands USD):

	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Term loan	480	6,480	—	—	6,960
Lease liabilities	413	389	1,167	778	2,747

Total as at December 31, 2020:	893	6,869	1,167	778	9,707

Capital Risk

Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

Our objective when managing capital is to maintain adequate financial flexibility to preserve our ability to meet financial obligations, both current and long term. Our capital structure is managed and adjusted to reflect changes in economic conditions.

We fund our expenditures on commitments from existing cash and cash equivalent balances.

Financing decisions are made by our board of directors based on forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

Internal Control over Financial Reporting

We identified material weaknesses in our internal control environment over financial reporting as of December 31,

2019, 2020 and at March 31, 2021. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected. The material weaknesses related to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS, commensurate with our financial reporting requirements and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively. As a result, numerous adjustments to our consolidated financial statements were identified and made during the course of our audits.

We have initiated a number of steps designed to assist us in remediating the material weaknesses including: (i) adopting a more rigorous period-end review process for financial reporting; (ii) adopting improved period close processes and accounting processes; (iii) implementing a new ERP platform; and (iv) adding additional resources with sufficient accounting knowledge. While we have designed and are implementing new controls to remediate these material weaknesses, they have not operated for a sufficient period of time to demonstrate the material weaknesses have been remediated. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with IFRS. The preparation of these consolidated financial statements requires us to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements.

We believe that the following accounting policies involve the most complex judgments concerning assumptions and estimates with the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see the notes to our consolidated financial statements.

Asset Acquisitions

Between September 2016 and February 2018, we made five separate acquisitions of intellectual property consisting of domain names together with the related websites, mobile apps and content, and customer contracts. Effective January 1, 2019, we early adopted the amended definition of the business in IFRS 3 with retrospective application to prior acquisitions. As amended, IFRS 3 defines a business as an integrated set of activities and assets, which must include at a minimum an input and a substantive process that together significantly contribute to the ability to create output. Entities are also allowed to perform an optional concentration test. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the acquired integrated set does not constitute a business.

All our acquisitions satisfied the requirements of the concentration test, as substantially all of the fair value of the gross assets acquired was concentrated in the domain names together with the related websites, mobile apps, and content. The Group determined the value of the domain names is not separable from the content of the websites and apps and does not exist on its own, as potential players visit the websites and install and use the apps to research and select their desired gaming opportunities. In addition, no substantive processes were included in any of the acquisitions. When no workforce is acquired, a process is considered substantive when it is unique or scarce. We did not acquire any workforce, and promptly transitioned the acquired assets onto our technology platform, integrating them into our existing processes. The legacy processes underlying the acquired assets were not unique or scarce, as they were based on commercially available Internet technologies and did not incorporate any substantive know-how. We concluded that all prior acquisitions were acquisitions of assets, and that early adoption of the amended definition of the business in IFRS 3 did not have any quantifiable impact on the assessment of the acquisitions.

Indefinite Life Intangible Assets

Our acquired domain names, together with the related assets, are assigned an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to us for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, we reassess in each period the assumptions underlying the useful life of indefinite-life intangible assets and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for us.

During the year ended December 31, 2019 and 2020, we had three domain name intangibles with indefinite useful life and the aggregate carrying value of USD 18,434 and USD 20,270, respectively. We also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 48 months and had a carrying value of USD 4,838 and USD 3,273 at December 31, 2019 and 2020, respectively. At December 31, 2019 and 2020, we concluded that no changes to the useful lives of these assets were necessary.

During the three months ended March 31, 2021, we had three domain name intangibles with indefinite useful life and the aggregate carrying value of USD 19,366. We also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 48 months and had a carrying value of USD 2,676 at March 31, 2021. At March 31, 2021 we concluded that no changes to the useful lives of these assets were necessary.

Intangible assets with an indefinite useful life are tested for impairment annually at December 31. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Substantially all of our cash inflows are generated through the use of our technology platform and processes which are monetized via various informational portals that include domain names, websites and mobile apps. Accordingly, we determined that we have one cash-generating unit that includes all of our intangibles, property and equipment, and right of use assets.

As of December 31, 2019 and 2020, we tested our indefinite-life intangible assets for impairment as part of our single cash generating unit. The recoverable amount of the cash-generating unit was based on the cash flow projections reflecting actual income from operations in 2019 and 2020, and projected cash flows for 2021—2029 in which an average annual rate of growth between 4% and 40% was assumed and a long-term sustainable growth rate of 3% was applied. The projected cash flows were discounted using a pre-tax discount rate of 18%. The effective tax rate was estimated at 12.5%. The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance.

We concluded that the recoverable amount is well in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, we concluded no impairment charges were necessary.

When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2019 and 2020 and March 31, 2021, no intangible assets met the criteria to be tested at the individual asset level.

Fair Value of Financial Instruments

We entered into a senior secured bond arrangement in October 2018 with third parties. The bonds have an embedded early redemption derivative, and we elected to measure senior secured bonds at fair value through profit and loss. The fair value of the bonds is categorized as Level 1 and was determined using market quoted prices, after considering whether any adjustments may be required, for example, due to timing differences between the market transaction dates and the valuation dates. No adjustments to market quoted prices were required during the year ended December 31, 2019. During the year ended December 31, 2020, the Group repurchased and redeemed all of the outstanding senior secured bonds which is accounted for as an extinguishment. Therefore, the liability associated with the senior secured bonds is derecognized from the consolidated statement of financial position at December 31, 2020 and March 31, 2021.

Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model or binominal pricing model, and incorporate certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value of certain warrants is included in the share options and warrants reserve component of equity and is transferred to share capital and capital reserve on exercise. The fair value of liability-classified warrants is determined using the Black-Scholes pricing model and such warrants are marked to market at each period end.

Share-based Payments

We grant options and warrants to our employees, officers and executives with service-based vesting conditions. Management determines costs for share-based payments using market-based valuation techniques. The fair value of the equity-classified options and warrants are determined at the date of grant using the Black-Scholes option pricing model. Options generally vest at a rate of 25% on the first anniversary of the original vesting date, which is usually after the participant completes twelve months of continuous service, with the balance vesting monthly over the remaining four years. Warrants fully vest at the grant date. At December 31, 2020 and March 31, 2021, one of the warrants provides for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant is considered to be cash-settled and is liability-classified. The fair value of this warrant is determined at each financial position sheet date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model. Subsequent to March 31, 2021 this warrant was reclassified as equity as, through an addendum, it was no longer considered cash-settled.

Assumptions are made and judgments are used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, risk-free interest rate, expected dividend yield, expected term, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain and changes in these assumptions affect the fair value estimates. The fair value of each grant was determined using the methods and assumptions discussed below (see “Common Stock Valuations for discussion of Management’s estimation of the fair value of common shares). We used the following inputs to determine the fair value of our share-based awards.

∎	Expected Term—The expected term represents the period that our share based awards (awards, options or warrants) are expected to be outstanding.

∎

Expected Volatility—The expected volatility as estimated based on the average volatility for comparable publicly traded iGaming companies over a period equal to the expected term of the options. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our stock price becomes available.

∎	Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

∎	Dividend Yield—The expected dividend rate is zero since the Company does not have a history of paying dividends and does not expect to pay any dividends for the Common Stock in the foreseeable future.

For the year ended December 31, 2019, we did not incur share-based compensation expense, as there were no grants of options or warrants. For the year ended December 31, 2020, we incurred share-based compensation expense related to options and warrants of $371. For the three months ended March 31, 2021, we incurred share-based compensation expense related to options and warrants of $818, including $648 related to changes in the fair value of the liability classified warrant.

Common Stock Valuations

In valuing our ordinary shares, the fair value of our business, or enterprise value, was determined using a combination of the market and income approaches based on third party valuations. We believe both approaches are relevant and meaningful given our robust Company projections, publicly traded comparable stock information available and the price in the most recent equity transaction. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and secondary transactions of our capital stock. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The market approach also includes consideration of the transaction price of secondary sales of our capital stock by investors. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.

Our assessments of the fair value of ordinary shares for grant dates were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Our assessment of the fair value of ordinary shares at March 31, 2021, used to fair value the liability classified warrant, was based on a third party valuation. Taking into consideration the very significant growth in revenue, operating profit, and free cashflow for the three months ended March 31, 2021, management significantly increased its estimates for future cash-flows resulting in a significantly increased enterprise value for the business.

For valuations after the completion of the listing of our common stock on The Nasdaq Stock Market, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

Taxation

Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key area of judgement is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The deferred tax asset recognized as of December 31, 2020 was based on management’s performance projections for 2021 – 2025. The deferred tax asset recognized as of March 31, 2021 was based on management’s performance projections for 2021 – 2026. We operate in a number of international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as e-commerce and tax continues to evolve. We file our tax returns and duty calculations and estimate our tax provisions based on current tax rules and practices and our transfer pricing policy, together with advice received from professional advisors and believe that our accruals for tax liabilities are adequate.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based upon tax rates that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. Deferred tax is charged or credited in the Consolidated Statement of Comprehensive (Loss) and Income.

The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is measured using tax rates that have been enacted or substantially enacted by the Consolidated Statement of Financial Position date and are expected to apply when the related deferred tax asset or liability is realized or settled.

Recently Issued Accounting Pronouncements and New Accounting Pronouncements Not Yet Adopted

See “Note 3. Summary of Significant Accounting Policies - New and Amended Standards Adopted by the Group in 2021 and Standards Issued but Not Yet Effective” within the Notes to the Condensed Consolidated Financial Statements for a listing of recently issued standards as of March 31, 2021.

INDUSTRY AND MARKET DATA

The Online Gambling Industry

According to the H2 Global Report, the global online gambling market size (locally regulated and offshore) was estimated to be $65 billion in 2019, growing from $41 billion in 2015. According to the same report, the market is expected to further grow to $113 billion by 2025, with a CAGR of 10% from 2019 to 2025. The market’s increasing scale stems from a variety of distinct drivers including an increasing acceptance of online gambling as a mainstream leisure activity, the emergence of regulated markets and improved product experiences enabled by advancing technology. Despite the significant overall growth of online gambling, the development of the industry within different markets varies. Growth rates in recently regulated markets, such as the North America, are higher than relatively mature markets like the U.K.

Transition to Online Gambling from Traditional Land-Based Gambling

According to the H2 Global Report, as of September 2020, the global land-based gambling market has also seen exceptional growth, from a market size of $330 billion in 2009 to $414 billion in 2019. This growth and outright market size highlight the strong consumer demand for gambling in general. As technology enables easier access, online gambling is increasingly accessible to players outside of traditional land-based settings. Gambling has transitioned to online platforms just like other large consumer industries such as music, movies and newspapers. Some forms of gambling, such as poker, betting on sports and buying lottery tickets, are natively more at home on computers and mobile devices due to their transactional nature. We believe poker and lottery players as well as sports bettors are better served by well-designed mobile apps than retail outlets. Even casino games have made an elegant digital transition with online slots driving more revenue than any other online segment when available, just as they do in a land-based gambling environment. Globally, the online gambling industry has primarily developed in Europe, led by the U.K. which formally regulated online gambling with the 2005 Gambling Act. Online gambling in the U.S. is significantly underdeveloped compared to other OECD economies. The attention of the global online gambling industry has increasingly turned to the U.S. since 2018, when a Supreme Court decision unblocked the ability of individual states to regulate sports betting within their jurisdictions.

In addition to the long-term secular trend towards online gambling at the expense of land-based gambling, the COVID-19 pandemic has forced an acceleration of digital technology adoption and online experiences broadly. Land-based casinos in some of the world’s largest gambling markets have been closed by public health measures, leaving consumers seeking a substitute product. Although land-based casinos and other physical gambling facilities are likely to reopen as public health measures ease, we believe the exposure to online gambling has led to sustained significant customer base growth and increased awareness.

Increased Internet Penetration and Faster Mobile Technology

Access to the Internet has increased substantially in emerging markets while transfer speeds have continued to grow in developed markets. Meanwhile, consumers are more comfortable with online payments thanks to an increasing number of payment options and online wallets. Smartphone development has improved at high speed giving many users high quality Internet access via relatively inexpensive devices. According to a September 2020 report by Analytics Insight, four billion people around the world currently use smartphones.

According to a February 2020 U.K. Gambling Commission report, the most popular device used to access online gambling in 2019 was mobile phones, increasing 6% from the year before, as opposed to the use of desktop and laptop computers which declined by 6%. Online gambling operators invest heavily in their mobile applications to have a best-in-class mobile user experience. The proliferation of high-quality Internet access and inexpensive, powerful smartphones bodes well for the overall development of all digital commerce, including online gambling.

Regulation of Online Gambling

As the global online gambling market grows, many countries around the world are reviewing their regulatory systems for both land-based and online gambling in the context of a new, digital world. Many jurisdictions do not have dedicated legislation or regulatory frameworks to address online gambling and thus the industry operates within a legal gray zone. As jurisdictions implement online gambling regulations for the first time or incrementally expand existing regulation, both established and start-up online gambling operators move swiftly to apply for licenses and enter these new markets. Policymakers are incentivized by the prospects of raising more tax revenue but an even more compelling reason to regulate is to protect local consumers by ensuring only suitable online gambling operators gain market access. As many jurisdictions face budget shortfalls from the ongoing COVID-19 pandemic, new sources of tax revenue are increasingly attractive. Online gambling, in particular, is an appropriate source as it can be pursued while respecting social distancing and public health guidelines. A gradual but consistent pace of regulation over the past 15 years has seen over 80% of OECD member countries now locally regulate some form of online gambling.

The U.S. Online Gambling Industry

Gambling has been a popular activity in the U.S. for decades, with the land-based gambling market reaching a size of $116 billion in 2019, contributing 28% to the global market, according to the H2 Global Report. We believe that the significant, established consumer demand for land-based gambling in the U.S. bodes well for online gambling. According to the same report, despite minimal regulation until 2018, the U.S. online gambling market was already the fourth largest in the world by 2019 (excluding offshore). The U.S. online gambling market is expected to grow to $16 billion by 2025, with a CAGR of 39% from 2019 to 2025.

In the past, OECD peer countries that have legalized online gambling saw the online gambling as a percentage of total gambling in the country overtake the percentage of land-based gambling as players came online. According to the H2 Global Report, in 2019, online gambling made up 33% of the total gambling market in Ireland, 45% of the total gambling market in the U.K., and 59% of the total gambling market in Sweden. According to the H2 Global Report, in the U.S., only 2% of total gambling was online in 2019, suggesting an immense potential for the market at maturity if the percentage of online gambling follows similar proportional trends of other mature OECD markets such as the United Kingdom. H2 Gambling Capital reports that the U.K. online gambling market represented only 4% of the total gambling market in 2003 before growing to 45% in 2019 and estimates the market will grow to 58% by 2025. According to H2 Gambling Capital, in 2019, the U.K. was the world’s largest iGaming market (excluding offshore). The European online gambling market represented 2% of the total gambling market in 2003, 26% in 2019 and is estimated to grow to 33% in 2025. In comparison, U.S. online gambling represented less than 1% of total gambling in 2003, only 2% in 2019, and is estimated to reach 10% by 2025. We believe that the U.K.’s strong growth serves as a proxy for the U.S. market’s potential.

Most jurisdictions that regulate online gambling have a national regulatory regime. Unlike these jurisdictions, gambling in the U.S. is regulated by state. Regulatory development of land-based gambling in the U.S. has taken decades to get to its current level. New Jersey legalized gambling in 1976, becoming the second state behind Nevada. By 1990, just seven states in the U.S. offered commercial casinos, and by 2011, thirty-eight states offered casinos of some form (tribal or commercial). By 2020, forty states were home to some form of legal land-based casino (tribal or commercial), illustrating the significant time it took to develop the $100 billion plus market that it is today.

In contrast, online gambling has developed with a much faster regulatory pace. The PASPA prohibited certain states from authorizing sports betting activities at the local level. Since the U.S. Supreme Court invalidated the PASPA in May of 2018, state legislators have been rushing to enact legislation for sports betting as well as iGaming. By the end of 2018, nine states had legalized either online or retail sports betting. As of April 2021, four states have legalized both iGaming and online sports betting, 18 states (including the District of Columbia) have legalized online sports betting, and one additional state has legalized iGaming. In less than three years, online gambling regulation has covered the same ground that took land-based gambling decades. The New Jersey Division of Gaming Enforcement reported in December 2020 that New Jersey, the first state to launch sports betting after the PASPA, generated $972 million of gross gaming revenue during 2020, highlighting how quickly new states can grow once regulated. We expect more and more states to continue to recognize the opportunity to regulate and are hopeful that the pace of regulation will not slow until an overwhelming majority of Americans have access to legal online gambling services.

Additionally, during the COVID-19 pandemic, state tax revenue from land-based gaming has decreased due to public health measures which have seen many gambling establishments closed. Regulation of online gambling gives states dependent on tax revenue from land-based gaming a more diverse tax base to cope with any future disruptions. The map below illustrates the current state of U.S. regulation of online gambling as of April 2021.

When a new state permits online gambling, new market potential is unlocked. According to the H2 Global Report, with the increased legalization of states and growing popularity of online gambling, the U.S. online gambling market (excluding offshore) is expected to grow to at least $15 billion by 2025 at a compound annual growth rate 39.4% for the period 2019 to 2025, the highest rate of any country over the same period as shown in the first chart below. We estimate that the overall market could grow to $69 billion if 100% of U.S. states were to legalize iGaming and online sports betting, and estimate the market will be approximately $30 billion at maturity, assuming 65% of the legal U.S. population will have access to legal online sports betting, and 30% will have access to legal iGaming. The second chart below illustrates the estimate of U.S. online gambling market at maturity.

We believe that this growth potential makes the U.S. one of the most desired expansion targets for online gambling operators. As states legalize online gambling, online gambling operators must obtain licenses to conduct online business within each state—which can be costly. We believe that these online gambling operators are likely to make additional investments in marketing and advertising to justify and amortize the initial entry cost of market access. As a result, we believe this creates significant demand for marketing channels which almost always includes an online gambling affiliate strategy.

The Online Gambling Affiliates Industry

Online gambling operators invest a significant portion of their revenue in marketing their brands to attract new online gamblers. We estimate that approximately 45% of online gambling operator revenue will be spent on marketing each year as operators seek to establish their brands based on the historical marketing spend of DraftKings, Rush Street Interactive and Golden Nugget Online Gaming. In many cases, the services offered by online gambling operators are similar or even identical as they are powered behind the scenes by the same slate of third party B2B service providers such as Evolution Gaming and Net Entertainment. This leaves many online gambling operators, particularly smaller ones, with few options to diversify their actual services. With most operational activities outsourced to these vendors, online gambling operators focus more heavily on marketing and advertising to drive new user acquisition. In addition to online and offline marketing channels, online gambling operators engage online gambling affiliates as their marketing partners. Online gambling affiliates direct traffic to the online gambling operator’s websites and mobile apps through a variety of channels, primarily via their informational websites that publish news, odds and an abundance of product information for consumers to compare the various options available in the marketplace. Online gambling affiliates have been an important fixture of the online gambling industry since its inception in 1996. Historically, online gambling affiliates were responsible for 40% of iGaming revenues, according to a May 2018 Kepler Cheuvreux report.

As the number of online gambling operators increases, the demand for marketing services grows as each online gambling operator strives to capture larger market share. As a source of new customers, online gambling affiliates often form the basis of many online gambling operators’ marketing strategies. Online gambling affiliates benefit from the mismatch between insatiable demand for traffic from online gambling operators and a finite inventory of highly targeted, high intent traffic available at any given time. For online gambling operators, acquiring traffic from an online gambling affiliate is a zero-sum game, e.g., if they do not purchase the traffic, the traffic will instead be sold to one of their competitors. In turn, these factors give online gambling affiliates with high-quality traffic substantial pricing power. Compensation paid to online gambling affiliates by the online gambling operators is almost universally done on a performance basis—the value that the online gambling affiliate creates for their operating partners. Commonly used commercial models include an ongoing share of the NGR produced by each player referred by the online gambling affiliate (in most cases for the lifetime of the player) known as the revenue share model, or a single cash payment per NDC referred by the affiliate (subject to certain conditions) known as the CPA model. Increasingly deals are struck with elements of both CPA and revenue share models, known as the hybrid model.

Online gambling operators tend to favor the online gambling affiliate channel as an attractive low-to-no risk investment for their marketing budget. With online gambling affiliate model, the online gambling operator takes minimal risk in terms of their investment in the online gambling affiliate channel. Even better, the online gambling operator does not need to pay out of pocket to the online gambling affiliates until the online gambling operators have already received funds from the referred players. The excellent risk and return profile and positive cash-flow dynamics have made the online gambling affiliate channel an enduring and prominent part of the online gambling industry.

Online consumers researching new products and services typically rely on search engines to begin their consumer journey. The online gambling industry is no different. Consumers use a myriad of different queries to search for online gambling content. Many of these consumers originating from search engines are actively searching for their next online gambling destination. Other consumers may, for example, simply be checking up on their favorite sports team. Understanding users’ search intent and effectively working with search engines is key to success in the online gambling affiliate industry. Online gambling affiliates acquire traffic from search engines in one of two ways:

From clicks on organic search engine rankings. These rankings form the basis of most search engines’ results pages. Organic search rankings are achieved and maintained via SEO. Efficient SEO requires investment in high quality content, user-friendly website design, website speed and public relations among other things but does not involve paying the search engines directly.

From clicks on paid advertisements located on the search engines’ results pages. Advertisers directly pay the search engines on a pay-per-click, or PPC, basis for such traffic and may otherwise invest in their websites to efficiently handle the acquired traffic.

Online gambling affiliates tend to be smaller, nimbler and exclusively focused on the digital marketing of their products compared to their online gambling operator customers. For these reasons, online gambling affiliates have historically managed to compete with and sometimes outflank the online gambling operators in obtaining many of the most desirable organic search rankings for the most valuable search queries. Online gambling affiliates also go toe to toe with online gambling operators in terms of acquiring traffic directly via PPC. Online gambling affiliates have historically succeeded with either SEO or PPC, but not both.

As a market develops, the volume of gambling related searches increases dramatically as awareness of the industry and its services grows. Consumer search patterns also begin to shift as their searches grow more specific and consumers gain more familiarity with the nature of the online gambling market available to them. At the onset of a new market, customers seek basic information about the launch of the market and do not hesitate to try the first product offered to them. As the market further develops, consumers become aware that the marketplace offers a variety of options. More informed consumers then begin to search for product or vertical specific queries which are best fielded by online gambling affiliate websites showcasing a variety of products. For example, a consumer searching for ‘online sportsbook’ will likely be satisfied by locating any single online sportsbook service. As a market moves past its initial stage of basic search parameters, the same consumer may instead search for more detailed queries such as ‘best online sportsbooks’ which represents a fundamentally different search intent. It is at this stage of the market, where consumers start to open and maintain several distinct accounts at online gambling companies, where the online gambling affiliate model’s value proposition really starts to shine.

Historically, online gambling affiliates were responsible for 40% of iGaming revenues, according to a May 2018 Kepler Cheuvreux report. According to U.K. Gambling Commission survey data for the year 2020, the average online gambler in the U.K. maintained 3.2 accounts. The propensity for some users to maintain a significant number of accounts is a great opportunity for online gambling affiliates. Sports bettors and poker players tend to play for longer than iGaming consumers and therefore may, over time, represent higher value per NDC. While there are a number of unique aspects to the U.S. online gambling market, we largely expect the U.S. market to adopt the same features and characteristics of the more mature online gambling markets outside the U.S. which have existed for decades.

Despite a boom in acquisitions of online gambling affiliate businesses from 2015 to 2018 leading to meaningful consolidation, the sector remains highly fragmented. The largest online gambling affiliates only hold a small share of the global online gambling affiliate market. Across all markets, we do not believe that even the largest online gambling affiliate has more than a 5% share globally, based on 2020 revenue for three market leading operators (Better Collective, Catena Media, and us) as a percentage of estimated global affiliate market size in 2020. Our largest competitors include Better Collective and Catena Media, both of which are publicly traded on the Nasdaq Stockholm market.

Online gambling operators prioritize the online gambling affiliate channel to varying degrees based on their go-to-market strategy. While an online gambling operator’s reliance on the online gambling affiliate channel varies, virtually all online gambling operators will maintain an active online gambling affiliate program.

Having endured over 20 years of seismic changes in the landscape of the Internet, from the social media revolution to the smartphone era, the online gambling affiliate model has not only survived but thrived. Ultimately, consumers are attracted by a “deal,” and comparison shopping creates value for consumers at no cost. We see the online gambling affiliate model enduring well into the future.

The U.S. Online Gambling Affiliate Industry

U.S. online gambling affiliates are strongly positioned for growth with the broader U.S. market development and the maturation of the American online gambling consumer. Internationally established online gambling operators along with new U.S. specific online gambling operators are entering the U.S. market at high rates. The significant competition for market share offers online gambling affiliates a clear opportunity to help these companies establish market-leading positions. Based on applying the estimated 2023 New Jersey iGaming gross revenue per adult and online sports betting gross revenue per adult to the size of the estimated 2023 U.S. adult population, we estimate that the overall U.S. online gambling market could grow to $69 billion in the near term if all states legalize iGaming and online sports betting. iGaming is estimated to drive $43 billion of this market, while online sports betting is expected to generate the remaining $26 billion. We assume that at market maturity, 65% of the legal U.S. population will have access to legal online sports betting, and 30% will have access to legal iGaming. Applying these estimates to the market at 100% legalization implies online sports betting and iGaming market sizes of $17 billion and $13 billion at maturity, for a combined U.S. online gambling market size at maturity of approximately $30 billion. We estimate that approximately 45% of online gambling operator revenue will be spent on marketing each year as operators seek to establish their brands, based on the historical marketing spend of DraftKings, Rush Street Interactive and Golden Nugget Online Gaming. Of this marketing spend, we estimate that approximately 29% will be spent on affiliates, based on a February 2019 research report by Pareto Securities. This implies an online gambling affiliate market size of approximately $4 billion at maturity of the U.S. online gambling market. In the coming years, online gambling operators will define success by increasing market share, not bottom-line profits. This will require online gambling operators to invest aggressively to acquire online gamblers across the market, resulting in high demand for online gambling affiliate services. The chart below illustrates the estimated U.S. online gambling market and U.S. online gambling affiliate market size at maturity.

BUSINESS

Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry based on December 31, 2020 and March 31, 2021 revenue. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com and Bookies.com. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

We are not a gambling company and do not offer any gambling services ourselves. We can alternatively be described as a lead generation company, an affiliate marketing company or simply an affiliate. Online gambling operators pay us to refer online gamblers to their services. In many ways, we are more akin to an online media company as our revenue is derived primarily from online marketing. We take high-value gambling industry domain names and develop them into market leaders.

We generate revenue by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both.

To engage an audience of online gamblers, we own and operate 32 different websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting. By consistently attracting online gamblers with high-quality content, we referred more than 78,000, 100,000 and approximately 35,000 players to online gambling operators in 2019, 2020 and the three months ended March 31, 2021, respectively. We have increased our customer base from 111 in 2017 to over 200 in the first quarter of 2021.

We had revenues of $11.00 million, $19.00 million, $19.27 million, $27.98 million and $11.52 million in 2017, 2018, 2019, 2020 and three months ended March 31, 2021, respectively. We achieved a revenue compound annual growth rate of 35% from the period of 2017 to 2020. We had a net loss of $1.90 million in 2019 and net income of $15.15 million and $4.47 million in 2020 and the three months ended March 31, 2021, respectively. We had an Adjusted EBITDA of $3.75 million, $14.61 million and $7.12 million in 2019, 2020 and the three months ended March 31, 2021, respectively. We had Free Cash Flow of $2.28 million, $10.80 million and $6.40 million in 2019, 2020 and the three months ended March 31, 2021, respectively. Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures and may not be comparable to similarly titled measures of other companies and have limitations as analytical tools. For more information about our non-IFRS financial measures and reconciliations thereof to the most comparable respective IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”

Our Value Proposition

By delivering the high-quality content online gamblers need, we create value across the industry’s ecosystem, from player to online gambling operator.

Value to Online Gamblers. We help online gamblers start their consumer journey with confidence by providing a comprehensive set of resources to educate and inform online gamblers before they pick an online gambling operator.

Value to Online Gambling Operators. We provide a reliable and deep source of NDCs. Our performance-based compensation model and history of continued business with industry heavyweights speak to our reputation as a key partner in helping our customers meet their customer acquisition targets.

Value to Online Gambling and Platform Providers. We create value for the entire online gambling ecosystem by powering the growth of online gambling operators.

Value to Gambling Regulators. By steadfastly following and helping to enforce the guidelines and policies of the regulators of the online gambling industry within 13 national markets, we help steer players away from black-market, offshore online gambling operators and toward locally-licensed, onshore operators.

Our Competitive Strengths

We believe the following to be our core competitive strengths, which distinguish us significantly from our competitors and allow us to compete more effectively in the online gambling affiliate market.

Premier Branded Destinations. We take pride in our tightly managed network of 32 high quality websites which include the industry-defining website Gambling.com as well as the ideally-branded Bookies.com for the U.S. market. In comparison to some of our peers who operate thousands of websites of varying degrees of quality, our portfolio is much smaller and more tightly managed through common software systems. For example, based on publicly available company information, our peers Better Collective and Catena Media operate more than 2,000 and 1,200 websites, respectively. Our strategy produces significantly more average revenue per website than Better Collective and Catena Media, calculated by dividing their publicly reported 2020 annual revenues and their revenues for the first quarter in 2021 over their number of websites. By investing more into each individual website in our portfolio, we can ensure our websites get adequate resources to be leaders in their particular focus areas.

Our iconic website Gambling.com lends itself easily to branding efforts and creates instant credibility in the eyes of new consumers. We intend to continue to leverage this brand and its unique position to make it the definitive global leader in the online gambling affiliate market.

Strategic Presence in Growth Markets. We focus on legalized and soon-to-be legalized markets around the world. Currently, we publish content localized for more than eight European countries, North America and Oceania. Revenues in our established European markets have grown from $13.41 million for the year ended December 31, 2019 to $16.19 million for the year ended December 31, 2020 in respect of the U.K and Ireland and from $2.88 million in the year ended December 31, 2019 to $5.25 million for the year ended December 31, 2020 in respect of Other Europe. Revenues in our established European markets have grown from $2.6 million for the three months ended March 31, 2020 to $6.27 million for the three months ended March 31, 2021 in respect of the U.K. and Ireland and from $0.82 million in the three months ended March 31, 2020 to $3.00 million for the three months ended March 31, 2021 in respect of Other Europe. Identifying the growth opportunity of the North American market, in 2019 we opened an office in Charlotte, North Carolina and relocated our Chief Operating Officer, Kevin McCrystle, to lead our growth efforts in North America. With revenue growth of 107% from 2019 to 2020 and 315% from the first quarter of 2020 to the first quarter of 2021, North America saw significant growth over the period.

High-Quality Customer Base Consisting of Major Online Gambling Operators. We have a robust client portfolio which includes most major online gambling operators from the U.S. and Europe. During the year ended December 31, 2020 and the three months ended March 31, 2021, we worked with over 200 online gambling operators including publicly-traded business such as DraftKings, Flutter Entertainment (FanDuel, PaddyPower, Betfair), Entain (BetMGM, Ladbrokes, bwin, partypoker), Kindred Group (Unibet, 32Red), Rush Street Interactive (Sugarhouse, BetRivers), William Hill, 888, Golden Nugget Online Gaming and PointsBet. While we prioritize deepening our relationships with our existing customers, we have also increased our number of customers from 111 in 2017 to over 200 in the first quarter of 2021. With an ever-growing base of customers, we are able to discover more high-quality customers with which we can build significant partnerships. In 2020 and the first quarter of 2021, our reputation as an effective online gambling affiliate drew in over 450 and 100 inquiries, respectively, from potential customers. We have not been ranked lower than eight on the eGaming Review, or EGR, Power Affiliates list since its inception in 2018.

Proven Track Record of Transforming Domains into Successful Businesses. We have the expertise and experience to transform high-value gambling industry domain names into high-performing websites. We acquired the Gambling.com domain name in 2011, with no business or revenue, and turned it into the globally recognized, market-leading brand that it is today, operating in nine markets and four languages. We have also developed the CasinoSource and

SlotSource series of websites from nothing to websites with $5.25 million and $1.54 million in sales in 2020 and the three months ended March 31, 2021, respectively. We leveraged all of our experience with Gambling.com to refine Bookies.com at a faster pace. Since we acquired Bookies.com in early 2018, we have transformed it into an all-inclusive platform focusing on sports betting in the U.S., with more than 60 contributors, positioning Bookies.com to benefit from the next wave of online gambling regulation in the U.S.

Integrated Platforms Empowered by Technological Excellence. We have developed four proprietary software platforms to maximize operational efficiency in the delivery of our consumer websites. These platforms are used across our network and enable us to significantly reduce website loading times for visitors, efficiently organize and manage all of the content which appears on our websites and precisely optimize the placement of our customers’ messages across our network. We have never hesitated to invest in our own technical systems and believe we are at the forefront, compared to our peers, in terms of leveraging technology in general and artificial intelligence in particular to optimize our business.

Our ability to increase market share by continuing to deliver best in class content on our branded destinations depends on the effective implementation of search engine optimization, or SEO, strategies across our portfolio of websites, which itself depends in part on the efficient use of our technology platforms. SEO is the practice of optimizing websites so that they are favored by search engines, such as Google, to appear in top positions on the search engine results pages for particular search queries. The ranking of a website is determined by the search engine according to an algorithm which factors in thousands of different parameters including quality of content, website speed and how people engage with a website.

We have demonstrated time and again over our 15-year history that we are adept at building websites which are ranked favorably by search engines such as Google. We believe that Google and other search engines are increasingly adept at identifying the truly high-quality content that deserves prominence. Our investments in content, product and website delivery have thus naturally resulted in strong rankings without significant additional effort.

By leveraging our investments in technology, we can ensure that our team remains able to efficiently produce and publish high quality content which in turn serves to improve our SEO as high quality content is one of the key factors in SEO success.

Experienced Leadership. We continue to be led by our founding team, Charles Gillespie and Kevin McCrystle, which have been with the company since our inception in 2006 and 2007, respectively. Mr. Gillespie is a recognized leader in the online gambling industry and was named Sports Betting Community Leader of the Year in 2019. He is cited regularly by business and industry media for his work in advocating for a free and open online gambling market in the U.S. Mr. McCrystle has led us to become a global performance marketing leader with a team of over 100 employees. He has developed and implemented our strategy for product, marketing, content and sales, as well as the integration of key acquisitions. Our co-founders’ technology-forward approach, strategic vision for growth and long-standing reputation as industry experts has led us to become one of the fastest-growing performance marketing companies for online gambling.

Proven History of Organic Growth and Continued High Organic Growth Potential. We have delivered significantly more organic growth than our peers which report publicly over the last three years. Our organic growth strategy focuses on perfecting our internal processes, technology, and products instead of relying on acquisitions. For the period from 2017 to 2020, we recognized a 52% organic revenue CAGR compared to 14% for Better Collective and 8% for Catena Media over the same period. Additionally, since 2018, we have maintained an average year-over-year quarterly organic growth rate of 33%, compared to 15% for Better Collective and 10% for Catena Media. In 2020, our year-over-year organic revenue growth was 45%, compared to 8% for Better Collective and 9% for Catena Media. We have grown faster than our established global online gambling affiliate peers, which validates our focus on superior brands and technological excellence as the winning strategy. We expect our foundation of big brands and technological precision to continue to pay dividends over the long-term as we scale the business.

We expect that our established markets will continue to grow at a steady pace over the next few years. The combined market for online gambling in two of our largest, established markets, the U.K. and Ireland, is expected to grow at a CAGR of 6.2% from 2019 to 2025, according to the H2 Global Report. We expect that our operations in these countries will grow alongside these markets, supplementing the more dramatic growth we expect to deliver in our growth markets.

According to the H2 Global Report, as of January 2021, the global online gambling industry is expected to grow at a CAGR of 10% from 2019 to 2025 (onshore and offshore). Even if we only maintain our current market share of the global online gambling affiliate market, we believe that we will continue to grow in line with the broader industry. We intend to grow our market share, which will further increase our growth. We currently have a robust portfolio of over 500 undeveloped gambling domain names for future projects, including premium domain names such as Bookmakers.com and FootballScores.com.

Our Growth Strategies

Key elements of our growth strategy include:

Expanding in the U.S. As states across the U.S. continue to legalize online gambling, we are laying the foundation for the U.S. market to eventually be our largest market by revenue. We are pursuing market share by deploying publishing assets on both a national and state-based level as well as adding U.S. content to our international destinations. As of March 31, 2021, we were approved to operate in New Jersey, Pennsylvania, West Virginia, Colorado, Illinois, Tennessee, Virginia and Indiana. In May 2021, we were approved to operate in Michigan. We are actively pursuing licenses or approvals in all states where we expect a viable market.

Our revenue in North America has grown from $1.92 million for the year ended December 31, 2019 to $3.96 million for the year ended December 31, 2020. Our revenue in North America grew 315.08% from $0.40 million for the first quarter of 2020 to $1.65 million for the first quarter of 2021. North America is the fastest growing market of our business over that period. In addition to growing our international flagship website Gambling.com, we intend to grow several U.S.-oriented websites, such as Bookies.com, TopUSCasinos.com, TopNJCasinos.com, VirginiaIsForBettors.com, GreatLakesStakes.com and PennStakes.com, to become the go-to resources for information on U.S. iGaming and sports betting in their respective states. Policymakers in Canada are also reviewing the regulation of sports betting which would present a significant additional opportunity for our North American operations.

Growing Our Global Strategic Presence. Internationally, we target stable, regulated markets with significant growth potential. We believe we will continue to grow in existing markets such as Canada, Italy, Austria and Germany. We regularly monitor the regulatory landscape to be in a position to enter soon-to-be regulated markets for possible future expansion, such as the Netherlands and Latin America.

Pursuing Strategic Acquisitions. While we primarily focus on organically growing our current business and expanding into new markets, the possibility for quality acquisitions provides another avenue for future growth. Between 2017 and 2018, we completed four acquisitions. As jurisdictions impose stricter regulatory requirements and compliance demands that create additional work for online gambling affiliates, these disproportionately burden smaller online gambling affiliates who are less able to handle the influx of requests from online gambling operators and regulators. Online gambling operators value the professionalism and competence of larger online gambling affiliates who are adept at maintaining high regulatory standards.

We expect this environment will lead to tactical opportunities for us to acquire strong, sub-scale online gambling affiliates. Smaller online gambling affiliates may have product market fit in a particular niche of the industry but lack the sophisticated publishing and monetization systems available to larger online gambling affiliates like us. Our experience and technological capabilities position us as a sophisticated player to acquire strong sub-scale online gambling affiliates that will benefit from our more established processes. We plan to continue to leverage our history of successful acquisitions and internal organic growth to search for potential targets with strategic assets and strong management teams.

Developing Pipeline Projects. We have several pilot projects which could result in meaningful new lines of business. For example, in 2020, we launched Bookies Edge, a premium content model available to paying users on Bookies.com. Online gamblers using Bookies.com can subscribe to monthly and yearly packages of premium content to access exclusive picks, tips and analysis. We consider this new line of business a start-up within our broader organization and plan to invest more resources in the business should we be able to identify favorable unit economics. We are also formulating plans to develop Bookmakers.com, an ultra-premium domain ideally suited to target English-speaking sports betting consumers outside the U.S.

Our Products

Our core product offering is industry leading content produced by award-winning journalists, reporters, copywriters and lifelong followers of the online gambling industry. This best-in-class content is then masterfully distributed to online gamblers through our proprietary technology platform which publishes 32 premier websites. Thanks to the advantages of our internally developed technology platforms, consumers can readily locate this great content easily with the use of search engines such as Google. Visitors to our websites looking to engage with online gambling services can then easily find, compare and visit the best online gambling operators available in their jurisdiction from links on our websites. When a website visitor leaves one of our websites to visit an online gambling operator, the referral is tracked and we are compensated by the online gambling operator in the event that the visitor registers and funds a new account, becoming our referred player.

Although we have invested into Gambling.com and Bookies.com, which we consider our core brands, we also operate several niche websites that cater to specific geographies or online gambling products. Each of our websites offers online gamblers high-quality and relevant content, such as independent reviews and comparisons of regulated online gambling operators in their jurisdiction.

Our Core Brands

Gambling.com

We acquired the Gambling.com domain name in April of 2011 for $2.5 million. The domain name came alone, without an accompanying business or any existing revenue streams. Since then, we have invested significant resources to launch a new website and grow it into one of the largest and highest revenue producing online gambling affiliate websites in the world. As of December 31, 2020, localized versions of Gambling.com were available in nine markets and in four languages.

Gambling.com covers the entirety of the online gambling industry with content spanning all of the key verticals in the industry: Casino, Sports, Poker and Bingo. But more than anything else, Gambling.com is a leading source for iGaming information and is casino-first in its content strategy.

Bookies.com

We acquired the Bookies.com website in early 2018. Since then, we have transformed it into an all-inclusive platform for sports bettors that provides promo codes, odds comparison, game previews, betting strategies and news. In contrast to Gambling.com which is an international destination with a casino-first focus, Bookies.com was built from the ground up with a US-first and sports-first focus. We believe Bookies.com is well positioned to become a leading sports-betting destination in the U.S. In 2020, we launched Bookies Edge, a premium content model available to paying users on Bookies.com. Online gamblers using Bookies.com can subscribe to monthly and yearly packages of premium content to access exclusive picks, tips and analysis.

Our Niche Brands

By expanding the portfolio beyond our core brands, we can more directly target specific products in specific markets. Online gamblers tend to trust local media more than national or international sources. By producing destinations that feature locally produced content, we can more easily gain the trust of users in a particular location. The enlarged portfolio also reduces volatility in month-to-month financial performance by diversifying the sources of our revenue across multiple territories and products.

TopUSCasinos.com

TopUSCasinos.com is an internally developed website that has been recently launched with an iGaming and U.S. first focus. Similar to Bookies.com in that both websites are U.S. first and national in scope, TopUSCasinos.com will play a leading role in the development of our overall U.S. offering. These national websites address the entirety of the U.S. market by providing detailed content on each state with an active online gambling market.

U.S. State Specific Properties

We have launched a series of websites dedicated to individual U.S. states. Examples include GreatLakesStakes.com for Michiganders and VirginiaIsForBettors.com for Virginians. These websites provide local online gamblers with the news and analysis they need to make informed decisions when it comes to online gambling. GreatLakesStakes.com covers all forms of online gambling due to Michigan’s full embrace of the industry’s product offering while VirginiaisforBettors.com is primarily oriented around sports betting since Virginia has yet to regulate iGaming.

CasinoSource.co.uk

We launched CasinoSource.co.uk in 2010 as our first dedicated casino affiliate website. The website offers in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials. We have redeveloped the website regularly and now expanded it into ten markets in five languages.

SlotSource.com

We launched SlotSource into the U.K. market in 2016 as a slots-first destination. We have since expanded the website to six markets in two languages. The U.S. version of the website showcases online slots in a player-friendly website where games and casinos are categorized by their availability per state. As a one-stop shop for online slots, the website provides online gamblers real-money slot reviews, fully featured free-to-play slots as well as a comprehensive list of slots bonuses.

Many of our niche sites are relatively new, particularly those for the U.S. market. This positions us well for additional organic growth in the coming years. We also maintain a robust portfolio of over 500 undeveloped gambling domain names available for future projects. The portfolio includes a number of premium domain names such as Bookmakers.com and FootballScores.com.

Our Original Publishing Platform and Content Management System

Our co-founder and Chief Executive Officer, Charles Gillespie, is a technologist at heart who taught himself to program to deliver our first website. Under Mr. Gillespie’s leadership, we have prioritized outsized investments in technology to best serve our customers, online gamblers and internal stakeholders. The dividends of these investments are significant—increased operational efficiency fundamental to delivering market-leading organic growth. We have developed four key internal platforms which sit behind and power all of our consumer facing websites. In comparison to some of our peers, all of our websites run on internally-developed platforms and are near universally integrated into these platforms.

Adge: Our Business Intelligence Software

We launched Adge in 2015 as a business intelligence system which integrates data from our websites and our advertising partners. This platform gives us the ability to compete and optimize our offerings.

Origins: a Publishing Platform for Maximum Speed

We launched Origins in 2015 as a tailor-made high-speed publishing platform that prepares and distributes our content across seven global locations—all from the cloud. The system was developed with an SEO-first mentality, to ensure that all of our websites are published according to the best technical SEO standards. In-built version control provides us total control over source code changes and enables nimble switching between version numbers. Quality control systems scan all outgoing content to ensure it passes a number of internal quality control checks. Websites and content ready for release are pre-rendered, compressed and distributed to a global network of origin servers which are then enhanced by a global content delivery network with over 200 points of presence. This stack of systems ensures that end-users requesting one of our services get their request fulfilled at the fastest speeds technologically possible.

Genesis: a Content Management System for Gambling Industry Data

We launched Genesis in 2020 as our content management system, or CMS, to warehouse our growing database of gambling industry related content. Genesis provides a central location for the management of all content types across our websites and applications. Users can log into a cloud-based system to add, update or import content assets. By centralizing all CMS functionality into one universal system, users get one common interface for updating all of our publishing assets. Users can be categorized into groups with varying levels of permissions according to management’s requirements, allowing the system to be opened to external contributors. Our developers can also plug into one common API to consume data in one common format regardless of its ultimate destination. As pain-points are identified, we can deploy specific tools and features to streamline repetitive or time-consuming tasks for our users.

Elements: an Ad Server for Gambling Operators

We have developed Elements since 2019 as our advertiser management system—our central interface to manage the terms, offers, and details of advertisement placements across our entire network. With tens of thousands of pages of content, advertisers can appear in a great variety of locations which we believe, despite these challenges, should be optimized on every occasion. Elements provides us with a centralized platform to coordinate the appearance, rankings and advertiser details at any location across the network. Tightly integrated with our business intelligence team, we are able to track advertiser performance at scale and quickly identify under and over performance. Sophisticated machine-learning algorithms crunch performance data and make recommendations on which online gambling operator is truly best positioned to meet online gamblers’ needs in each circumstance.

Our Track Record of Awards and Recognitions

Our products have been recognized for their excellence over the years, achieving several of the online gambling affiliate industry’s biggest awards including a selection of awards as shown in the chart below.

Our History

2006-2009

∎	We were founded in 2006 by Charles Gillespie, our Chief Executive Officer, and joined by Kevin McCrystle, our Chief Operating Officer, in 2007

∎	Originally founded as World Sports Network, operating WSN.com and offering mainstream football betting coverage to mainland Chinese and European football fans

∎	Mark Blandford invested in our company and joined our board of directors

∎	WSN changed its company name to KAX Media

2010-2011

∎	Switched focus to European casino online gambling affiliate marketing

∎	Began building the first series of casino affiliate portals, CasinoSource

∎	Launched CasinoSource in the U.K.

∎	Acquired Gambling.com domain for $2.5 million in April 2011

∎	Opened office in Tampa, Florida

2012-2015

∎	Launched new U.K. website for Gambling.com

∎	Expanded CasinoSource to new markets such as Ireland, Italy and Spain

∎	Divested WSN.com website

∎	Launched Gambling.com in markets outside the U.K., starting with Ireland

∎	Started expansion of Gambling.com beyond English-speaking markets

∎	Opened office in Ireland

2016

∎	Consolidation of KAX Media and Gambling.com

∎	Launched Gambling.com and CasinoSource in Scandinavia

2017

∎	KAX Media re-branded as Gambling.com Group

∎	Launched SlotSource.co.uk in the U.K.

∎	Issued EUR 7.1 million of private convertible debentures with the proceeds intended to be used primarily for acquisitions

∎	In February 2017, acquired AndroidSlots.co.uk, a leading U.K. mobile casino portal

∎	In March 2018, acquired three leading Swedish casino affiliate websites—SvenskaCasino.se, Lyckospel.se and CasinoMobilt.se

∎	Issued second round of private convertible debentures for EUR 8.9 million

2018

∎	Entered U.S. market by launching Gambling.com in New Jersey

∎	In January 2018, acquired mobile performance marketing platform including 46 iOS apps

∎	In February 2018, entered sports betting with acquisition of Bookies.com and related assets such as Bookmakers.co.uk and FootballScores.com

∎	Issued EUR 16.0 million of senior secured bonds listed on Nasdaq Stockholm

∎	Launched Gambling.com in additional European markets

2019

∎	Opened second U.S. office in Charlotte, North Carolina

∎	Obtained approval to expand U.S. operations in New Jersey

∎	Secured permission to operate in Pennsylvania, West Virginia and Indiana

∎	Received $15.5 million growth investment from Edison Partners

2020 to Present

∎	Approved to provide sports betting services in Colorado

∎	Launched SlotSource.com for American online slot players

∎	Expanded business into Tennessee, Illinois, Virginia and Michigan

∎	Announced redemption of outstanding senior secured bonds

∎	Relocated corporate domicile from Malta to Jersey

Our Corporate Structure

The following chart shows our corporate structure including our three subsidiaries.

Gambling.com Group Limited is the holding company for the Group. It was originally incorporated in the British Virgin Islands as TGG International Holdings Limited on July 26, 2006. It was renamed as KAX Media Limited on

October 3, 2012 and subsequently continued as a private limited liability company in Malta on October 7, 2016. It was renamed as Gambling.com Group Limited on May 18, 2017. On January 7, 2018, it converted into a public limited liability company with a name change to Gambling.com Group Plc. It redomiciled from Malta to the Channel Island of Jersey in accordance with the Jersey Companies Law on May 27, 2021 and was renamed Gambling.com Group Limited.

GDC Malta Limited (formerly known as GDC Trading Limited) is a private limited company incorporated in the British Virgin Islands on June 2, 2011 and was subsequently continued in Malta on October 17, 2016. GDC Malta Limited provides intra-group services to the Group.

GDC Media Limited (formerly known as KAX Media Limited (Ireland)) is a private limited company incorporated on May 20, 2015 in Ireland. It operates the Group’s business outside of the U.S. and is the owner of all the Group’s intellectual property, domains and websites.

GDC America Inc. (formerly known as KAX Media America Inc.) is a corporation incorporated in Florida on July 14, 2011. It operates the Group’s business in the U.S. under a license from GDC Media Limited.

Our Sales Process and Customers

Online gambling operators typically discover us by accessing one of our websites. After finding one of our online gambling affiliate websites, the online gambling operator locates our corporate website and submits an advertising proposal through a contact form. In 2020, our reputation as a strong partner for online gambling operators drew over 450 inquiries from potential customers.

We have a strong and growing portfolio of major online gambling operators. Our customer base was 111, 190, 206, 206 and 206 in 2017, 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. We work with regulated online gambling operators, including industry heavyweights—DraftKings, Flutter Entertainment (FanDuel, PaddyPower, Betfair), Entain (BetMGM, Ladbrokes, bwin, partypoker), Kindred Group (Unibet, 32Red), Rush Street Interactive (Sugarhouse, BetRivers), William Hill, 888, Golden Nugget Online Gaming and PointsBet. As is evident from the list above, many of our customers operate multiple player-facing brands. We believe we increased our number of customers as a result of a variety of factors including an increase in the number of markets where we operate, new online gambling operators entering various markets, an increase in demand for player acquisition services and an expanded internal sales team. See also “Prospectus Summary—Market Trends in Our Favor.”

We have ranked between six and eight on the EGR Power Affiliates list since its inception in 2018. The list is compiled from votes cast by full-time affiliate managers working with the online gambling operators who rate affiliates based on their commercial, operational, product, compliance and M&A capabilities.

In 2019, 2020 and the three months ended March 31, 2021, our top ten customers accounted for 56%, 55% and 57% of our total revenue, respectively, and our largest customer accounted for 21%, 20% and 19% of our total revenue, respectively.

While increasing our number of customers is important, we primarily focus on maintaining and deepening our relationships with our existing customers by increasing the amount of traffic and, in-turn, the number of NDCs we can refer to our existing customer base. Our account management team coordinates the day-to-day relationships with our customers. While improving the commercial aspects of our deals, our team optimizes the content, offers, news and other details of how our customers’ brands are presented to the online gamblers to maximize conversion rates and engagement. In many cases we can negotiate exclusive bonuses and offers for the players referred from our websites. Prior to the COVID-19 pandemic, our account management team regularly met with our key customers in person and plans to resume such face-to-face meetings as soon as it is once again possible. We plan to continue to grow both the number of customers and the level of participation from each customer. As we scale traffic and NDC delivery in our existing markets, we expect to generate additional traffic for our existing customer base in those markets. To the extent that we wish to enter new markets in the future, we may seek to onboard local gambling operators in a target market as our customers to field a localized product.

We strive to control the maximum amount of traffic possible and thus be online gambling operators’ preferred partner for online gambling player acquisition due to our ability to help them meet their player acquisition goals with our extensive reach.

Increasing Customer Performance

The math that determines the commercial performance of an individual online gambling operator on one of our websites is driven principally by the effectiveness by which the online gambling operator can monetize the traffic that we send them. Online gambling operators who are skilled at converting the traffic from click to registration and then from registration to first deposit while offering commercial terms at the low end of the acceptable range can be significantly more valuable to us than the opposite. Online gambling operators offering abnormally high CPA rates but who are not skilled at converting traffic do not make good partners. Expected conversion rates range from 1% to 15% (1,500% difference) where CPA levels for a given type of traffic may only vary from the smallest to largest offer less than 100%.

Because the effectiveness of our partners is a key commercial concern, we have a dedicated system to manage the placement of operators and operators’ offers on our websites called Elements. As we reached the limit of what was possible with manual adjustments, we have started to leverage machine learning systems to help us ensure we are showing the most appropriate operator in every circumstance. These advanced data science models can process many more input variables and larger data sets than our commercial team could process on its own. These initiatives showed very promising results in 2020 and we look forward to expanding these initiatives in 2021.

Competition

The online gambling affiliates market is highly fragmented, intensely competitive and constantly evolving. With the introduction of new technologies and new market entrants, we expect the competitive environment to remain intense going forward. We compete with other performance marketing service providers in the online gambling industry, such as Better Collective and Catena Media, both publicly-traded in Europe. Our most comparable publicly-traded companies in the U.S. are GAN Limited and Genius Sports Ltd., both of which are B2B service providers to the industry.

We believe we compete favorably on the basis of the quality of our websites, our strategic geographical presence, our diversified and growing customer base, our technological excellence and our proven history of growth. We have delivered significantly more organic growth than our peers over the last three years. Our organic growth strategy focuses on perfecting our internal processes, technology, and products instead of relying on acquisitions.

Social Responsibility

As the online gambling market continues to expand globally, we believe it is important to not lose focus on the social costs of the industry. We are committed to being a leader in responsible gambling and ensuring that a conservative approach is adopted by the industry at large to ensure the sustainability of what should be a harmless recreational activity.

With that vision, we maintain one of the most restrictive adverting policies in the online gambling affiliates industry to avoid problematic channels. We acquire online gamblers responsibly, focusing on locally regulated markets, recommending only licensed online gambling operators, and displaying terms and conditions in accordance with best practices, clear messages about responsible gambling on our sites, and never any aggressive messaging encouraging problematic gambling. Our team also regularly monitor regulations and standards prescribed by each market’s respective authorities, such as the U.K. Gambling Commission, the U.K Advertising Standards Authority, CAP Advertising Guidelines—Gambling and the CAP Code for Online Affiliate Marketing. We have maintained a clean history in all markets in which we conduct business.

To help online gamblers recognize problematic behavior early, we established the Responsible Gambling Center on our flagship website Gambling.com, which provides online gamblers access to support organizations in our major markets. The Responsible Gambling Center is divided into three sections:

Responsible Gambling Fundamentals. Educates online gamblers about the basic risks of problem gambling, gambling addiction and how to gamble responsibly.

Staying in Control. Helps online gamblers recognize the signs of problem gambling and gives guidance on staying in control. Explains key concepts like self-exclusion, betting logs and deposit limits.

Protection and Support. Provides detailed access information for problem gambling support groups as well as links to tools to protect children from gambling content.

We strive to contribute positively—not only to our industry at-large through responsible gambling initiatives but also in our communities through corporate social responsibility initiatives. Each year, employees in Ireland and the U.S. choose a local nonprofit organization to support through fundraising and volunteering.

Regulations

As a company providing services to online gambling operators and conducting business on the Internet, we are subject to a variety of laws in the U.S. and abroad that involve matters central to our business, including laws regarding online gambling and data protection and privacy, among others.

Online Gambling Regulations

Outside of the U.S., online gambling affiliates are not required to apply for licenses or approvals with the only known exception being Romania. Since we operate a pure B2B business model and have no direct business relationship with online gamblers, we are not required to be licensed or approved as a gambling operator in Europe or elsewhere.

In the U.S., any company providing services to regulated gambling entities is typically required to either register or apply for a license or an approval with the gambling regulator in each state where they are active. In the case of gambling affiliates, a tiered system is typically available with a relatively simple registration required for online gambling affiliates only looking to do CPA deals and a much more onerous license application required for online gambling affiliates seeking to do deals with a revenue share component. As of March 31, 2021, we obtained regulatory approval to provide marketing services to licensed gambling operators in New Jersey, Pennsylvania, West Virginia, Colorado, Illinois, Tennessee, Virginia and Indiana. In May 2021, we were approved to operate in Michigan. We have the ability to do CPA deals in all states where we are active and revenue share deals in all states where we are active except for Colorado, Illinois and Michigan.

Data Protection and Privacy

Because, on a limited basis, we handle, collect, store, receive, transmit and otherwise process certain personal information of individuals, including our users, customers and employees, we are also subject to federal, state and foreign laws related to the privacy and protection of such data, as further set forth in the section of this prospectus entitled “We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity”. Regulations such as the CCPA, which is a relatively new, untested law could affect our business, and its potential impact is unknown.

With our operations in the E.E.A and the U.K., we may also face particular privacy, data security, and data protection risks in connection with requirements of the GDPR, U.K. GDPR and other data protection regulations. Any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data. In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including the GDPR, and the risk of litigation and regulatory enforcement actions.

Any significant change to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding the use of personal data, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business.

Compliance

We have developed and implemented various internal compliance policies to help ensure that we comply with legal and regulatory requirements imposed on us. Our compliance and risk program focuses primarily on vetting the online gambling operators we work with to ensure that we do not work with an operator which is unsuitable. We also provide education and tools to assist users in making educated choices related to gambling activities.

Additionally, we employ various methods and tools across our operations such as geolocation blocking, which restricts access based upon the user’s geographical location and age verification to ensure our users are old enough interact with certain content. We have a zero-tolerance approach to money laundering and terrorist financing.

While we are firmly committed to full compliance with all applicable laws and have developed appropriate policies and procedures in order to comply with the requirements of the evolving regulatory regimes, we cannot assure that our compliance program will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of our licenses.

Intellectual Property

Our intellectual property, including our copyrights and trademarks, is, in the aggregate, an important component of our business. As of March 31, 2021, we had registered two trademarks in the U.S., one trademark in the Benelux countries (Netherlands, Belgium and Luxembourg) and one trademark in the U.K. Our intellectual property portfolio also includes over 500 domain names for websites that we use in our business, and our rights in our proprietary technology platforms, including our publishing platform, the Origins Publishing Platform, the Genesis content management system, the Elements advertiser management system and the Adge business intelligence platform.

Employees

As of March 31, 2021, we had 145 employees, of which 91 were located in Dublin, 8 were located in Malta, 17 were located in Charlotte and Tampa, as well as 13 full-time employees working remotely in the U.S and 16 remote contractors located in Europe.

Our goal is to attract and retain highly qualified and motivated personnel. We promote diversity and equality in the workplace. As of March 31, 2021, 26 different nationalities were represented in our workforce. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

Properties

Our principal operational offices are located in Dublin, Ireland, under a lease expiring in January 2028. We also lease regional offices and space in Tampa, Florida, Charlotte, North Carolina and Gzira, Malta.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers, Directors and Director Nominee

The following table sets forth the name, age and position of each of our executive officers, directors and director nominee as of the date of this prospectus:

NAME	AGE	POSITION
Executive officers
Charles Gillespie	37	Chief Executive Officer, Co-Founder and Director
Kevin McCrystle	37	Chief Operating Officer and Co-Founder
Elias Mark	41	Chief Financial Officer
Johannes Bergh	52	Chief Strategy Officer
Ellen Monaghan	36	Vice President, People

Directors and Director Nominee
Mark Blandford	63	Chairman of the Board of Directors
Susan Ball	59	Director (1)(2)(3)
Fredrik Burvall	48	Director (1)(3)
Gregg Michaelson	55	Director (2)
Pär Sundberg	48	Director (2)(3)
Daniel J. D’Arrigo	53	Director Nominee (1)(3)

(1)	Member or proposed member of our audit committee after completion of the offering.
(2)	Member or proposed member of our compensation committee after completion of the offering.
(3)	Member or proposed member of our nominating and corporate governance committee after completion of the offering.

Executive Officers

Charles Gillespie is our Chief Executive Officer, Co-Founder and a director, which positions he has held since the Company’s inception in 2006. Through his tenure, Mr. Gillespie has overseen the Company’s operations across multiple jurisdictions including Europe and U.S. Under his leadership, the Company has prioritized technological investments and has completed four acquisitions to expand the breadth of the Company’s portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Art degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill.

Kevin McCrystle is our Chief Operating Officer and Co-Founder, which positions he has held since 2007. Through his tenure, Mr. McCrystle has developed and implemented strategies for product, marketing, content, sales, and integration of key acquisitions. Since July 2016, he has served as a director of GDC Media Limited (Ireland), a subsidiary of the Company. In 2020, Mr. McCrystle relocated to the Charlotte office to oversee the development of the North American market. Mr. McCrystle holds a Bachelor of Arts degree in Political Science and Philosophy from University of North Carolina at Chapel Hill.

Elias Mark is our Chief Financial Officer, which position he has held since 2016. Mr. Mark also served on the board of directors of Ampezzo Capital PCC Ltd, a technology and Internet focused private equity firm, where he was a founding partner and previously served as a member of the investment advisory team from January 2010 to December 2014. Prior to joining the Company, Mr. Mark served as CFO at Whispr Group from March 2015 to December 2016. Mr. Mark also previously served as a director at Nöjesguiden from December 2013 to April 2016, at Highlight Media Group from February 2010 to September 2014 and at Web Guide Partner from September 2008 to January 2010. Mr. Mark began his career as Siguiente Capital AB, where he served as an Associate from June 2007 to September 2008. Mr. Mark holds a Master of Arts degree in Management from the University of St. Andrews and is an associate of Chartered Institute for Securities & Investment.

Ellen Monaghan is our Vice President, People, which position she has held since December 2020. Ms. Monaghan has served in several positions since she joined the Company in December 2015, including Director of People Operations since December 2018, People Operations Manager from December 2017 to December 2018 and HR

Business Partner from December 2015 to December 2017. Ms. Monaghan was recognized by iGaming Business as one of the industry’s women to watch. Prior to joining the Company, Ms. Monaghan served as Manager—Office and Facilities Management of Openet from July 2012 to December 2015, and previously as Personal Assistant to CTO from March 2010 to August 2012. Ms. Monaghan also previously served as ICT Recruitment Consultant at RECRUITERS from April 2008 to March 2010. From April 2007 to April 2008, Ms. Monaghan served as a Banking & Finance Consultant at HRM. She has led the opening and expansion of our offices in Dublin, Malta and Charlotte through talent acquisition and management. Since 2015, Ms. Monaghan has served as a director of our subsidiary based in Dublin, GDC Media Limited (Ireland). Ms. Monaghan holds a Bachelor of Arts degree in Politics and Sociology from University College Dublin.

Johannes Bergh is our Chief Strategy Officer, which position he has held since August 2020. Under his leadership, Mr. Bergh has facilitated the scaling of the business. Mr. Bergh has more than 15 years of experience at the c-level in public companies, operating on a global arena. He has evaluated over 100 affiliate acquisitions. Prior to joining the Company, Mr. Bergh served as Deputy Chief Executive Officer at Catena Media, a lead generation company focusing on the iGaming and Finance industries. He served at Catena Media from January 2017 to July 2020. From August 2014 to December 2016, Mr. Bergh served as Chief Executive Officer at Rewir, a management consulting firm focusing on brand strategy. Prior to Rewir, Mr. Bergh served as Chief Brand Officer at FLIR Systems from August 2008 to April 2014. Mr. Bergh holds a diploma in marketing from RMI Berghs School of Communications.

Directors and Director Nominee

Mark Blandford has served as a director since October 2008 and the Chairman of the board of directors since February 2018. Mr. Blandford founded Sportingbet Plc which was one of the first online gambling companies to accept a card payment over the Internet and at one point in time the world’s largest bookmaker. Mr. Blandford led the company through a landmark initial public offering on the London Stock Exchange in 2001 to become the first publicly traded online gambling company, later winning him the award for AIM Entrepreneur of the Year in 2002. Sportingbet Plc was later recognized with the AIM Transaction of the Year award in 2005. Mr. Blandford also currently serves as Chairman of the board of directors at FSB Technology (U.K.) Ltd., Double Diamond Limited and Condor Properties. Mr. Blandford is also a Partner at Burlywood Capital, a venture capital and private equity firm, where he has served in that role since 2012. Previously, Mr. Blandford served as a member of the board of directors at Mfuse LTD and Intela. Mr. Blandford holds a Higher National Diploma in Business Studies from Wolverhampton University.

Susan Ball has served as a director since February 2018. Ms. Ball also currently serves as a member of the board of directors at FSB Technology Group, a B2B omnichannel sports betting provider, and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sportsbetting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme.

Fredrik Burvall has served as a director since December 2017. Mr. Burvall also currently serves as Chairman of the board of directors at M.O.B.A Network AB (Plc) and Speqta AB (Plc), and as a board member at Enteractive Malta Ltd and Aspire Global. Mr. Burvall is also the Chief Executive Officer/Owner at The Networked Nation—tNN AB, where he has served in that role since May 2017. Previously, Mr. Burvall served in several roles at Cherry AB, including as Strategic Advisor from March 2017 to July 2017, as Chief Executive Officer from May 2015 to February 2017, as Acting Chief Executive Officer from December 2014 to May 2015 and as Chief Final Officer, Deputy CEO from September 2006 to March 2015. From February 2004 to September 2006, Mr. Burvall served as Manager of Business Control at Modern Times Group, Viasat AB. Mr. Burvall previously served as Chief Financial Officer at Ericsson Technology Licensing AB from 2001 to 2004, and he also worked in Business Control at Ericsson from

January 1998 to January 2001. Mr. Burvall holds an MBA in Economics from Stockholm University and also holds a BA in Economics from Örebro University.

Gregg Michaelson has served as a director since September 2019. Mr. Michaelson also currently serves as a member of the board of directors at Health Recovery Solutions, Ringmaster Technologies, Inc., Purple Lab, PathFactory, and Wyng. Mr. Michaelson is a Partner at Edison Partners, a Princeton, New Jersey based private equity firm where he has served in that role since June 2015. From November 2011 to May 2015, he served as Chief Executive Officer at Linkwell Health, a healthcare consumer engagement company. From October 2001 to November 2011, Mr. Michaelson served as President and Chief Marketing Officer at Rodale, a global health and wellness content and performance marketing company. Mr. Michaelson served as Vice President, Marketing at American Family Enterprises, a Time Warner affiliate, from June 1996 to September 2001. Mr. Michaelson began his career at Reader’s Digest Association from August 1992 to April 1996, where he served in various marketing and financial roles. Mr. Michaelson holds an MBA in Finance from New York University—Leonard N. Stern School of Business and a BA from the University of Michigan.

Pär Sundberg has served as a director since February 2018. Mr. Sundberg also currently serves as Chairman of the board of directors at Brand New Content, and as a board member at SNÖ of Sweden and Speqta. Previously, Mr. Sundberg served as a member of the board of directors at G5 Entertainment AB, KOEN Media, AB Traction, Buzzador AB and IPS Förändringskompetens AB. From July 2010 to September 2011, Mr. Sundberg served as President and Chief Executive Officer at Metronome Film & Television AB, a Film and Television production company with operations in Sweden, Norway, Denmark, Finland and the U.S. From its inception in May 1996 to August 2009, Mr. Sundberg served as President and Chief Executive Officer of OTW, Sweden’s leading content marketing group of companies that he also co-founded. From January 2000 to November 2001, Mr. Sundberg served as a member of the board of directors of Stockholm News, a free daily newspaper that he co-founded. Previously, Mr. Sundberg served as a Reporter at Expressen from 1991 to 1996. Mr. Sundberg holds a M.Sc. degree in Industrial Engineering and Management from Luleå University of Technology.

Daniel J. D’Arrigo will serve on our board of directors following the completion of this offering. From 2007 to 2019, Mr. D’Arrigo served as the Executive Vice President and Chief Financial Officer of MGM Resorts International (NYSE: MGM), an S&P 500 global entertainment company with U.S. domestic and international locations, where he was responsible for the company’s world-wide financial functions. During this time, he led the initial public offering on the Hong Kong Stock Exchange of MGM China Holdings, LLC (HKSE:2282) in 2011 and the initial public offering on the New York Stock Exchange of MGM Growth Properties, LLC (NYSE: MGP) in 2016. From 1995 to 2007, Mr. D’Arrigo served in various finance and management roles at MGM, including oversight over MGM’s $6.4 billion acquisition of Mirage Resorts in 2000 and $7.3 billion acquisition of Mandalay Resort Group in 2005. Mr. D’Arrigo previously served as a member of the board of directors of MGM China Holdings, LLC from 2011 to 2019 and its audit committee from 2014 to 2019. He holds a Bachelor of Science in Business Administration—Accounting from West Virginia University.

Corporate Governance Practices

Under Nasdaq rules, a foreign private issuer, such as us, may generally follow its home country rules with regard to corporate governance in lieu of the comparable requirements of the applicable Nasdaq rules, except for certain matters including, among others, the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. We intend to rely on this “home country practice exemption” with respect to the following:

∎

Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Jersey law. In accordance with generally accepted business practice, our amended and restated memorandum and articles of association to be in effect upon closing of this offering will provide alternative quorum requirements that are generally applicable to meetings of shareholders;

∎

Exemption from the Nasdaq corporate governance rules requiring disclosure within four business days of any determination to grant a waiver of the Code of Business Conduct and Ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules; and

∎	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity incentive plans.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

We intend to take all actions necessary for us to maintain compliance as an FPI under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq listing rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. For an overview of our corporate governance principles, see the section titled “Description of Share Capital—Differences in Corporate Law.”

Board of Directors

Our board of directors currently consists of six members. Our board of directors has determined that four of our six directors, Susan Ball, Fredrik Burvall, Gregg Michaelson and Pär Sundberg, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. Our board has determined that Daniel J. D’Arrigo does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that he is “independent” as that term is defined under the rules of Nasdaq. Following the listing of our ordinary shares on Nasdaq, we expect our board of directors to consist of seven members. There are no family relationships among any of our directors or senior management.

In accordance with our amended and restated memorandum and articles of association to be in effect upon closing of this offering, our board of directors will be divided into three classes, each consisting of an equal number of directors to the maximum extent possible and serving for a three-year term. Each of our directors retires from office at the annual meeting at which their class’s term expires, but shall be eligible for reappointment by ordinary resolution at such annual general meeting. In each case, where a director is re-appointed, the director shall be entitled to serve until the annual general meeting of shareholders three years later. At the third annual general meeting of shareholders, where a director is re-appointed, they shall be entitled to serve until the third annual general meeting falling after the third annual general meeting. At each succeeding annual general meeting following the third annual general meeting, directors shall be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting. If a vacated office is not filled, the retiring director, if willing to act, shall be deemed to be re-elected, unless at the meeting a resolution is passed not to fill the vacancy or to elect another person in his place or unless the resolution to re-elect such director is put to the meeting and lost. See “Description of Share Capital—Board of Directors—Appointment of Directors.”

Our directors will be divided among the three classes as follows:

∎	the Class I directors will be Susan Ball and Fredrik Burvall, and their terms will expire at the annual general meeting of shareholders to be held in 2022;

∎	the Class II directors, will be Gregg Michaelson and Pär Sundberg, and their terms will expire at our annual meeting of shareholders to be held in 2023; and

∎	the Class III directors will be Mark Blandford, Charles Gillespie and Daniel J. D’Arrigo, and their terms will expire at our annual meeting of shareholders to be held in 2024.

In addition, our amended and restated memorandum and articles of association allow our board of directors to appoint directors, create new directorships or fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. The board has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee currently consists of Susan Ball and Fredrik Burvall. Susan Ball serves as the Chairman of the audit committee. Following the listing of our ordinary shares on Nasdaq, our audit committee is expected to consist of Susan Ball, Fredrik Burvall and Daniel J. D’Arrigo.

Under the Nasdaq listing requirements and applicable SEC rules, the audit committee will be required to have at least three members, all of whom must be independent, subject to exemptions available to foreign private issuers. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. Our board of directors has determined that Susan Ball, Fredrik Burvall and Daniel J. D’Arrigo are each an audit committee financial expert as defined by the SEC rules and each has the requisite financial sophistication as defined by Nasdaq corporate governance rules. Each of the members of the audit committee is or is expected to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act of 1934 and the Nasdaq listing requirements, which is different from the general test for independence of board and committee members.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Our board of directors has adopted an audit committee charter to be effective upon the listing of our shares on Nasdaq that will set forth the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq rules, including the following:

∎

oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors;

∎	recommending the engagement or termination of the person filling the office of our internal auditor;

∎	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors;

∎	reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process;

∎

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives, and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

∎	approving or ratifying any related person transaction (as defined by applicable rules and regulations) in accordance with our applicable policies.

Compensation Committee

Our compensation committee consists of Susan Ball, Gregg Michaelson and Pär Sundberg. Pär Sundberg serves as the Chairman of the compensation committee. All of the members of our compensation committee satisfy the independence requirements under the Nasdaq rules. The committee will recommend to the board of directors for determination the compensation of each of our executive officers and directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

∎	the responsibilities set forth in the compensation policy;

∎	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

∎	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Following the listing of our ordinary shares on Nasdaq, our nominating and governance committee is expected to consist of Susan Ball, Fredrik Burvall, Daniel J. D’Arrigo and Pär Sundberg. Daniel J. D’Arrigo is expected to serve as

Chairman of our nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter to be effective upon the listing of our shares on the Nasdaq that will set forth the responsibilities of the nominating and governance committee, which include:

∎	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

∎	reviewing and evaluating the size and composition of our board of directors;

∎	assessing the performance of the members of our board of directors; and

∎

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company.

Insurance and Indemnification of Directors and Officers

To the extent permitted by the Jersey Companies Law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We intend to obtain directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Jersey Companies Law. We also expect to enter into an indemnification agreement with each of our directors and executive officers prior to the completion of this offering.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board of directors, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.gambling.com/corporate. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Officers and Directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2020 was $1,625,000.

During the year ended December 31, 2020 and the three months ended March 31, 2021, we had one performance-based compensation program, which is described in further detail below under the section titled “Equity Incentive Plans.”

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company.

Equity Incentive Plans

We have historically granted options (incentive stock options and non-qualified stock options) and warrants to incentivize employees and other service providers under our equity incentive plans. There are currently 485,000 options and 250,000 warrants currently outstanding under the Gambling.com Group Plc 2020 Stock Incentive Plan, or the 2020 Plan, all of which were granted in either November or December 2020. The outstanding options under the 2020 Plan typically vest over four years as follows: 25% of the options vest on the 1 year anniversary of the grant date, with 1/48th of the total number of options vesting monthly thereafter, in each case, subject to the grantee’s continued employment or service with us on each vesting date. The outstanding warrants under the 2020 Plan are vested and exercisable four years from the grant date. 150,000 warrants were granted to our independent directors in 2018 under the Gambling.com Group Plc Independent Director Options Program 2018, all of which were exercised or repurchased in June 2020.

2020 Stock Incentive Plan and Its Supplements

Effective Date and Shares Reserved. The 2020 Plan as amended and restated on July 6, 2021, which became effective on the date on which it was adopted by our board of directors and will continue in effect until terminated or suspended by our board of directors. No awards may be granted under the 2020 Plan after the expiration of four years from the earlier of the date on which the 2020 Plan was (i) adopted by our board of directors and (ii) approved by our shareholders. The 2020 Plan provides for the grant of stock options, warrants, and other stock-based awards to our employees, officers, directors (including non-executive directors), and consultants and advisors. The maximum aggregate number of shares that may be granted initially under the 2020 Plan is 1,500,000 shares. The shares reserved for issuance under the 2020 Plan will be increased on the first day of each calendar year in an amount equal to 2% of the total number of shares outstanding on the last day of the immediately preceding calendar year, unless otherwise determined by the board prior to the increase. The maximum amount of shares that may be granted to a non-employee director shall not exceed $500,000 in total value. If any award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part, such shares will again be available for the grant under the 2020 Plan. In addition, shares tendered to us to exercise an award will be added to the number of shares of available for grant under the 2020 Plan.

Plan Administration. Our board of directors or a committee established by our board of directors administers the 2020 Plan, and the administrator has the authority to (i) select eligible grantees, (ii) determine the amount of the grant, terms, conditions, restrictions and limitations applicable to each award, (iii) construe, interpret, adopt, amend, and repeal administrative rules, guidelines, and practices relating to the 2020 Plan, (iv) accelerate the vesting or distribution date (if applicable) of any award and (v) establish the sub-plans as it deems necessary or appropriate to conform to requirements or practices of jurisdictions outside of the U.S.

Types and Terms and Conditions of Awards. The administrator may grant awards intended to qualify as an incentive stock option, non-qualified stock option, warrants, or other stock-based awards permissible by applicable laws. The maximum amount of shares that may be issued through the exercise of incentive stock options granted under the 2020 Plan is 1,500,000 shares. The 2020 Plan requires that incentive stock options and warrants have an exercise price that is not less than 100% of the fair market value of a share underlying such options. With respect to incentive stock options the exercise price may be not less than 110% of the fair market value in case of a grantee who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares on the date of grant.

The exercise period of an option award will be determined by the administer in the applicable option agreement, but in no event may the exercise period be more than ten years from the grant date, or seven years in case of grantees employed in Ireland. In addition, each option will be subject to vesting (in whole or in part) over a period of four years, upon the terms and conditions determined by the administer in the applicable option agreement. The exercise period of a warrant will be determined by the administer in the applicable option agreement, provided that the exercise period is no less than two years and no more than four years after the grant date.

Adjustment Provisions. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to shareholders other than an ordinary cash dividend, the administrator shall have the authority to make equitable adjustments as to (i) the number and class of securities available under the 2020 Plan, (ii) the number and class of securities subject to any outstanding option, (iii) the number and class of securities subject to any outstanding warrant and (iv) the exercise price per share covered by any awards, unless the grantee is a California resident, whose securities shall be adjusted proportionately following the abovementioned triggering events. In addition, if the strike price and number of shares covered by any outstanding option or warrant are adjusted as of the distribution date of any stock dividend, then a grantee having exercised an option or warrant between the record date and the distribution date for such stock dividend will be entitled to the stock dividend with respect to any shares acquired through exercising such options or warrants.

Upon a change in control (as defined in the 2020 Plan), the administrator may (i) agree that some or all of the outstanding awards will be assumed or substituted by the surviving company on substantially equivalent terms and conditions as the original award, (ii) accelerate the vesting of awards, (iii) grant awards in substitution for awards granted by another entity in connection with our merger or consolidation of that entity or (iv) settle some or all of the awards in cash, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof) and (vi) any combination of the foregoing.

Amendment and Termination. The board of directors may amend, modify or terminate any outstanding award, provided that the grantee’s consent to such action will be required unless it would not materially and adversely affect the grantee. The board of directors may, without shareholder approval, reprice stock options and cancel any outstanding award and grant in substitution new awards under the 2020 Plan covering the same or a different number of ordinary shares and having an exercise price per share lower than the then-current exercise price per share of the cancelled award.

Miscellaneous Provisions. Options granted under the 2020 Plan are not transferable other than by will or the laws of descent and distribution. No fractional shares shall be issued or delivered under the 2020 Plan. Warrants are transferable to the extent permissible by applicable laws, but we retain the right of first refusal. The right to exercise any awards will be terminated within a fixed period as determined by the administrator after the termination of a grantee’s employment with us. For the purposes of complying with California law, we allow California grantees to exercise their options until at least 30 days from the termination date unless such grantee’s employment is terminated for cause.

Senior Executive Officer Performance Option Awards

The board of directors has approved, subject to the achievement of a successful listing, a 10-year performance award for each of Charles Gillespie and Kevin McCrystle (each referred to in this summary as an “Optionee”) that is designed to incentivize their continued leadership of the Company over the long-term, or the Performance Option Awards. The key terms of the Performance Option Awards are set out below Performance Option Award Value. The total number of the ordinary shares of the Company underlying each Performance Option Award will be a number equal to approximately 6% of the ordinary shares of the Company outstanding immediately after this offering, divided equally among 12 separate tranches. The number of shares underlying each Performance Option Award in each tranche is equivalent to 0.5% of the ordinary shares of the Company outstanding immediately after this offering and, therefore, the total number of shares underlying each Performance Option Award is equivalent to 6% of the total number of the ordinary shares of the Company outstanding after this offering, with the total number of shares underlying the Performance Option Awards being equal to 12% of the total number of ordinary shares of the Company outstanding after this offering.

Equity Type. The Performance Option Awards are comprised of performance-based nonqualified stock options. The Optionees will receive compensation from the Performance Option Awards only to the extent that the Company achieves the applicable performance milestones. The Performance Option Awards will not be made under an equity incentive plan, such as the Company’s 2020 Share Incentive Plan, as amended.

Exercise Price. The exercise price of the Performance Option Awards is the initial public offering price of the Company’s ordinary shares on the Nasdaq Global Select Market.

Award Vesting / Milestones. Each of the 12 tranches of the Performance Option Awards will vest upon certification by the board of directors that each of the Market Capitalization Milestone for such tranche has been met. There are 12 Market Capitalization Milestones, each one requiring an incremental increase in the Company’s market capitalization, initially to $500 million and by increments of $500 million thereafter, with each incremental increase being approximately equivalent to the Company’s approximate market capitalization of $500 million in late 2021 (each, a “Market Capitalization Milestone”). To meet all 12 Market Capitalization Milestones, the Company will have to add approximately $6 billion to its current market capitalization. Except in a change in control situation, measurement of the Market Capitalization Milestones will be based on both (i) a six calendar month trailing average of the Company’s share price as well as (ii) a 30 calendar day trailing average of the Company’s share price, in each case based on trading days only, and will thus require sustained market capitalization appreciation to be met.

Term of Award / Post-Termination of Employment Exercise Period. The term of the Performance Option Awards is 10 years from the date of the grant, unless the Optionee’s employment with the Company is terminated prior to such date. Accordingly, the Optionee has until the tenth anniversary of the date of the grant to exercise any portion of the award that has vested on or prior to such date, provided that he remains employed at the Company. Additionally, the Optionee has up to one year following the termination of his employment with the Company to exercise any portion of the award that vested prior to such termination, subject to any earlier expiration of the Performance Option Awards on the tenth anniversary of the date of the grant. Further, the award also may terminate earlier in connection with a change in control event of the Company, as described further below.

Post-Exercise Holding Period. The Optionee must hold shares that he acquires upon exercise of the award for three years post-exercise (except for shares used to pay exercise price and tax withholdings, or in certain other limited circumstances described further below), or such other holding period as agreed by the board of directors and the Optionee in writing.

Employment Requirement for Continued Vesting. The Optionee must continue to lead the Company’s management at the time each milestone is met in order for the corresponding tranche to vest under the Performance Option Award. Specifically, in the case of Charles Gillespie, he must be serving as the Company’s Chief Executive Officer or any other full-time C-level officer of the Company as agreed by the board of directors and the Participant. In the case of Kevin McCrystle, he must be serving as the Company’s Chief Operating Officer or any other full-time C-level officer of the Company as agreed by the board of directors and the Participant.

Termination of Employment. There will be no acceleration of vesting of the Performance Option Award if the employment of the Optionee is terminated, or if he dies or becomes disabled. In other words, termination of the Optionee’s employment with the Company will preclude his ability to earn any then - unvested portion of the Performance Option Award following the date of his termination. Vesting of the Performance Option Award will be suspended in the event of any leave of absence by the Optionee.

Change in Control of the Company. If the Company experiences a change in control event, such as a merger with or purchase by another company, vesting under the Performance Option Award will not automatically accelerate. In a change in control situation, the achievement of the milestones will be based solely on the Market Capitalization Milestones, with the measurement of the Company’s market capitalization determined by the product of the total number of outstanding ordinary shares of the Company immediately before the change in control multiplied by the greater of the last closing price of a share of the Company ordinary shares before the effective time of the change in control or the per share price (plus the per share value of any other consideration) received by the Company’s shareholder in the change in control. The treatment of the award upon a change in control is intended to align the Optionee’s interests with the Company’s other shareholders with respect to evaluating potential takeover offers.

Clawback. In the event of a restatement of the Company’s financial statements previously filed with the SEC, or the restated financial results, and if a lesser portion of the Performance Option Award would have vested based on the restated financial results, then the Company will require forfeiture (or repayment, as applicable) of the portion of the Performance Option Awards that would not have vested based on the restated financial results (less any amounts the Optionee may have paid to the Company in exercising any forfeited awards). The Performance Option Awards also will be subject, if more stringent than the foregoing, to any current or future the Company’s clawback policy applicable to equity awards, provided that the policy does not discriminate solely against the Optionee except as required by applicable law.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus and after this offering by (i) each person or entity known by us to own beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2021, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 28,556,422 ordinary shares outstanding as of March 31, 2021. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under the heading “Certain Relationships and Related Party Transactions.”

As of March 31, 2021, we had 8 holders of record of our ordinary shares in the U.S. These shareholders held in the aggregate 33% of our outstanding ordinary shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital—Voting Rights.” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each director’s, officer’s and shareholder’s address is Gambling.com Group Limited, 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED PRIOR TO OFFERING		SHARES BENEFICIALLY OWNED AFTER OFFERING WITHOUT EXERCISE OF UNDERWRITERS’ OPTION		SHARES BENEFICIALLY OWNED AFTER OFFERING WITH FULL EXERCISE OF UNDERWRITERS’ OPTION
	NUMBER	%	NUMBER	%	NUMBER	%
5% Shareholders
Edison Partners IX, LP (1)	5,556,588	19.46	5,556,588	16.44	5,556,588	16.06
Gerard J. Hall	2,006,975	7.03	2,006,975	5.94	2,006,975	5.80

Executive Officers and Directors
Mark Blandford (2)	13,001,878	45.53	13,001,878	38.46	13,001,878	37.58
Charles Gillespie	5,086,209	17.81	5,086,209	15.05	5,086,209	14.70
Kevin McCrystle	1,072,441	3.76	1,072,441	3.17	1,072,441	3.10
Elias Mark	—	—	—	—	—	—
Johannes Bergh	—	—	—	—	—	—
Ellen Monaghan	—	—	—	—	—	—
Susan Ball	45,476	*	45,476	*	45,476	*
Fredrik Burvall	64,004	*	64,004	*	64,004	*
Gregg Michaelson	—	—	—	—	—	—
Pär Sundberg	65,476	*	65,476	*	65,476	*
Daniel J. D’Arrigo (3)	—	—	—	—	—	—

All executive officers and directors as a group (10 persons)	19,335,484	67.71	19,335,484	57.19	19,335,484	55.89

*	Less than 1%.
(1)	5,556,588 ordinary shares held by Edison Partners IX, LP. Edison IX GP LLC is the general partner of Edison Partners IX, LP and controls voting, dispositive and investment power with respect to the ordinary shares held by Edison Partners IX, LP. Christopher Sugden, Ryan Ziegler, Thomas Vander Schaaff, Michael Kopelman and Lenard Marcus are the managing members of Edison IX GP LLC, and Mr. Sugden is also the managing partner of Edison IX GP LLC. Each of Mr. Sugden, Mr. Ziegler, Mr. Vander Schaaff, Mr. Kopelman and Mr. Marcus may be deemed to have voting and dispositive power over the ordinary shares held by Edison Partners IX, LP and disclaims any such beneficial ownership other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The address for Edison Partners IX, LP is 281 Witherspoon Street, Princeton, NJ 08540.
(2)	Consists of (i) 5,001,878 ordinary shares held of record by Mr. Blandford and (ii) 8,000,000 ordinary shares held by Boatside Investments. Mr. Blandford controls voting, dispositive and investment power with respect to the ordinary shares held by Boatside Investments and therefore may be deemed to beneficially own the ordinary shares held by Boatside Investments.
(3)	Mr. D’Arrigo has accepted our appointment to be a director of our company, effective upon the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Rights of Appointment

Our current board of directors consists of six directors. Pursuant to our memorandum and articles of association in effect prior to our initial public offering, Edison Partners IX, LP, or Edison, one of our shareholders, had rights to appoint one member of our board of directors as long as Edison holds at least 12.5% of our issued share capital, subject to certain limitations.

As of the date of this prospectus, we are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with Directors and Officers

Employment agreements. Prior to the completion of this offering, we intend to enter into amended and restated executive engagement agreements with Mr. Gillespie, our Chief Executive Officer, and Mr. McCrystle, our Chief Operating Officer; we also intend to enter into a new executive engagement agreement with Mr. Mark, our Chief Financial Officer, or the executive engagement agreements. The executive engagement agreements continue until terminated in accordance with their terms, subject to the payment of severance by the Company on certain terminations of employment. The executive engagement agreements also include restrictive covenants, including non-competition and non-solicitation covenants in relation to our business and employees.

Indemnification and insurance. Our amended and restated memorandum and articles of association permit us to indemnify and insure certain of our office holders to the fullest extent permitted by the laws of Jersey. We also expect to enter into an indemnification agreement with each of our directors and executive officers prior to the completion of this offering. See “Management—Insurance and Indemnification of Directors and Officers.”

Share Subscription Agreement

In October 2019, we issued an aggregate of 2,291,543 of our ordinary shares to Edison for gross proceeds of $6.98 million. As part of the transaction, Edison also received from us, subject to the other shareholders’ pre-emption rights, warrants to purchase up to 985,610 of our ordinary shares at an exercise price of $3.04 per share. In October 2020, we cancelled these warrants and granted Edison the rights to subscribe to our ordinary shares on substantially the same terms. Pursuant to these rights, in December 2020, we entered into a share subscription agreement with Edison and certain of our existing shareholders (including some of our executive officers and board of directors such as Charles Gillespie, Kevin McCrystle, and Mark Blandford) based on their pre-emptive rights, and certain other parties thereto, pursuant to which we issued and sold an aggregate of 985,610 of our ordinary shares for cash proceeds of $3.00 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity,” Note 12—Shares Option and Warrants Reserve, and Note 23—Related Party Transactions to our consolidated financial statements for additional details.

DESCRIPTION OF SHARE CAPITAL

The following descriptions of share capital and provisions of our amended and restated memorandum and articles of association are summaries and are qualified by reference to the amended and restated memorandum and articles of association of the company to be effective upon the closing of this offering. A copy of this document will be filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

General

We are a Jersey public company with limited liability. Our affairs are governed by the amended and restated memorandum and articles of association and the Jersey Companies Law. Our register of members is held at 22 Grenville Street, St Helier, Jersey JE4 8PX and our U.S. branch register is kept by American Stock Transfer & Trust Company. Our registered office is 22 Grenville Street, St Helier, Jersey JE4 8PX. Our secretary is Mourant Secretaries (Jersey) Limited.

Our authorized share capital is an unlimited number of shares of one class designated as ordinary shares, with no par value. As of March 31, 2021, there were 28,556,422 ordinary shares issued and outstanding and no preferred shares have been issued.

Shares

General

Mourant Ozannes (Jersey) LLP, Jersey counsel to the Company, has confirmed that all of the issued and outstanding ordinary shares of the Company are fully paid and non-assessable. Certificates representing the outstanding ordinary shares of the Company are generally not issued (unless required to be issued pursuant to the amended and restated memorandum and articles of association) and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares of the Company have no pre-emptive, subscription, redemption or conversion rights.

Preferred Shares

The board of directors may provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the board of directors. If any preferred shares are issued, the rights, preferences and privileges of holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by the board of directors of the Company, subject to the Jersey Companies Law and the amended and restated memorandum and articles of association. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions that are declared will be distributed among the holders of ordinary shares on a pro rata basis.

Voting Rights

Each ordinary share entitles the holder to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by way of poll.

A quorum for a general meeting of shareholders requires the presence in person or by proxy of at least two qualifying persons (i.e., shareholders) entitled to vote, except at a separate general meeting, where the quorum is two qualifying persons (i.e., shareholders) present in person or by proxy and entitled to vote representing at least one-third in number of the issued shares of the class being varied (except for an adjourned general meeting for the variation of rights where the quorum is one qualifying person (i.e., shareholder) entitled to vote thereat).

A special resolution is required for important matters such as an alteration of capital, merger or consolidation of the Company, change of name or making changes to the amended and restated memorandum and articles of association or the voluntary winding up of the Company.

A total special majority resolution is required for the removal of directors for cause and the amendment of the provisions of the amended and restated memorandum and articles of association relating to shareholder written consents, the classification of our board of directors, the filling of vacancies on our board of directors, the removal of members of our board of directors, the indemnification of directors and officers and the unsuitability of certain persons (as discussed below).

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a quorate general meeting and a total special majority resolution is the affirmative vote at a general meeting of the Company by the holders of two thirds of the total voting rights represented by the then total issued shares in the capital of the Company.

Variation of Rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general or special meeting. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by Nasdaq, as the designated stock exchange under the amended and restated memorandum and articles of association, or as otherwise approved by the board of directors.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares of the Company shall be distributed among the holders of the ordinary shares of the Company on a pro rata basis.

Directors

Appointment and Removal

The management of the Company is vested in its board of directors. The amended and restated memorandum and articles of association provide that there shall be a board of directors consisting of no fewer than three unless otherwise determined by an ordinary resolution of the shareholders in a general meeting. Currently, the board consists of six directors. So long as shares of the Company are listed on the Nasdaq, the board of directors of the Company shall include such number of  “independent directors” as the relevant rules applicable to the listing of such shares on Nasdaq require (subject to any applicable exceptions for “controlled” companies).

The directors are divided into three classes designated as Class I, Class II and Class III, respectively. At the first annual general meeting of shareholders of the Company (expected in 2022), the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the second annual general meeting of shareholders of the Company (expected in 2023), the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual general meeting of shareholders of the Company (expected in 2024), the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting of shareholders of the Company, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

Ordinary shareholders may nominate directors pursuant to the advance notice provisions of the amended and restated memorandum and articles of association (including the requirements for timely notice and other obligatory information regarding the nominating shareholder and the nominee). The directors of the Company shall ensure that any individual nominated pursuant to the amended and restated memorandum and articles of associatio shall be nominated for election as a director at the next general meeting of the Company. In respect of any position on the board of directors that is not entitled to be nominated pursuant to the amended and restated memorandum and articles of association the directors shall have the right to nominate an individual for election as a director at the next general meeting of the Company. In both cases, such individual shall be appointed if approved by ordinary resolution at such general meeting. If a vacancy arises on the board of directors, the vacancy may be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and not by the vote of shareholders.

A director may be removed from office by the holders of ordinary shares by total majority special resolution only for cause.

The appointment and removal of directors is also subject to the applicable rules of Nasdaq.

The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of the Company are set out in the amended and restated memorandum and articles of association.

Indemnification of Directors and Officers

To the fullest extent permitted by law, the amended and restated memorandum and articles of association provide that the directors and officers of the Company shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices.

Other Jersey Law Considerations

Purchase of Own Ordinary Shares

As with declaring a dividend, we may not buy back or redeem our ordinary shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the Company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the Company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until the Company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase ordinary shares in the manner described below.

We may purchase on a stock exchange our own fully paid ordinary shares pursuant to a special resolution of our shareholders specifying (a) the maximum number of ordinary shares to be purchased, (b) the maximum and minimum prices that may be paid and (c) a date, not being later than 5 years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid ordinary shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem ordinary shares is not entitled to vote in respect of the ordinary shares to be purchased.

We may fund a redemption or purchase of our own ordinary shares from any source. We cannot purchase our ordinary shares if, as a result of such purchase, only redeemable ordinary shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class or all of our outstanding ordinary shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more in nominal value of such outstanding ordinary shares, that person is then entitled (and may be required) to acquire the remaining ordinary shares. In such circumstances, a holder of any such remaining ordinary shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s ordinary shares or that the person purchase the holder’s ordinary shares on terms different to those under which the person made such offer.

Other than as described above and below under “U.K. City Code on Takeovers and Mergers,” we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining ordinary shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the Company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, (i) to an offer for a public company whose registered office is in the Channel Islands and whose securities are admitted to trading on a regulated market or a multilateral trading facility in the U.K. or any stock exchange in the Channel Islands or the Isle of Man, or (ii) if the company is a public company and is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the U.K. or the Channel Islands or the Isle of Man (in each case, a Code Company). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the U.K., the Channel Islands or the Isle of Man by looking at various factors, including the structure of our board of directors, the functions of the directors, and where they are resident.

If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied and we have our place of central management and control in the U.K., we would be subject to the Takeover Code in full, which would result in certain restrictions and obligations including but not limited to the following: (i) our ability to enter into deal protection arrangements in favor of a bidder would be extremely limited; (ii) we might not be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) all due diligence information given to one bidder or potential bidders would be required to be provided to all other bidders or potential bona fide bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

∎

acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

∎

who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code Company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would in each case be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Upon completion of this offering, we expect a majority of our board of directors to reside outside of the U.K., the Channel Islands and the Isle of Man. Based upon our current and intended plans for our directors and management, for the purposes of the Takeover Code, we anticipate that the residency test will not be met and that we will be considered to have our place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to us. It is possible that in the future changes in the board composition, changes in the Takeover Panel’s interpretation of the Takeover Code, or other events may cause the Takeover Code to apply to us.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of ordinary shares by us or by any of our other shareholders.

Jersey Regulatory Matters

The Jersey Financial Services Commission, or the JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey Registrar of Companies has given, and has not withdrawn, his consent to its circulation.

It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this prospectus, you should consult your stockbroker, bank manager, solicitor, accountant, or other financial adviser.

The price of securities and the income from them can go down as well as up. Nothing in this prospectus or anything communicated to holders or potential holders of any of our ordinary shares (or interests in them) by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any ordinary shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.

The directors of the Company have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the prospectus, whether of facts or opinion. All the directors of the Company accept responsibility accordingly.

Differences in Corporate Law

The applicable provisions of the Jersey Companies Law differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Jersey law.

CORPORATE LAW ISSUE	DELAWARE LAW	JERSEY LAW
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is	Shareholders holding 10% or more of the company’s voting rights and entitled to vote at the relevant

CORPORATE LAW ISSUE	DELAWARE LAW	JERSEY LAW

granted in the certificate of incorporation or by-laws.

However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

meeting may legally require our directors to call a meeting of shareholders.

The JFSC may, at the request of any officer, secretary, or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

∎   either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

∎   the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

CORPORATE LAW ISSUE	DELAWARE LAW	JERSEY LAW

Cumulative Voting	The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the Jersey Companies Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent

Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice, or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.

If permitted by the articles of association of a company, a written consent signed and passed by the specified majority of members may affect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of the shareholders of that company.
Limitations on Director’s Liability and Indemnification of Directors and Officers	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases, or redemptions, or any transaction from which a

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

∎   incurred in defending any civil or criminal legal proceedings where:

∎   the person is either acquitted or receives a judgment in their favor;

CORPORATE LAW ISSUE	DELAWARE LAW	JERSEY LAW

director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in defense of an action, suit, or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

∎   where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

∎   where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

∎   incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

∎   incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty, or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

∎   incurred in a case in which the company normally maintains insurance for persons other than directors.

Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	No appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware	Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the

CORPORATE LAW ISSUE	DELAWARE LAW	JERSEY LAW
corporation for, among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders. There may be customary personal law actions available to shareholders which would include certain derivate and other actions to bring proceedings against the directors of the company as well as the company.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative	The memorandum of association and articles of association of a Jersey company may only be

CORPORATE LAW ISSUE	DELAWARE LAW	JERSEY LAW
	vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	amended by special resolution of shareholders of that company.

Redemption Rights and Transfer Restrictions with Respect to Shares Held by Unsuitable Persons and Their Affiliates

The amended and restated memorandum and articles of association provide that any Equity Interest of the Company (meaning any ordinary share or any other equity or voting securities of the Company, or securities exchangeable or exercisable for, or convertible into, such other equity or voting securities of the Company) owned or controlled by a person who (i) fails or refuses to file any required application, or has withdrawn or requested the withdrawal of a pending required application, to be found suitable by any gambling authority or for any gambling license, (ii) is denied or disqualified from eligibility for any gambling license by any gambling authority, (iii) is determined by a gambling authority to be unsuitable or disqualified to own or control any Equity Interests of the Company, (iv) is determined by a gambling authority to be unsuitable to be affiliated, associated or involved with a person engaged in gambling activities in any gambling jurisdiction, (v) causes any gambling license of the Company or any affiliated company to be lost, rejected, rescinded, suspended, revoked or not renewed by any gambling authority, or causes the Company or any affiliated company to be threatened by any gambling authority with the loss, rejection, rescission, suspension, revocation or non-renewal of any gambling license (in each of (ii) through (v) above, regardless of whether such denial, disqualification or determination by a gambling authority is final and non-appealable), or (vi) is deemed likely, in the sole and absolute discretion of the Company’s board of directors, to (A) preclude or materially delay, impede, impair, threaten or jeopardize any gambling license held or desired in good faith to be held by the Company or any affiliated company or the Company’s or any affiliated company’s application for, right to the use of, entitlement to, or ability to obtain or retain, any gambling license, (B) cause or otherwise result in, the disapproval, cancellation, termination, material adverse modification or non-renewal of any material contract to which the Company or any affiliated company is a party, or (C) cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any gambling license of the Company or any affiliated company (each of such persons, an “Unsuitable Person”) or an affiliate of such person shall be subject to automatic sale and transfer to the Company or one or more third-party transferees (as defined in the amended and restated memorandum and articles of association) as and to the extent required by a gambling authority or deemed necessary or advisable by the Company’s board of directors in its sole and absolute discretion.

If a gambling authority requires the Company, or the Company’s board of directors deems it necessary or advisable, to cause any such Equity Interests to be automatically sold and transferred, the Company shall deliver a transfer notice (as described in the amended and restated memorandum and articles of association) to the Unsuitable Person or its affiliate(s) (as applicable) and shall purchase or cause one or more third-party transferees to purchase the number, class and series of shares of the Equity Interests of the Company specified in the transfer notice on the transfer date and for the purchase price determined in accordance with the amended and restated memorandum and articles of association and set forth in the transfer notice. From and after the transfer date, such Unsuitable Person or any affiliate of such Unsuitable Person shall cease to be a stockholder with respect to such Equity Interests of the Company and all rights of such Unsuitable Person or any affiliate of such Unsuitable Person therein, other than the right to receive the purchase price, shall cease.

Commencing on the date that a gambling authority serves notice of a determination of unsuitability or disqualification of a holder of Equity Interests of the Company, or the Company’s board of directors otherwise determines that a person is an Unsuitable Person, and until the Equity Interests of the Company owned or controlled by such person are owned or controlled by a person who is not an Unsuitable Person, the Unsuitable Person and any affiliates of such Unsuitable Person shall not be entitled: (i) to receive any dividend, payment, distribution or interest with regard to such Equity Interests of the Company, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Equity Interests of the Company, and such Equity Interests of the Company shall not for any purposes be included in the shares of the Company entitled to vote or (iii) to receive any remuneration that may be due to such person, accruing after the date of such notice of determination of unsuitability or disqualification by a gambling authority, in any form from the Company or any affiliated company for services rendered or otherwise.

At the closing of the transaction contemplated in the preceding paragraphs of this section: (i) each of the Company and any applicable third-party transferee shall deliver the aggregate applicable purchase price for the Equity Interests of the Company being purchased by it (x) by wire transfer of immediately available funds to the account specified in writing by the Unsuitable Person or affiliate of such Unsuitable Person (as applicable), (y) by unsecured promissory note, or (z) by combination of both as required by the applicable gambling authority and, if not so required, as the Company may determine in its sole and absolute discretion and (ii) the Unsuitable Person or affiliate of such Unsuitable Person (as applicable) shall deliver to the Company and any applicable third-party transferee such stock powers, assignment instruments and other agreement as are necessary in the judgment of the Company to fully convey all right, title and interest in and to the Equity Interests of the Company being purchased by each of the foregoing, free and clear of all liens and other encumbrances (other than restrictions on transfer under the amended and restated memorandum and articles of association and applicable law and as set forth in any agreement between the Unsuitable Person or affiliate of such Unsuitable Person (as applicable) and the Company) and to evidence the subordination of any promissory note if required by the Company.

Such stock powers, assignment instruments and other agreements shall be in a form acceptable to the Company and shall include such representations and warranties (including, without limitation, representations and warranties as to title and ownership of the Equity Interests of the Company being sold, authorization, execution and delivery of relevant documents and the enforceability of such documents), covenants, releases (including, without limitation, a general release of claims and covenant not to sue in favor of the Company or any applicable third-party transferee and each of their respective affiliates, employees, directors, managers, officers, partners, members and the like with respect to the pre-closing period) and indemnities as determined by the Company in its sole and absolute discretion. Any promissory note shall contain such terms and conditions as the Company determines necessary or advisable, including without limitation, prepayment at the maker’s option at any time without premium or penalty or subordination provisions. Subject to the forgoing, the principal amount of any promissory note together with any unpaid interest shall be due and payable no earlier than the tenth anniversary of delivery of such promissory note and interest on the unpaid principal thereof shall be payable annually in arrears at no more than the minimum rate of interest at the time of delivery which can be used without causing additional interest to be imputed pursuant to the Code or corresponding provisions of subsequent superseding federal revenue laws.

The amended and restated memorandum and articles of association provide that the sale and transfer of the applicable Equity Interests of the Company shall be effected automatically at the Closing contemplated in the preceding paragraphs of this section upon delivery of the purchase price in accordance with the amended and restated memorandum and articles of association without regard to the provision by the Unsuitable Person or affiliate of such Unsuitable Person (as applicable) of the stock powers, assignment instruments and other agreements described above; provided, however, that the Unsuitable Person or affiliate of such Unsuitable Person (as applicable) shall continue to have the obligation to the Company and any applicable third-party transferee to provide such stock powers, assignment instruments and other agreements.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8200.

Listing

We have applied to have our ordinary share listed on the Nasdaq under the symbol “GAMB.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future shares of substantial amounts of ordinary shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our ordinary shares or impair our ability to raise equity capital.

Upon completion of this offering, we will have an aggregate of 33,806,422 ordinary shares (or 34,593,922 shares if the underwriters exercise in full their option to purchase additional shares) outstanding. Of these shares, the 5,250,000 shares sold in this offering (or 6,037,500 shares if the underwriters exercise in full their option to purchase additional shares) by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining 28,556,422 shares, representing approximately 84% (or approximately 83% if the underwriters exercise in full their option to purchase additional shares) of our outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our officers, directors and holders of substantially all our outstanding ordinary shares have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. For more information, see “Underwriting.”

Eligibility of Restricted Shares for Sale in the Public Market

The 28,556,422 ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. As affiliates of us, commencing after the expiration or waiver of the lock-up agreements described above, will each be able to sell shares that it holds pursuant to the exemption described in this paragraph.

Options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 3,609,744 ordinary shares reserved for issuance under our equity incentive plans and equity awards. The registration statement on Form S-8 will become effective automatically upon filing.

Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions, lock-up agreements with the underwriters and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock up agreements expire.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Jersey Tax Considerations

This summary of Jersey taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in the Company.

The following summary of the anticipated treatment of the Company and holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in our ordinary shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of ordinary shares in the Company under the laws of any jurisdiction in which they may be liable to taxation.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of investment in the Company.

Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional adviser.

Company Residence

Under the Income Tax (Jersey) Law 1961 (as amended), or the Tax Law, the Company will not be regarded as a resident in Jersey under Article 123(1) of the Tax Law, provided that (and for so long as) it satisfies the conditions set out in that provision, in which case the Company will not (except as noted below) be liable to Jersey income tax.

Under the Tax Law, the Company shall be regarded as a resident in Jersey if it is incorporated under the Jersey Companies Law unless:

∎

its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and

∎	the Company is resident for tax purposes in that country or territory.

Summary

Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in Jersey on the issue, conversion, redemption, or transfer of ordinary shares. On the death of an individual holder of ordinary shares (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant ordinary shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, ordinary shares held by a deceased individual sole shareholder, subject to a cap of £100,000.

Income Tax—The Company

In respect of any period for which the Company is tax resident in a jurisdiction other than Jersey:

Provided that (and for so long as) it satisfies the conditions set out in Article 123(1) of the Tax Law so as to not be resident for tax in Jersey, the Company will not (except as noted below) be liable to Jersey income tax.

If the Company derives any income from the ownership, exploitation or disposal of land/property in Jersey or the trade of importing or supplying hydrocarbon oil to or in Jersey, such income will be subject to Jersey income tax at the rate of 20 per cent. It is not expected that the Company will derive any such income.

In respect of any period for which the Company is tax resident in Jersey:

The general rate of income tax under the Tax Law on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0%, or zero tax rating. Certain exceptions from zero tax rating apply, namely:

(1)    companies which are regulated by the Jersey Financial Services Commission under certain sections of the Financial Services (Jersey) Law 1998, the Banking Business (Jersey) Law 1991, or the Collective Investment Funds (Jersey) Law 1988, shall be subject to income tax at a rate of 10%, (these companies are defined as “financial services companies” in the Tax Law);

(2)    specifically identified utility companies shall be subject to income tax at a rate of 20%, (these companies are defined as “utility companies” in the Tax Law); and

(3)    any income derived from the ownership or disposal of land in Jersey shall be subject to income tax at a rate of 20%.

Income Tax—Shareholders

Persons holding ordinary shares who are not resident for taxation purposes in Jersey will be exempt from Jersey income tax on dividends from the Company.

Shareholders who are resident for income tax purposes in Jersey will be subject to income tax in Jersey at the standard rate of 20% on any dividends paid on ordinary shares held by them or on their behalf and income tax may be withheld by the Company on payment of any such dividends.

Article 134A of the Tax Law contains a general anti-avoidance provision, which in the view of the Taxes Office may be utilized, in certain circumstances, in respect of individuals who are resident in Jersey and who invest in capital investments, where the main or one of the main purposes of the investment is the avoidance of tax.

Withholding Tax—The Company

For so long as the Company is rated for tax, or is not deemed to be resident for tax purposes in Jersey, no withholding in respect of Jersey taxation will be required on payments in respect of the ordinary shares to any holder of the ordinary shares not resident in Jersey.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares (unless there is any element of Jersey residential property being transferred, in which case a land transaction tax may apply pursuant to the Taxation (Land Transactions) (Jersey) Law 2009) except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate with a maximum value of £13,360,000. The rules for joint holders and holdings through a nominee are different and advice relating to this form of holding should be obtained from a professional adviser.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.

Goods and Services Tax

Pursuant to the Goods and Services Tax (Jersey) Law 2007, or GST Law, a tax rate which is currently 5% applies to the supply of goods and services, unless the supply is regarded as exempt or zero rated, or the relevant supplier or recipient of such goods and services is registered as an “international services entity.”

A company must register for GST if its turnover is greater than £300,000 in any 12 month period, and will then need to charge GST to its customers. Companies can also choose to register voluntarily.

A company may apply to be registered as an International Services Entity, or ISE, if it mainly serves non-Jersey residents. By virtue of a company being an ISE, it will not have to register for GST, will not charge GST on its supplies, and will not be charged GST on its purchases.

The Company will be an ISE within the meaning of the GST Law, as it satisfies the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended. As long as it continues to be such an entity, a supply of goods or of a service made by or to the Company shall not be a taxable supply for the purposes of the GST Law.

Substance Legislation

With effect from January 1, 2019, Jersey implemented legislation to meet EU demands for companies to have substance in certain circumstances. Broadly, part of the legislation is intended to apply to holding companies managed and controlled in Jersey.

The summary of certain Jersey tax issues is based on the laws and regulations in force as of the date of this document and may be subject to any changes in Jersey laws occurring after such date. Legal advice should be taken with regard to individual circumstances. Any person who is in any doubt as to his/her tax position or where he/she is resident, or otherwise subject to taxation, in a jurisdiction other than the U.S., the U.K. and Jersey, should consult his/her professional adviser.

U.S. Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets (generally, assets held for investment). This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

∎	banks, financial institutions or insurance companies;

∎	real estate investment trusts, regulated investment companies or grantor trusts;

∎	brokers, dealers or traders in securities, commodities or currencies;

∎	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Internal Revenue Code of 1986, or the Code, respectively;

∎	certain former citizens or long-term residents of the U.S.;

∎	persons that received our shares as compensation for the performance of services;

∎	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

∎	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

∎	S corporations;

∎	holders whose “functional currency” is not the U.S. dollar; or

∎	holders that own directly, indirectly or constructively 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

∎	an individual that is a citizen or resident of the U.S.;

∎

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

∎	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

∎

a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any non-U.S. taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. However, because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect that the entire amount of any distribution generally will be reportable as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including the absence of certain risk reduction transactions. In addition, some corporate U.S. Holders may be entitled to a dividends received deduction. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Subject to certain conditions and limitations, any non-U.S. taxes withheld on dividends, if any, will be treated as foreign income tax eligible for deduction from your taxable income or credited against your U.S. federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “U.S.-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a U.S.-owned foreign corporation if 50% or more of the total value or total voting power of our shares are owned, directly, indirectly or constructively by U.S. persons. In general, U.S.-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Accordingly, for periods in which we are a U.S.-owned foreign corporation, if 10% or more of our earnings and profits are attributable to sources within the United States, then a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, the ability of a U.S. Holder to claim a foreign tax credit for any non-U.S. withholding taxes payable in respect of our dividends may be limited. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If any non-U.S. taxes are imposed on the sale, exchange or other disposition of our ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds before deduction of any such non-U.S. taxes. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, provided that your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code.

Any gain or loss that a U.S. Holder recognizes from the sale, exchange or other taxable disposition of our ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Accordingly, because you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to foreign source income, you may be unable to claim a foreign tax credit with respect to non-U.S. taxes, if any, imposed on gains from the sale, exchange or other taxable disposition of our ordinary shares. You should consult your tax advisor as to whether any non-U.S. taxes, if any, imposed on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will generally be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

∎	at least 75% of its gross income is “passive income”; or

∎	on average at least 50% of the gross value of its assets, determined on a quarterly basis, is attributable to assets that produce passive income or are held for the production of passive income.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on current estimates of our gross income, gross assets and the nature of our business, we do not believe we were a PFIC for the 2020 taxable year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns ordinary shares, such U.S. Holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other taxable disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. Holder’s holding period for the ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. Holder holds the ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and a disposition of shares of the lower-tier PFIC, even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax consequences that would apply if we were a PFIC would be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. Holder for the ordinary shares held by such U.S. Holder (but not with respect to lower-tier PFIC). An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of the ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted in prior years as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other taxable disposition of the ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other taxable disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a prior taxable year, we cease to be classified as a PFIC, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, ordinary shares will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The ordinary shares will be marketable stock as long as they remain listed on a qualified exchange, such as Nasdaq or the New York Stock Exchange, and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide U.S. Holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. Holder who is a shareholder of a PFIC must file an annual information report on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of these rules on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the U.S., or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the U.S., or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2021, between us and Jefferies LLC, as the representative of the underwriters named below and, together with Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc., joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of                      ordinary shares shown opposite its name below.

Underwriter	Number of Shares
Jefferies LLC	$
Stifel, Nicolaus & Company, Incorporated	$
Truist Securities, Inc.	$

Total	$

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                 per ordinary share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                 per ordinary share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $5.7 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.

Listing

We have applied to have our ordinary shares listed on Nasdaq under the trading symbol “GAMB”.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 787,500 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

∎

otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the ordinary shares on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that it, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing our ordinary shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our ordinary shares on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our ordinary shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of its various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada

(A) Resale Restrictions

The distribution of the securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the securities in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B) Representations of Canadian Purchasers

By purchasing the securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

∎	where required by law, the purchaser is purchasing as principal and not as agent; and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that Jefferies is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with us under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act; or

∎

to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area and United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom (each, a Relevant State), an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant State except that an offer to the public in that Relevant State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the underwriter or the underwriters nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the securities is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES OF THE OFFERING

The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the listing fee.

EXPENSES	AMOUNT
SEC registration fee	$5,928.22
FINRA filing fee	8,650.63
Listing fee	170,000.00
Printing costs	185,000.00
Accounting fees and expenses	2,974,000.00
Legal fees and expenses	1,660,000.00
Transfer agent and registrar fees	12,000.00
Miscellaneous fees and expenses	713,000.00

Total	$5,728,578.85

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to the laws of Jersey will be passed upon for us by Mourant Ozannes (Jersey) LLP. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by White & Case LLP, New York, New York. The underwriters are being represented as to certain matters of U.S. federal law and New York state law by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Gambling.com Group Limited (formerly Gambling.com Group plc) as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, included in this Prospectus and in the Registration Statement, have been so included in reliance on the report of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

ENFORCEABILITY OF CIVIL LIABILITIES

U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of Jersey. Many of our directors and officers reside outside of the U.S. Substantially all the assets of both us and our directors and officers are located outside the U.S. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the U.S., or to enforce against these persons or us, either inside or outside the U.S., a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the U.S. or any U.S. state.

We have appointed GDC America Inc., as our agent to receive service of process with respect to any action brought against us in the U.S. under the federal securities laws of the U.S. or of the laws of any state of the U.S.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

∎	the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

∎	the judgment is given on the merits and is final, conclusive and non-appealable;

∎	the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;

∎	the defendant is not immune under the principles of public international law;

∎	the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

∎	the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and

∎

the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called “natural justice,” which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the U.K. extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the U.K. and Colonies, a body corporate incorporated in the U.K., Jersey or other territory for whose international relations the U.K. is responsible or a person carrying on business in Jersey.

Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge over the Internet at the SEC’s website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings with the Securities and Exchange Commission will also be available to the public on our website at http://www.gambling.com/corporate. Information contained on our website is not incorporated into this prospectus and is not part of this prospectus.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the Securities and Exchange Commission. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the Securities and Exchange Commission, within four months after the end of each fiscal year, or such applicable time as required by the Commission, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the Commission, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the Commission.

GAMBLING.COM GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Gambling.com Group plc

Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gambling.com Group plc (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company’s auditor since 2020.

London, United Kingdom

May 25, 2021

GAMBLING.COM GROUP PLC

Consolidated Statements of Comprehensive (Loss) and Income

(USD in thousands, except per share amounts)

	NOTE	YEAR ENDED DECEMBER 31,
		2019	2020
Revenue	17	19,266	27,980
Sales and marketing expenses	18	(10,862)	(8,103)
Technology expenses	18	(2,498)	(2,503)
General and administrative expenses	18	(4,213)	(5,956)
Allowance for credit losses	3	(293)	(287)

Operating profit		1,400	11,131
(Losses) gains on financial liability at fair value through profit or loss	14	(94)	1,417
Finance income	20	140	303
Finance expense	20	(2,475)	(2,099)

(Loss) income before tax		(1,029)	10,752
Income tax (charge) credit	22	(872)	4,399

Net (loss) income for the year attributable to equity holders		(1,901)	15,151

Other comprehensive income
Exchange differences on translating foreign currencies		50	2,480

Total comprehensive (loss) income for the year attributable to the equity holders		(1,851)	17,631

Net (loss) income per share attributable to ordinary shareholders, basic	21	(0.07)	0.55
Net (loss) income per share attributable to ordinary shareholders, diluted	21	(0.07)	0.49

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP PLC

Consolidated Statements of Financial Position

(USD in thousands)

	NOTE	DECEMBER 31,
		2019	2020
ASSETS
Non-current assets
Property and equipment	5	551	515
Intangible assets	7	23,310	23,560
Right-of-use assets	6	1,914	1,799
Deferred tax asset	16	—	5,778

Total non-current assets		25,775	31,652

Current assets
Trade and other receivables	8	2,367	5,506
Cash and cash equivalents	9	6,992	8,225

Total current assets		9,359	13,731

Total assets		35,134	45,383

EQUITY AND LIABILITIES
Equity
Share capital	10	61	64
Capital reserve	11	16,007	19,979
Share option and warrants reserve	12,13	621	296
Foreign exchange translation reserve		50	2,530
(Accumulated deficit) retained earnings		(3,808)	11,343

Total equity		12,931	34,212

Non-current liabilities
Borrowings	14	18,242	5,937
Lease liability	6	1,610	1,562

Total non-current liabilities		19,852	7,499

Current liabilities
Trade and other payables	15	1,181	2,428
Borrowings and accrued interest	14	369	23
Lease liability	6	393	413
Income tax payable		408	808

Total current liabilities		2,351	3,672

Total liabilities		22,203	11,171

Total equity and liabilities		35,134	45,383

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP PLC

Consolidated Statements of Changes In Equity

(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	SHARE OPTION AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS/ ACCUMULATED DEFICIT	TOTAL
Balance at January 1, 2019		57	9,772	129	—	(1,907)	8,051
Transactions with owners
Issue of share capital	10, 11	4	6,235	—	—	—	6,239
Movements in share option and warrants reserve	11,12	—	—	492	—	—	492

		4	6,235	492	—	—	6,731

Comprehensive income (loss)
Net loss		—	—	—	—	(1,901)	(1,901)
Exchange differences on translating foreign currencies		—	—	—	50	—	50

Balance at December 31, 2019		61	16,007	621	50	(3,808)	12,931

Transactions with owners
Issue of share capital	10, 11	3	3,427	—	—	—	3,430
Movements in share option and warrants reserve	11,12	—	545	(325)	—	—	220

		3	3,972	(325)	—	—	3,651

Comprehensive income (loss)
Net income		—	—	—	—	15,151	15,151
Exchange differences on translating foreign currencies		—	—	—	2,480	—	2,480

Balance at December 31, 2020		64	19,979	296	2,530	11,343	34,212

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP PLC

Consolidated Statements of Cash Flows

(USD in thousands)

	NOTE	YEAR ENDED DECEMBER 31,
		2019	2020
Cash flow from operating activities
(Loss) income before tax		(1,029)	10,752
Finance expenses, net	20	2,335	1,796
Losses (gains) on financial instruments valuation	14	94	(1,417)
Adjustments for non-cash items:		—	—
Depreciation and amortization		2,226	2,227
Movements in credit loss allowance	3	293	287
Share option charge		—	315
Income tax paid		(93)	(642)

Cash flows from operating activities before changes in working capital		3,826	13,318

Changes in working capital
Trade and other receivables		511	(3,053)
Trade and other payables		(333)	629

Cash flows generated by operating activities		4,004	10,894

Cash flows from investing activities
Acquisition of property and equipment	5	(195)	(46)
Acquisition of intangible assets	7	(1,526)	(44)

Cash flows used in investing activities		(1,721)	(90)

Cash flows from financing activities
Issue of ordinary shares and share warrants	10, 11, 12	6,979	3,483
Equity issue costs		(157)	(55)
Proceeds from issuance of financial instruments	14	560	6,000
Financial instruments issuance costs	14	—	(89)
Repayment of notes and bonds	14	(4,480)	(17,352)
Interest paid	14	(2,246)	(1,656)
Interest received		24	—
Warrants repurchased	13	—	(133)
Principal paid on lease liability	6	(175)	(198)
Interest paid on lease liability	6	(189)	(201)

Cash flows generated by (used in) financing activities		316	(10,201)

Net movement in cash and cash equivalents		2,599	603
Cash and cash equivalents at beginning of year		4,423	6,992
Net foreign exchange differences on cash and cash equivalents		(30)	630

Cash and cash equivalents at end of the year	9	6,992	8,225

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP PLC

Notes to Consolidated Financial Statements

(USD in thousands except share and per-share amounts)

1. GENERAL COMPANY INFORMATION

Gambling.com Group Plc (the “Company”) is a public limited liability company founded in 2006 and incorporated in Malta in accordance with the provisions of the Maltese Companies Act (Cap.386). The Company’s registered office is 85, St. John Street, Valletta VLT1165, Malta.

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including gambling.com and bookies.com. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and include original and curated news relating to the online gambling sector, odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

The Group has a workforce of more than 110 and operates from offices in Malta, Dublin, Charlotte, and Tampa.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial information are set out below. These policies have been consistently applied throughout the years presented.

BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”), and were approved and authorized for issuance by the Board of Directors on May 25, 2021.

The financial statements have been prepared on a historical cost basis, as modified by the fair valuation of financial liabilities at fair value through profit or loss. The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effects are disclosed in Note 4.

This financial information does not constitute the Group’s statutory accounts for either of the years presented. Statutory accounts as of and for the year ended December 31, 2019, which were presented in Euros (“EUR”), were prepared in accordance with IFRS as adopted by the EU and with the requirements of the Maltese Companies Act (Cap. 386). The Independent Auditors’ Report on the Annual Report and Financial Statements as at and for the year ended December 31, 2019 did not draw attention to any matters by way of emphasis. Statutory accounts for the year ended December 31, 2019 have been filed with the Malta Registrar of Companies. The statutory financial statements of the Group as of and for the year ended December 31, 2020 have not yet been prepared.

The Board of Directors has prepared these non-statutory financial statements as of and for the years ended December 31, 2019 and 2020 for inclusion in a draft registration statement on Form F-1 to be submitted by the Company to the United States Securities and Exchange Commission (“SEC”).

New and Amended Standards Adopted by the Group in 2020

The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2020, and determined they had limited or no impact on the Group’s financial statements:

∎	Amendments to references to the Conceptual Framework in IFRS Standards

∎	Definition of material (Amendments to IAS 1 and IAS 8)

∎	Amendments to IFRS 9, IAS 39 and IFRS 7, Interest Rate Benchmark Reform

∎	Amendment to IFRS 16, Covid-19-Related Rent Concessions

Standards Issued but Not Yet Effective

There were a number of standards and interpretations which were issued but not yet effective at December 31, 2020 and have not been adopted for these consolidated financial statements. These amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.

Effective for annual periods beginning on or after January 2021:

∎	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark Reform

Effective for annual periods beginning on or after January 2022:

∎	Amendments to IAS 16, Proceeds before Intended Use

∎	Amendments to IAS 37, Onerous Contracts—Cost of Fulfilling a Contract

∎	Annual Improvements to IFRS Standards 2018–2020

Effective for annual periods beginning on or after January 2023:

∎	Amendments to IAS 1, Classification of Liabilities as Current or Non-Current

∎	Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

∎	Amendments to IAS 8, Definition of Accounting Estimates

∎	Amendments to IFRS 17, Insurance Contracts

∎	Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

Effective date to be confirmed:

∎	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

BASIS OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Group as of and for the year ended December 31, 2019 and 2020. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Control is reassessed whenever facts and circumstances indicate that there are changes of the control.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	OWNERSHIP %
GDC Media Limited	Digital marketing	Ireland	100
GDC Malta Limited	Digital marketing	Malta	100
GDC America Inc.	Digital marketing	United States	100

BASIS OF GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Group is required to evaluate whether there are any material uncertainties related to events or conditions that may cast significant doubt about the Group’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from the date of issuance of the financial statements. An entity’s ability to continue as a going concern is assumed absent significant information to the contrary. If there are indications that there could be significant doubt about the entity’s ability to continue as a going concern for a reasonable period of time, then a detailed analysis must be performed. This evaluation includes an assessment of whether the Company can continue to meet its obligations as they become due without substantial disposition of assets outside the ordinary course of business, restructuring of debt, revisions of its operations or similar actions.

The Board of Directors have assessed the financial risks facing the business, including macroeconomic events as outlined in Notes 3 and Note 24, and compared this risk assessment to the net current asset position. The Directors have also reviewed relationships with key customers and software providers and are satisfied that the appropriate contracts and contingency plans are in place. The Directors have prepared detailed revenue, operating expense and cashflow forecasts as well as sensitivity analyses to assess whether the Company has adequate resources for the foreseeable future. This includes adjustments as a result of the COVID-19 outbreak during 2020 and its effects on the Group’s business, including the impacts of the decrease in sports betting and the increase in the casino gambling market on the Group’s revenue. Based on the analyses performed, the Board of Directors considers that the Group has adequate resources to continue in operational existence for at least a period of 12 months from the date of issuance of these consolidated financial statements.

FOREIGN CURRENCY TRANSLATION

The following exchange rates were used to translate the financial statements of the Group into USD from Euros:

	PERIOD END (1)	AVERAGE FOR PERIOD (2)	BEGINNING OF PERIOD (1)	LOW	HIGH
Year Ended December 31:	(EUR per USD)
2019	0.89	0.89	0.88	0.87	0.92
2020	0.81	0.88	0.89	0.81	0.93

(1)	Exchange rates are as per European Central Bank.

(2)	The average is based on published rates refreshed daily by the European Central Bank.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Translation into Presentation Currency

The assets and liabilities of the Company and its primary subsidiaries are translated from the functional currency of the operations to USD using the exchange rates at the reporting date. The Company and its primary subsidiaries functional currency is Euro. The revenues and expenses are translated into USD using the average exchange rates for the period, which approximate the exchange rates at the date of the transaction. All resulting foreign exchange differences are recognized in other comprehensive income and included in foreign exchange translation reserve in equity.

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.

All other repairs and maintenance are charged to the consolidated statement of comprehensive income during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of the assets to their residual values over their estimated useful lives, as follows:

Computer and other office equipment	5 years
Leasehold improvements	The shorter of the remaining lease term or 10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount and are recognized, where applicable, within ‘other operating income’ in the consolidated statement of comprehensive income.

INTANGIBLE ASSETS

An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Intangible assets are initially measured at cost. The cost of a separately acquired intangible asset comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. The cost of acquisition of intangible assets for which the consideration comprises an issue of equity shares is calculated as the fair value of the equity instruments issued in the transaction. Where the cost of a separately acquired intangible asset includes contingent consideration, cost includes the fair value of the contingent consideration as determined on the date of acquisition. Subsequent changes in estimates of the likely outcome of the contingent event are reflected as increases or decreases in the value of the intangible asset. The remaining changes in the value of contingent consideration are recognized as interest expense.

Internally Developed Intangible Assets

Expenditures incurred on development activities are capitalized if it can be demonstrated that all the following criteria are met:

∎	It is technically feasible to complete the intangible asset;

∎	Adequate resources are available to complete the development;

∎	There is an intention to complete and use the intangible asset for the provision of services;

∎	The Group is able to use the intangible asset;

∎	Use of the intangible asset will generate probable future economic benefits; and

∎	Expenditures attributable to the intangible asset can be measured reliably.

Expenditures related to development activities that do not satisfy the above criteria, including expenditures incurred during the preliminary project stage and post implementation activities, are expensed as incurred in the consolidated statement of comprehensive income.

Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditures, including those that incurred in order to maintain an intangible asset’s current level of performance, is expensed as incurred.

Subsequent measurement

Separately acquired intangibles include Internet domain names together with related websites and content, and customer contracts.

Domain names together with the related assets have an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to the Group for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, the Group reassesses in each period the assumptions underlying the useful life of indefinite-life intangibles and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. When this happens, the related assets are also tested for impairment. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group. During the year ended December 31, 2019 and 2020, the Group had one finite-life mobile apps intangible asset, amortized straight-line over its estimated useful life of 48 months.

Customer contracts have a useful life of 12 – 24 months, which are reviewed on an annual basis. Customer contracts are amortized over their useful life using the straight-line method.

Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains or losses arising from derecognition represent the difference between the net disposal proceeds, if any, and the carrying amount of intangible assets, and are recognized in the consolidated statement of comprehensive income for the respective period.

IMPAIRMENT ASSESSMENT

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that have an indefinite useful life (which are not subject to amortization) are tested annually for impairment. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Through December 31, 2020, substantially all of the Group’s cash inflows have been generated through the use of its technology platform which is monetized via various informational portals that include domain names, websites and mobile apps. Accordingly, the Group determined it has one cash-generating unit that includes all of its intangibles, property and equipment, and right of use assets.

An impairment loss is recognized as the difference between the carrying amount of the cash-generating unit and its recoverable amount and is accounted for in the consolidated statement of comprehensive income in the period identified. The recoverable amount is the higher of the fair value less costs to sell and value in use.

Where the fair value of an asset less its costs to sell are determinable, and the fair value less costs to sell are estimated to be close to its value in use, the recoverable amount can be assessed for an individual asset. In this instance, an impairment may be recognized at an individual asset level where the fair value less costs to sell and value in use are both negligible. As at December 31, 2019 and 2020, the Group had no impairments.

Non-financial assets, excluding goodwill, that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

FINANCIAL ASSETS

Financial assets are classified at initial recognition and subsequently measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income. The classification of financial assets depends on the assets’ contractual cash flows characteristics and the Group’s model for managing such.

Through December 31, 2020, the Group’s financial assets consist of trade and other receivables and cash and cash equivalents. The Group’s objective for holding financial assets is to hold them to collect contractual cash flows, which are solely payment of principal and interest. Accordingly, these assets are accounted for at amortized cost.

Expected Credit Loss Assessment and Write-offs

The Group recognizes an allowance for Expected Credit Losses (“ECLs”) for all financial assets carried at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Group expects to receive.

The Group applies the simplified approach in calculating ECLs for trade and other receivables. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The assessment is completed at the end of each reporting period.

Movements in ECLs, including recoveries, are presented within the consolidated statement of comprehensive loss in the period incurred.

Financial assets are written off when there is no reasonable expectation of recovery, such as:

∎	Significant financial difficulty of the issuer or obligor;

∎	A breach of contract, such as a default or delinquency in interest or principal payments;

∎	It becomes probable that the borrower will enter bankruptcy or other financial reorganization; and

∎

Observable data indicating that there is a measurable decrease in the estimated future cash flow from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets.

When trade and other receivables have been written off, the Group continues to engage in enforcement activities in order to recover the receivable due. If successful, the recoveries are recognized in profit or loss.

Derecognition

A financial asset is derecognized when:

∎	The rights to receive cash flows from the asset have expired; or

∎

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

TRADE AND OTHER RECEIVABLES

Trade receivables are amounts due from customers for services performed in the ordinary course of business and are classified as current. Other receivables include prepaid expenses and deposits.

Trade and other receivables are recognized initially at fair value, which due to their comparatively short maturities, approximates their carrying value. They are subsequently measured at amortized cost using the effective interest method, less an expected credit loss allowance. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in profit or loss. When a receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are credited against profit or loss.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank, cash in transit and demand deposits that have maturities of three months or less from inception, are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates their fair value based on the short-term nature of such assets and the effect of any fair value differences being negligible.

ISSUED CAPITAL AND RESERVES

Share Capital

Ordinary shares are classified as equity. Share capital includes the nominal value of ordinary shares issued and outstanding. The excess of the consideration received from issuance of shares over their nominal value is recognized in the capital reserve.

Capital Reserve

In addition to the excess of the consideration received from issuance of shares over their nominal value, capital reserve also includes any other contributions made by the shareholders of the Company of a cash or non-cash nature without the issuance of shares. Incremental costs directly attributable to the issuance of new ordinary shares or other shareholder contributions are shown in equity as a deduction, net of tax, from the proceeds.

Share Option and Warrants Reserve

The share option and warrants reserve is used to recognize the value of equity-classified share options and warrants, including share-based payments.

Foreign Exchange Translation Reserve

Foreign exchange translation reserve comprises foreign currency translation differences arising from the translation of the assets and liabilities of all Group entities from the functional currency into USD, the presentation currency.

(Accumulated Deficit) Retained Earnings

(Accumulated deficit) retained earnings includes all current and prior period (losses) earnings.

FINANCIAL LIABILITIES

The Group recognizes a financial liability in its consolidated statement of financial position when it becomes a party to the contractual provisions of the instrument. The Group’s financial liabilities are classified as financial liabilities at fair value through profit or loss and financial liabilities at amortized cost.

Financial liabilities not at fair value through profit or loss are recognized initially at fair value net of transaction costs that are directly attributable to the financial liability. Subsequent measurement of the liabilities differs based on the classification originally applied and is described below.

The Group derecognizes a financial liability from its consolidated statement of financial position when the obligation specified in the contract or arrangement is discharged, cancelled or expires.

Trade and Other Payables

Trade payables comprise obligations to pay for goods and services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Prior to the year ended December 31, 2019 the Company issued convertible promissory notes that were fully redeemed in 2019. The notes were convertible to share capital in several different scenarios. The Company treated these instruments as compound financial instruments consisting of an equity and a liability component only if the number of shares to be issued upon conversion did not vary with changes in their fair value, and their currency of denomination was equivalent to the issuer’s functional currency. Where these criteria were not both met, as was the case for all convertible promissory notes issued by the Company, the Company elected to recognize the entire convertible loan notes as financial liabilities carried at fair value through profit or loss.

In October 2018, the Company issued senior secured bonds which contained an embedded derivative that was not closely related to the host instrument. Therefore, the Group elected to recognize these bonds as financial liabilities carried at fair value through profit or loss.

Convertible notes and bonds classified as financial liabilities through profit or loss are carried initially and subsequently at their fair value, with changes in fair value recognized in the consolidated statement of comprehensive income. Any directly attributable transaction costs incurred upon issuing such instruments are recognized in profit or loss. These notes and bonds are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

In March 2020, the Group repurchased a portion of the senior secured bonds in the open market, placing them in treasury. In December 2020, the Group cancelled the bonds held in treasury and early redeemed the remaining outstanding senior secured bonds. These transactions are accounted for as an extinguishment, and the liability is derecognized from the consolidated statement of financial position. As the senior secured bonds are accounted for at fair value through profit or loss, the Bonds are remeasured to fair value using the market quoted prices just prior to repurchase or redemption. Accordingly, any gain or loss on repurchase or redemption is classified as “(Losses) gains on financial liability at fair value through profit or loss”.

In December 2020, the Group entered into a two-year fixed rate term loan agreement with an investor which is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method.

GOVERNMENT GRANTS

In June 2020, the Group received an unsecured loan granted under the Paycheck Protection Plan program authorized by the United States government in response to the novel coronavirus (“COVID-19”) pandemic as part of the CARES Act. The loan is repayable but could be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. As the Group reasonably believes that it will meet the terms for forgiveness, the loan is accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduces the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) in the year ended December 31, 2020.

REVENUE RECOGNITION

The Group generates revenue primarily from commissions derived from referrals of prospective players visiting the Group’s websites or mobile apps to the Group’s customers, who are regulated online gambling operators. Depending on the customer, commission revenue may be earned in the form of ongoing revenue-share fees, one-time fee for each acquired player (cost per acquisition, or CPA, fee), or both, which is referred to as hybrid.

Revenue-share fees represent a set percentage of net gaming revenues the operator generates over the lifetime of the referred player. Negative revenue share-amounts usually do not carry over into subsequent months. CPA fees are fixed rate fees owed for each player who registers and usually deposits a minimum balance on the operator’s site. Fees generated by each operator during a particular month are paid to the Group shortly after the month-end.

The Group transacts with its customers pursuant to the terms of marketing affiliate agreements and/or insertion orders, which typically do not require a minimum number of player referrals nor minimum fees, and can be terminated for convenience by either party at any time. Termination or changes in the terms of these agreements do not typically affect the rights of the parties or the fees earned or to be earned with respect to the players previously referred to the operator.

The Group considers each player referral to be a separate performance obligation. It is satisfied at the point in time when the referral is accepted by the relevant operator. The Group is not involved in the operator’s delivery of gaming or gambling services to players. Digital marketing activities of the Group and its subsidiaries are primarily to compile and to present content focused on prospective player education and engagement on websites and are not considered distinct services rendered to the operator customers.

CPA fees for each player referral are recognized when earned upon acceptance of the referral by the operator. Revenue-share fees for each referral are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for this referral will occur when the ultimate fees are known. Although performance is complete when the referral is accepted, the ultimate revenue-sharing fees from the referral are subject to significant uncertainties, including how long the referred player will remain active, the size and frequency of the wager amounts, and the patterns of wins and losses. These factors vary significantly between markets as well as between individual operators and are further influenced by competition from other entertainment channels, taxation and regulatory developments, disruptive events such as the COVID-19 pandemic, as well as general conditions of the economy. Consequently, revenue-share fees are considered constrained and not included in the transaction price and not recognized until earned during each month based on the relevant player’s activities. Revenue-share fees recognized by the Company are based on the revenues generated and expenses incurred by the customers and depend on the customers’ calculations, which could be subject to miscalculations or deliberate misrepresentation. The Company monitors revenues by customer to corroborate the amounts reported.

The Group has no material obligations for discounts, incentives or refunds of commissions subsequent to completion of performance obligations.

Other revenues are derived from promotion services whereby the Company charges a fixed fee for providing a prominent position to a customer on the Company’s website(s). The Company also generates revenue from fixed tenancy fees for operators who desire to be listed and critically reviewed on the Company’s sites. Control of the promotion service is transferred over time because the operators consume the benefit of the service in real time as it is being rendered. Therefore, these revenues are recognized straight-line over the applicable service period, with variable fees generally recognized as earned.

In 2020, the Company began generating subscription revenues from online gamblers. In exchange for a fixed fee, the Company provides continuous access to its all-inclusive platform for sports bettors that provides exclusive picks, tips and analysis. Control of the subscription service is transferred over time because the online gamblers consume the benefit of the service in real time as it is being rendered. Therefore, these revenues are recognized straight-line over the applicable service period.

There are no incremental costs to obtain and no costs to fulfill contracts with customers eligible to be capitalized.

OPERATING EXPENSES

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of the following: (i) personnel related costs for commercial, marketing and content functions, (ii) amortization of intangible assets relates to amortization of domains, apps and customer contracts, and (iii) other expenses including pay per click advertising and external service providers. Sales and marketing expenses are expensed as incurred.

Technology Expenses

Technology expenses primarily consist of personnel related costs for software, web, and business intelligence technology functions as well as other expenses include hosting, software licenses, and external service providers. Technology expenses are expensed as incurred.

General and Administrative Expenses

General and administrative expenses primarily consist of the following: (i) personnel related costs for directors and executive management, finance, legal and human resource functions, (ii) amortization of right-of-use assets under IFRS 16, (iii) legal and consultancy fees for external auditors, tax, and legal advisors, (iv) non-recurring costs for transactions related to financing and investing, and (v) other expenses including short term leases, office expenses and travel and entertainment expenses. General and administrative expenses are expensed as incurred.

FINANCE INCOME

Finance income comprises interest income and unrealized/realized currency gains. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

CURRENT AND DEFERRED TAX

The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

WARRANTS

Proceeds from the issue of common share purchase warrants (warrants) treated as equity are recorded as a separate component of equity. Costs incurred on the issuance of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using an appropriate pricing model as indicated in IFRS 9, and incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value for equity-classified warrants is included in the share option and warrant reserve component of equity and is transferred to share capital and capital reserve on exercise.

SHARE-BASED PAYMENTS

The Company operates equity-settled share-based compensation plans beginning in 2020. Through these plans, the Group has received services from employees and consultants as consideration for equity instruments (options) of the Company. The fair value of the assets acquired, or services received in exchange for the grant of the options is recognized as an expense.

The total amount to be expensed is determined by the fair value of the options granted, which is estimated:

∎	Including the impact of any market performance conditions (for example, an entity’s share price);

∎

Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

∎	Including the impact of any non-vesting conditions (for example, the requirement for employees to hold shares for a specific period of time).

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market performance and service vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of comprehensive income, with a corresponding adjustment to equity. When the options are exercised, the Company, or another entity at the request of the Company, transfers shares to the option holder. For grants of options to the employees and consultants, the fair value of services received is measured by reference to the grant date fair value of the options.

In addition, the Board issues warrants to purchase common stock to eligible participants in exchange for cash consideration paid by the recipient at the warrant market value on the grant date. If the warrants are not issued in exchange for consideration at least equal to their fair value on the issuance date, or if the Company funds the purchase of the warrants, the warrants are considered compensation. Such warrants are classified as equity-settled share-based payment transactions if they are to be settled in shares or if the manner of settlement is outside the control of the warrant holder and settlement in shares is expected. Such warrants are measured at fair value on the grant date. The fair value of the warrants is determined using the Black-Scholes option pricing model. One of the warrants provides for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant is considered to be cash-settled and is liability-classified. The fair value of this warrant is determined at each financial position sheet date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model.

DEFERRED OFFERING COSTS

Direct and incremental legal, accounting and other professional costs associated with the Company’s proposed initial public offering are deferred and classified as a component of other assets in the consolidated statement of financial position. Such costs will be offset against the proceeds received in the offering. If the proposed initial public offering is no longer probable of occurring, the deferred costs will be expensed at that time. The amount of deferred offering costs incurred during the year ended December 31, 2020 were $180 and are included in prepayments. There have been no deferred offering cost incurred during the year ended December 31, 2019.

LEASES

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group leases office premises in countries of its operation and applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities for future remaining lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use Assets

The Group recognizes a right-of-use asset at the lease commencement date (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred, and restoration costs.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the right-of-use asset using the straight-line method.

Lease Liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of the following payments, when applicable:

∎	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

∎	Variable lease payments that are based on an index or a rate;

∎	Expected payments under residual value guarantees;

∎	The exercise price of purchase options, where exercise is reasonably certain;

∎	Lease payments in optional renewal periods, where exercise of extension options is reasonably certain; and

∎	Penalty payments for the termination of a lease if the lease term reflects the exercise of the respective termination option.

Lease payments are discounted using the incremental borrowing rate that the lessee would have to pay to borrow funds under a secured loan with similar terms to those of the lease, to obtain an asset of value similar to the right-of-use asset in a similar economic environment. During the years ended December 31, 2019 and 2020, the incremental borrowing rate was estimated at 10.5%.

Lease liabilities are subsequently measured at amortized cost using the effective interest method. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments).

For short-term or low-value leases, the Group recognizes lease expense in the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

SEGMENT REPORTING

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.

During the year ended December 31, 2020, GDC Malta Limited assigned its intellectual property to GDC Media Limited. As at December 31, 2019 and 2020, geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	AS AT DECEMBER 31,
	2019	2020
Ireland	2,357	25,794
United States	107	78
Malta	23,311	2

	25,775	25,874

3. RISK MANAGEMENT

3.1 FINANCIAL RISK MANAGEMENT

The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Board of Directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the period.

(A) Market Risk

(I) Foreign Exchange Risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the entity’s functional currency. The Group’s financial assets and financial liabilities are mainly denominated in EUR; however, some operations of the Group are carried out in USD and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.

As of December 31, 2019 and 2020, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have Euro as the functional currency. These balances included USD-denominated net assets of USD 6,459 and net liabilities of USD 1,732 and GBP-denominated net assets of USD 944 and USD 2,597 as of December 31, 2019 and 2020, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of USD 628 and USD 120 to the Group’s net profit (loss) for the year ended December 31, 2019. For the year ended December 31, 2020, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of USD 175 and USD 262. Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.

(II) Cash Flow and Fair Value Interest Rate Risk

The Group has minimal interest-bearing assets, and its borrowings carry fixed interest rates. The risk associated with the effects of fluctuations in the prevailing levels of market interest rates on its financing position and cash flows is not deemed to be substantial.

(B) Credit Risk

Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	AS AT DECEMBER 31,
	2019	2020
Trade and other receivables (excluding prepayments) (Note 8)	2,070	5,046
Cash and cash equivalents (Note 9)	6,992	8,225

	9,062	13,271

For the year ended December 31, 2019 and 2020, revenues generated from a single customer amounted to 21% and 20% of the Group’s total sales for the year, respectively.

The Group has the following financial assets that are subject to the ECL model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.

The aging of trade receivables that are past due but not impaired is shown below:

	AS AT DECEMBER 31,
	2019	2020
Between one and two months	68	190
Between two and three months	31	21
More than three months	98	8

	197	219

The Company recognized an impairment on trade receivables in the year ended December 31, 2019 of USD 180 for the balance due from a partner (or 75% of the total balance due) as the collection of the full balance was concluded to be doubtful. The Company did not recognize any specific impairment on trade receivables in the year ended December 31, 2020.

The activity in the credit loss allowance was as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
As of January 1	240	340
Increase in credit losses allowance	293	254
Write offs	(193)	(275)
Translation effect	—	33

As of December 31	340	352

The Group actively manages credit limits and exposures in a practicable manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The directors consider that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.

As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of December 31, 2019 or 2020.

(C) Liquidity Risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of trade and other payables and borrowings (Notes 14 and 15). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following tables summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. During the year ended December 31, 2020, the Group repurchased and redeemed all of the outstanding senior secured bonds. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	MORE THAN 2 YEARS	TOTAL
As of December 31, 2019
Senior secured bonds due in 2021	1,887	19,862	—	21,749
Lease liability	393	381	2,130	2,904
Trade and other payables	1,181	—	—	1,181

Total	3,461	20,243	2,130	25,834

As of December 31, 2020
Term loan	480	6,480	—	6,960
Lease liability	413	389	1,945	2,747
Trade and other payables	2,428	—	—	2,428

Total	3,321	6,869	1,945	12,135

3.2 CAPITAL RISK MANAGEMENT

The Group’s capital management objectives are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

At December 31, 2019 and 2020, the net current asset position of the Group was USD 7,008 and USD 10,059, respectively. Management prepares and reviews a rolling forecast of the Group’s operations for the 12-month period to anticipate any liquidity deficit. Per the assessment made as of the reporting date, the Group will have sufficient funds to settle liabilities in a timely manner in the foreseeable future.

The Group’s equity, as disclosed in the consolidated statement of financial position, constitutes its capital. The Group maintains the level of capital by reference to its financial obligations and commitments arising from operational requirements. In view of the nature of the Group’s activities, the capital level as at the end of the reporting year is deemed adequate.

3.3 FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments measured at fair value in the consolidated statement of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

1.	Level I – quoted prices in active markets for identical assets or liabilities.

2.	Level II – inputs other than quoted prices included within Level I that are observable for the instrument, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

3.	Level III – inputs for instrument that are not based on observable market data (unobservable inputs).

The following table summarizes the Group’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of the date indicated:

	DECEMBER 31, 2019
	LEVEL 1	LEVEL 2	LEVEL 3	AGGREGATE FAIR VALUE
Liabilities:
Senior secured bonds due in 2021	18,611	—	—	18,611

Total liabilities	18,611	—	—	18,611

DECEMBER 31, 2020
	LEVEL 1	LEVEL 2	LEVEL 3	AGGREGATE FAIR VALUE
Liabilities:
Senior secured bonds due in 2021	—	—	—	—

Total liabilities	—	—	—	—

As of December 31, 2019 and 2020, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables reflected in the consolidated statement of financial position are reasonable estimates of fair value in view of the nature of these instruments or the relatively short period of time between the origination of the instruments and their expected realization. There were no transfers into or out of any classification of financial instruments in the periods presented.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

ASSET ACQUISITIONS

Between September 2016 and February 2018, the Group made five separate acquisitions of intellectual property consisting of domain names together with the related websites, mobile apps and content, and customer contracts. Effective January 1, 2019, the Group early adopted the amended definition of the business in IFRS 3 with retrospective application to prior acquisitions. As amended, IFRS 3 defines a business as an integrated set of activities and assets, which must include at a minimum an input and a substantive process that together significantly contribute to the ability to create output. Entities are also allowed to perform an optional concentration test. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the acquired integrated set does not constitute a business.

All the Group’s acquisitions satisfied the requirements of the concentration test, as substantially all of the fair value of the gross assets acquired was concentrated in the domain names together with the related websites, mobile apps, and content. The Group determined the value of the domain names is not separable from the content of the websites and apps and does not exist on its own, as potential players visit the websites and install and use the apps to research and select their desired gaming opportunities. In addition, no substantive processes were included in any of the acquisitions. When no workforce is acquired, a process is considered substantive when it is unique or scarce. The Group did not acquire any workforce, and promptly transitioned the acquired assets onto its technology platform, integrating them into its existing processes. The legacy processes underlying the acquired assets were not unique or scarce, as they were based on commercially available Internet technologies and did not incorporate any substantive know-how. The Group concluded that all prior acquisitions were acquisitions of assets, and that early adoption of the amended definition of the business in IFRS 3 did not have any quantifiable impact on the assessment of the acquisitions.

INDEFINITE LIFE INTANGIBLE ASSETS

The acquired domain names, together with the related assets, are assigned an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to the Group for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, the Group reassesses in each period the assumptions underlying the useful life of indefinite-life intangible assets and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group.

During the year ended December 31, 2019 and 2020, the Group had three domain name intangibles with an indefinite useful life and the aggregate carrying value of USD 18,434 and USD 20,270, respectively. The Group also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 48 months and had a carrying value of USD 4,838 and USD 3,273 at December 31, 2019 and 2020, respectively. At December 31, 2019 and 2020, the Group has concluded no changes to the useful lives of these assets were necessary.

Intangible assets with an indefinite useful life are tested for impairment annually at December 31. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Substantially all of the Group’s cash inflows are generated through the use of its technology platform which is monetized via various informational portals that include domain names, websites and mobile apps. When customers utilize our platform, they acquire leads from the whole suite of websites rather than by domain. Accordingly, the Group determined it has one cash-generating unit that includes all of its intangibles, property and equipment, and right of use assets.

As of December 31, 2019 and 2020, the Group tested its indefinite-life intangible assets for impairment as part of the Group’s single cash generating unit. The recoverable amount of the cash-generating unit was based on the cash flow projections reflecting actual income from operations in 2019 and 2020, and projected cash flows for 2021—2029 in which an average annual rate of growth between 4% and 40% was assumed and a long-term sustainable growth rate of 3% was applied. The projected cash flows were discounted using a pre-tax discount rate of 18%. The effective tax rate was estimated at 12.5%. The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance.

The Group concluded that the recoverable amount is well in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.

When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2019 and 2020, no intangible assets met the criteria to be tested at the individual asset level.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group entered into a senior secured bond arrangement in October 2018 with third parties. The bonds had an embedded early redemption derivative, and the Group elected to measure senior secured bonds at fair value through profit and loss. The fair value of the bonds is categorized as Level 1 and was determined using market quoted prices, after considering whether any adjustments may be required, for example, due to timing differences between the market transaction dates and the valuation dates. No adjustments to market quoted prices were required during the year ended December 31, 2019. During the year ended December 31, 2020, the Group repurchased and redeemed all of the outstanding senior secured bonds which is accounted for as an extinguishment. Therefore, the liability associated with the senior secured bonds is derecognized from the consolidated statement of financial position at December 31, 2020.

Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model or binomial pricing model, and incorporate certain input assumptions including the share price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value of certain warrants is included in the share options and warrants reserve component of equity and is transferred to share capital and capital reserve on exercise. The fair value of liability-classified warrants is determined using the Black-Scholes pricing model and such warrants are marked to market a each period end.

SHARE-BASED PAYMENTS

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the equity-classified options and warrants are determined at the date of grant using the Black-Scholes option pricing model. One of the warrants provides for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. The warrant is considered to be a compound financial instrument with an equity component of nil. The debt component is treated as cash settled and is liability classified. The fair value of this warrant is determined at each statement of financial position date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model.

Assumptions are made and judgments are used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, risk-free interest rate, expected dividend yield, expected term, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

COMMON STOCK VALUATIONS

In valuing our common stock, the fair value of our business, or enterprise value, was determined using a combination of the market and income approaches. We believe both approaches are relevant and meaningful given our robust Company projections, publicly traded comparable stock information available and the price in the most recent equity transaction. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and secondary transactions of our capital stock. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The market approach also includes consideration of the transaction price of secondary sales of our capital stock by investors. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.

Our assessments of the fair value of common stock for grant dates were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

For valuations after the completion of the listing of our common stock on The Nasdaq Stock Market, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

TAXATION

Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key area of judgement is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The deferred tax asset recognized as of December 31, 2020 was based on management’s performance projections for 2021 – 2025. We operate in a number of international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as e-commerce and tax continues to evolve. We file our tax returns and duty calculations and estimate our tax provisions based on current tax rules and practices and our transfer pricing policy, together with advice received from professional advisors and believe that our accruals for tax liabilities are adequate.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based upon tax rates that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. Deferred tax is charged or credited in the Consolidated Statement of Comprehensive (Loss) and Income.

The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is measured using tax rates that have been enacted or substantially enacted by the Consolidated Statement of Financial Position date and are expected to apply when the related deferred tax asset or liability is realized or settled.

5. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
At January 1, 2019
Cost	376	219	595
Accumulated depreciation	(121)	(2)	(123)

Net book amount	255	217	472

Year Ended December 31, 2019
Opening net book amount	255	217	472
Additions	195	—	195
Depreciation charge	(68)	(42)	(110)
Translation differences	(6)	—	(6)

Closing net book amount	376	175	551

At December 31, 2019
Cost	565	217	782
Accumulated depreciation	(189)	(42)	(231)

Net book amount	376	175	551

Year Ended December 31, 2020
Opening net book amount	376	175	551
Additions	41	5	46
Depreciation charge	(100)	(23)	(123)
Translation differences	25	16	41

Closing net book amount	342	173	515

At December 31, 2020
Cost	663	243	906
Accumulated depreciation	(321)	(70)	(391)

Net book amount	342	173	515

The following is the reconciliation of depreciation expense:

	YEAR ENDED DECEMBER 31,
	2019	2020
Depreciation expensed to technology expenses	5	13
Depreciation expensed to general and administrative expenses	105	110

Total depreciation expense	110	123

6. LEASES

As of January 1, 2019, the Group had a long-term lease agreement for its office premises in Dublin with a total term of 9 years, and it can be early terminated after 6 years. Under IFRS 16, the Company concluded that it was reasonably certain that it would not terminate the lease; therefore, the lease term was deemed to be 9 years. The adoption of IFRS 16 on January 1, 2019 led to recognition of lease liability of USD 2,120, measured at the present value of remaining lease payments discounted at the Group’s weighted average incremental borrowing rate of 10.5%. As at December 31, 2020, the Company reassessed the lease term and concluded that it was reasonably certain that it would not terminate the lease; therefore, the lease term was deemed to be 7 years.

In September 2019, the Group signed a 2-year lease office agreement in Tampa with total lease payments of USD 76 which, as discounted at the Group’s weighted average incremental borrowing rate of 10.5%, resulted in additional lease liability of USD 67 during the year ended December 31, 2019.

Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year:

	RIGHT-OF-USE ASSETS	LEASE LIABILITIES
At January 1, 2019	2,120	2,120
Additions	67	67
Amortization of right-of-use assets	(243)	—
Interest expense	—	211
Payments	—	(364)
Translation differences	(30)	(31)

At December 31, 2019	1,914	2,003

Additions	—	—
Amortization of right-of-use assets	(272)	—
Interest expense	—	204
Payments	—	(399)
Translation differences	157	167

At December 31, 2020	1,799	1,975

Lease payments not recognized as a liability

The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less) or for low-value leases up to USD 25. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.

The expense relating to payments not included in the measurement of the lease liability is as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
Short-term leases	534	203
Leasing agreements with low-value	96	—

	630	203

7. INTANGIBLE ASSETS

	DOMAINS NAMES MOBILE APPS AND RELATED WEBSITES	CUSTOMER CONTRACTS	OTHER INTANGIBLES	TOTAL
At January 1, 2019
Cost	25,713	1,007	—	26,720
Accumulated amortization	(438)	(813)	—	(1,251)

Net book amount	25,275	194	—	25,469

Year Ended December 31, 2019
Opening net book amount	25,275	194	—	25,469
Additions	90	—	—	90
Amortization charge	(1,720)	(153)	—	(1,873)
Translation differences	(373)	(3)	—	(376)

Closing net book amount	23,272	38	—	23,310

At December 31, 2019
Cost	25,430	993	—	26,423
Accumulated amortization	(2,158)	(955)	—	(3,113)

Net book amount	23,272	38	—	23,310

Year Ended December 31, 2020
Opening net book amount	23,272	38	—	23,310
Additions	12	—	32	44
Amortization charge	(1,784)	(33)	(15)	(1,832)
Translation differences	2,043	(5)	—	2,038

Closing net book amount	23,543	—	17	23,560

At December 31, 2020
Cost	27,769	1,085	34	28,888
Accumulated amortization	(4,226)	(1,085)	(17)	(5,328)

Net book amount	23,543	—	17	23,560

As of December 31, 2019, the net book value of assets with finite useful lives was USD 4,876 of which USD 4,838 related to a finite life mobile app and USD 38 related to customer contracts, and the net book value of assets with indefinite useful lives was USD 18,434 related to domain names and related websites.

As of December 31, 2020, the net book value of assets with finite useful lives was USD 3,290 of which USD 3,273 related to a finite life mobile app and USD 17 related to other intangibles, and the net book value of assets with indefinite useful lives was USD 20,270 related to domain names and related websites.

As of January 1, 2019, the Group had an outstanding consideration obligation of USD 1,462 for assets purchased in a prior period. The balance was fully paid during the year ended December 31, 2019 for a final amount of USD 1,526 including earn-out adjustment of USD 90 and foreign exchange effect of USD 26.

The annual impairment testing of indefinite-life intangibles is discussed in Note 4.

8. TRADE AND OTHER RECEIVABLES

	AS AT DECEMBER 31,
	2019	2020
Current
Trade receivables, net (i)	1,739	4,839
Other receivables	187	141
Deposits	144	66
Prepayments	297	460

	2,367	5,506

(i)	Trade receivables, net

	AS AT DECEMBER 31,
	2019	2020
Trade receivables, gross	2,079	5,191
Credit loss allowance	(340)	(352)

	1,739	4,839

Trade receivables are unsecured and subject to settlement typically within 30 days. Details on movements in the allowance are disclosed within Note 3.

9. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise the following:

	AS AT DECEMBER 31,
	2019	2020
Cash at bank	6,992	8,225

10. SHARE CAPITAL

	SHARES	USD
Issued and fully paid ordinary shares with a nominal value of EUR 0.002 (USD 0.002) each
As at January 1, 2019	25,000,000	57
Shares issued and sold	2,291,543	4

As at December 31, 2019	27,291,543	61

Shares issued and sold	1,264,879	3

As at December 31, 2020	28,556,422	64

In October 2019, the Company issued and sold 2,291,543 ordinary shares to a third-party investor. As part of the transaction, the investor, subject to shareholders pre-emption rights, also received from the Company warrants to purchase up to 985,610 ordinary shares at an exercise price of USD 3.04 per share (see Note 12 for additional details). The third-party investor also purchased 2,800,776 existing ordinary shares from an existing shareholder. Total proceeds for the Company from the transaction was USD 6,975 of which USD 6,500 was attributed to the shares issued and sold and USD 475 to the warrants issued. Costs attributable to the issue of new equity amounted to USD 155 and were netted against proceeds received.

In February 2020, the Group issued and sold 164,269 ordinary shares in exchange for cash proceeds of USD 500.

In June 2020, 115,000 share warrants were exercised, resulting in an increase to share capital of USD 124.

In October 2020, the warrants to purchase 985,610 ordinary shares of the Company at an exercise price of USD 3.04 per share were cancelled and replaced with rights to subscribe to shares on substantially the same terms. Pursuant to these rights, in December 2020, the Company issued and sold an aggregate of 985,610 of its ordinary shares for gross proceeds of USD 3,000 to the investor, some of the existing shareholders based on their pre-emptive rights, and several additional parties nominated by the investor, including the Company’s lender and directors. The sale of shares to directors included an element of compensation. Refer to additional details in Notes 13 and 23.

Share issuance costs totaling USD 55 were capitalized as a part of Share Capital for the year ended December 31, 2020.

At December 31, 2019 and 2020, total authorized share capital of the Company was 35,000,000 shares with a nominal value of EUR 0.002 (USD 0.002) each.

11. CAPITAL RESERVE

	YEAR ENDED DECEMBER 31,
	2019	2020
Opening carrying amount	9,772	16,007
Share warrants exercised/repurchased/cancelled and replaced with new shares (Note 12)	—	545
Share capital issue (Note 10), net of issuance costs	6,235	3,427

Closing carrying amount	16,007	19,979

12. SHARE OPTION AND WARRANTS RESERVE

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD
As at January 1, 2019	2,259,744	129
Share warrants issued	1,085,610	476
Modification of share warrants	—	16

As at December 31, 2019	3,345,354	621

Share warrants & share options issued	745,000	220
Share warrants exercised	(115,000)	(2)
Share warrants cancelled and replaced with new shares	(985,610)	(541)
Share warrants repurchased	(135,000)	(2)

As at December 31, 2020	2,854,744	296

As per January 1, 2019, the Company had outstanding fully vested warrants held by executives and independent directors to purchase 1,750,000 ordinary shares with an exercise price of EUR 0.95 (USD1.06 at December 31,

2019) per share. In 2020, 115,000 of the warrants were exercised, 135,000 of the warrants were repurchased for consideration of USD 133, and the remaining 1,600,000 warrants are exercisable between January 1 and June 30, 2022.

As per January 1, 2019, the Company also had outstanding fully vested warrants held by an executive to purchase 509,744 ordinary shares with an exercise price of USD 0.80. In June 2019, the Group extended the exercise period of the warrants to become exercisable between January 1 and June 30, 2022. The extension of the exercise period resulted in an incremental compensation expense of USD 16 in the year ended December 31, 2019, and was determined using the binomial model with the main data inputs being volatility of 48%, an expected life of 3 years, and an annual risk-free interest rate of negative 0.620%.

In June 2019, the Company issued and sold share warrants to an executive to purchase 100,000 ordinary shares at an exercise price of EUR 2.20 (USD 2.46 at December 31, 2019) per share, in exchange for payment in cash equal to the fair value of the warrants granted. The fair value of USD 1 was determined using the binomial model with the main data inputs being volatility of 48%, an expected life of 3 years, and an annual risk-free interest rate of negative 0.620%. The warrants were exercisable between January 1, 2022 and June 30, 2022. No compensation expense resulted from the issuance of these share warrants due to purchase at fair value during the year ended December 31, 2019. The warrants were repurchased by the Company in March 2020.

As part of a transaction including issuance of shares in October 2019 to an investor, the Company issued share warrants subject to the other shareholders’ pre-emption rights to purchase up to 985,610 ordinary shares at an exercise price of USD 3.04 per share, exercisable between seven and twelve months from the issuance date. The fair value of the share warrants of USD 475 was determined using the Black-Scholes model with the main data inputs being volatility of 42.6% and an annual risk-free interest rate of 1.63%. In October 2020, the warrants were cancelled and replaced with rights to subscribe to shares on substantially the same terms. Pursuant to these rights, in December 2020 the Company issued and sold 985,610 ordinary shares in exchange for gross cash proceeds of USD 3,000. Refer to additional detail in Note 10.

In 2020, the Group granted certain employees and consultants options and warrants pursuant to the 2020 Stock Incentive Plan (see Note 13) to purchase 745,000 shares with a weighted average exercise price equal to EUR 3.01 (USD 3.52) per share. The options vest in tranches over the service period of four years. The majority of the warrants were fully vested when issued, except for 200,000 warrants.

As at December 31, 2020, there was a total of 2,854,744 warrants and options outstanding including 745,000 warrants and options issued under the 2020 Stock Incentive Plan (see Note 13).

13. SHARE-BASED PAYMENTS

On October 22, 2020, the Company’s shareholders, in an extraordinary general meeting, approved the 2020 Stock Incentive Plan (“the Plan”). Under the Plan, employees, officers, directors and consultants and advisors, on the grant date are eligible to purchase share warrants or receive share options, which can be in the form of incentive stock options and nonstatutory stock options. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted, and the exercise price of the options is fixed by the Board of Directors of the Company.

According to the Plan, awards may be made for up to 1,500,000 shares of the Company, EUR 0.002 par value per share of common stock. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any common stock not being issued, the unused common stock covered by such award shall again be available for the grant of awards under the Plan.

In 2020, the Board granted 495,000 stock options and 250,000 warrants with a weighted average exercise price of EUR 3.01 (USD 3.52).

The number of awards outstanding as at December 31, 2020, is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN EUR
Awards outstanding as at January 1, 2020	—	—
Granted	745,000	3.01

Awards outstanding as at December 31, 2020	745,000	3.01

In December 2020, an investor in the Company nominated several Board members to purchase shares in the Company at an exercise price of USD 3.04 per share pursuant to its subscription rights that replaced a warrant to purchase the Company’s ordinary shares issued in connection with the Company financing during 2019 (see Note 10). An aggregate of 46,428 ordinary shares were purchased pursuant to this arrangement. The Company recognized an aggregate compensation expense of USD 66 based on the difference between the purchase price of the shares and the deemed fair value of the Company’s ordinary stock on the purchase date.

Determination of Fair Value of Options and Warrants

One of the warrants provides for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant is considered to be cash-settled and is liability-classified. The fair value of this warrant is determined at each statement of financial position date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model. The fair value per share for this warrant as of December 31, 2020 of EUR 0.67 was determined using the Black-Scholes model with the main data inputs being volatility of 55%, an expected life of 3.89 years and an annual risk-free interest rate of 0.17%. The exercise price for this warrant is EUR 3.01 per share. The remaining inputs are consistent with the below option table.

Weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of other options and warrants granted during the year ended December 31 are as follows:

2020
Exercise price, EUR	3.01
Share price, EUR	3.70
Risk free interest rate	0.41%
Expected volatility	55%
Expected option term	5.16 years
Dividend yield	0%

Expected volatility is based on historical volatility of comparable companies. As of December 31, 2020, the weighted average remaining contractual life for options and warrants issued as share based payments was 6.96 years. The range of exercise prices for options and warrants issued as share based payments was USD 3.52 to EUR 3.01 as of December 31, 2020.

Share-based Payment Reserve

(in thousands)	2020
Balance at January 1	—
Forfeiture and reclass to Other Reserves	—
Expense for year	371

Liability classified warrants	(151)
Share-based payment reserve at December 31	220

Share-based payment reserve is included within the share option and warrants reserve (see Note 12).

14. BORROWINGS

Below is the carrying amount of the Group’s borrowings, excluding the term loan and PPP loan, and the movements during the year:

	YEAR ENDED DECEMBER 31,
	2019	2020
As at January 1, at fair value	23,050	18,611
Senior secured bonds sold, at cash	560	—
Interest paid	(2,246)	(1,656)
Interest accrued (Note 20)	2,008	1,495
Fair value movements	94	(1,417)
Redemptions related to convertible promissory notes	(4,480)	—
Repurchases and redemptions of senior secured bonds	—	(17,352)
Translation differences	(375)	319

As at December 31, at fair value	18,611	—

Below is the carrying amount of the Group’s term loan and PPP loan and the movements during the year:

YEAR ENDED DECEMBER 31,
2020
As at January 1, at fair value	—
Term loan received, net	5,934
PPP loan received	180
Offset of PPP loan	(180)
Interest accrued (Note 20)	26

As at December 31, at fair value	5,960

As of December 31, 2019 and 2020, the non-current and current borrowings are as follows:

	AS AT DECEMBER 31,
	2019	2020
Non-current	18,242	5,937
Current	369	23

Total	18,611	5,960

As of December 31, 2019 and 2020, the total outstanding borrowings are as follows:

	AS AT DECEMBER 31,
	2019	2020
Senior secured bonds	18,611	—
Term loan	—	5,960

During the year ended December 31, 2019, the Group had outstanding Euro-denominated senior secured bonds due in 2021 which were secured with the Company’s interest in its subsidiaries and therefore with substantially all of the Group’s assets. These bonds bore an interest rate of 10.5% per annum and could be redeemed early by the Company at a premium ranging between 1.05% and 5.25% depending on the timing. Interest on the bonds was subject to increase by 0.5% to 1.5% if the Group did not maintain certain leverage ratios. Bondholders also had a right of early redemption in the event of the Group’s change in control or default. The bonds were listed on Nasdaq Stockholm.

As at January 1, 2019, the nominal amount of the senior secured bonds outstanding was EUR 15,500 (USD 17,665). During 2019, the Group sold to third parties additional bonds from treasury with a nominal amount of EUR 500 (USD 560 at December 31, 2019). At December 31, 2019, the aggregate nominal amount of the senior secured bonds due in 2021 amounted to EUR 16,000 (USD 17,974) carried at fair value of USD 18,242, and accrued interest was USD 369.

As at January 1, 2019, the Group had outstanding convertible promissory notes with a nominal amount of EUR 2,625 (USD 2,939) due on June 30, 2019, bearing interest at 10% per annum and convertible at maturity at a rate based on the Group’s EBITDA for the last quarter prior to the maturity date. In addition, the Group had an outstanding balance of USD 1,541 owed to certain existing shareholders who had redeemed convertible promissory notes on the Company’s behalf during 2018. During 2019, the Group redeemed in cash the remaining convertible promissory notes and repaid the balance owed to the shareholders.

All debt securities outstanding during the year ended December 31, 2019 were designated by management as financial liabilities at fair value through profit and loss. At December 31, 2019, the fair value of the senior secured bonds exceeded the nominal value of these bonds by USD 270 and was determined using market quotes.

In March 2020, the Group repurchased a portion of the senior secured bonds with a nominal amount (including accrued interest) of EUR 4,364 (USD 4,975), in exchange for a cash payment of EUR 3,123 (USD 3,567) and subsequently cancelled the purchased bonds. In December 2020, the Group early redeemed the remaining outstanding senior secured bonds with a nominal amount of EUR 11,700 (USD 13,364), in exchange for a cash payment of EUR 12,069 (USD 13,785), which includes the redemption premium of 3.15%. The total cash outflow for the redemption of the bonds was EUR 12,301 (USD 14,050) which included accrued interest. These transactions were accounted for as an extinguishment, and the liability was derecognized from the consolidated statement of financial position as at December 31, 2020. As the senior secured bonds were accounted for at fair value through profit or loss, such bonds were remeasured to fair value using the market quoted prices just prior to repurchase or redemption. Accordingly, the gain on repurchase of EUR 1,241 (USD 1,417) is recorded as “Fair value movements”, and the redemption premium of EUR 369 (USD 421) is recorded within “Repurchases and redemptions of senior secured bonds” for the year ended December 31, 2020.

In June 2020, the Group received USD 180 under an unsecured loan granted under the Payment Protection Plan program authorized by the United States government in response to the novel coronavirus (“COVID-19”) pandemic, as part of the CARES Act. The loan is repayable in monthly instalments from April 2021 to May 2022, bears interest at 1% per annum and could be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. As the Group reasonably believes that it will meet the terms for forgiveness, the loan is accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduced the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) during the year ended December 31, 2020.

In December 2020, the Group entered into a term loan agreement with an investor, pursuant to which it borrowed USD 6,000 bearing an interest rate of 8% and due in December 2022, which was used, in part, to redeem the remaining outstanding senior secured bonds due in 2021. The term loan is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance were USD 66 and are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method.

15. TRADE AND OTHER PAYABLES

	AS AT DECEMBER 31,
	2019	2020
Trade payables (i)	503	521
Accruals	420	1,447
Indirect taxes	184	225
Liability classified warrants	—	151
Other payables	74	84

	1,181	2,428

(i)	Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

16. DEFERRED TAX

Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	AS AT DECEMBER 31,
	2019	2020
Deferred tax asset to be recovered after more than 12 months	878	5,778
Deferred tax liability to be recovered after more than 12 months	(878)	—

	—	5,778

The change in the deferred income tax account is as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
At January 1	452	—
Charged to the consolidated statement of comprehensive income	(452)	5,377
Translation differences	—	401

Deferred tax asset at December 31	—	5,778

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	AS AT DECEMBER 31,
	2019	2020
Intangible assets	(878)	4,956
Trading losses and other allowances	878	822

Net deferred tax assets	—	5,778

At December 31, 2019, the Group had unutilized trading losses and other allowances of USD 25,950 of which USD 8,401 were not recognized based on management’s performance projections for 2020 – 2024 and the related ability to utilize the tax losses. At December 31, 2020, the Group had unutilized trading losses and other allowances of USD 25,458 of which USD 9,011 were not recognized based on management’s performance projections for 2021 – 2025 and the related ability to utilize the tax losses. The resulting deferred tax asset of USD 822 is based on the deductions allowed by Article 14(1)(m) of the Malta Income Tax Act. At December 31, 2019, taxable temporary differences arising from intangible assets were USD 17,549 and were fully reversed in 2020 as a result of transferring the intangible assets. At December 31, 2020, the Group had unutilized capital allowances of USD 79,296 related to the transferred intangible assets, of which USD 39,645 were not recognized based on management’s performance projections for 2021 – 2025 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of USD 4,956.

17. REVENUE

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

For the year ended December 31, 2019, our top ten customers accounted for 56% of our revenue and our largest customer accounted for 21% of our revenue. For the year ended December 31, 2020, our top ten customers accounted for 55% of our revenue and our largest customer accounted for 20% of our revenue.

The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
U.K. and Ireland	13,412	16,189
Other Europe	2,879	5,252
North America	1,916	3,959
Rest of the world	1,059	2,580

Total revenues	19,266	27,980

The Group presents disaggregated revenue by monetization type as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
Hybrid commission	11,060	14,738
Revenue share commission	3,856	3,308
CPA commission	3,447	9,047
Other revenue	903	887

Total revenues	19,266	27,980

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
Casino	14,020	24,135
Sports	4,686	3,210
Other	560	635

Total revenues	19,266	27,980

18. OPERATING EXPENSES

Sales and marketing expenses

	YEAR ENDED DECEMBER 31,
	2019	2020
Wages, salaries, benefits and social security costs	4,303	4,515
External marketing expenses	3,526	1,208
Amortization of intangible assets	1,873	1,817
Share-based payments	—	63
Other	1,160	500

Total sales and marketing expenses	10,862	8,103

Technology expenses

	YEAR ENDED DECEMBER 31,
	2019	2020
Wages, salaries, benefits and social security costs	2,225	2,183
Depreciation of property and equipment	5	13
Amortization of intangible assets	—	15
Share-based payments	—	91
Other	268	201

Total technology expenses	2,498	2,503

General and administrative expenses

	YEAR ENDED DECEMBER 31,
	2019	2020
Wages, salaries, benefits and social security costs	1,757	3,114
Share-based payments	—	217
Depreciation of property and equipment	105	110
Amortization of right-of-use assets	243	272
Short term leases	630	203
Legal and consultancy fees	460	928
Non-recurring accounting and legal fees related to offering	—	724
Non-recurring costs related to lease termination	121	155
Other	897	233

Total general and administrative expenses	4,213	5,956

19. PERSONNEL

The average number of employees, including executive and non-executive directors, during the year was as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
Executive directors	1	1
Non-executive directors	5	5
Sales and marketing employees	61	57
Technology employees	23	30
General and administrative employees	20	18

	110	111

As of December 31, 2019 and 2020, the Group had 117 and 119 employees, respectively.

20. FINANCE INCOME AND FINANCE EXPENSES

	YEAR ENDED DECEMBER 31,
	2019	2020
Finance income	140	303
Finance expenses	(2,475)	(2,099)

Net finance expenses	(2,335)	(1,796)

Finance income of the Group is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

Finance expenses for the year ended December 31, 2019 is comprised of USD 2,008 of interest expense on senior secured bonds due in 2021 and convertible promissory notes, USD 211 of interest expense on lease liabilities, USD 108 of translation losses of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and USD 148 of other finance expenses related issuance of the senior secured bond.

Finance expenses for the year ended December 31, 2020 is comprised of USD 1,521 of interest expense on senior secured bonds due in 2021 and the term loan, USD 204 of interest expense on lease liabilities, USD 157 of costs to repurchase warrants, USD 173 of translation losses of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and USD 44 related to other finance charges.

21. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. Due to the net loss recorded for the year ended December 31, 2019 and 2020, potential ordinary shares were anti-dilutive for the loss per share calculation.

	YEAR ENDED DECEMBER 31,
	2019	2020
Net (loss) income for the year attributable to the equity holders	(1,901)	15,151
Weighted-average number of ordinary shares, basic	25,477,405	27,595,446

Net (loss) income per share attributable to ordinary shareholders, basic	(0.07)	0.55

Net (loss) income for the year attributable to the equity holders	(1,901)	15,151
Weighted-average number of ordinary shares, diluted	25,477,405	30,879,550

Net (loss) income per share attributable to ordinary shareholders, diluted	(0.07)	0.49

Common stock warrants and options to purchase 3,345,354 and 3,284,104 ordinary shares were outstanding at December 31, 2019 and 2020, respectively, that could potentially be dilutive in the future (Note 12).

For disclosures regarding the number of outstanding shares, see Note 10.

22. TAX EXPENSE (BENEFIT)

	YEAR ENDED DECEMBER 31,
	2019	2020
Current tax expense	420	978
Deferred tax charge (Note 16)	452	—
Deferred tax credit (Note 16)	—	(5,377)

	872	(4,399)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the applicable tax rate of 5% as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
(Loss) income before tax	(1,029)	10,752

Tax expense at 5%	(52)	538
Tax effects of:
Disallowed expenses (credits)	322	(692)
Movements in temporary differences	233	(1,892)
Income subject to other tax rates	248	(2,144)
Other	121	(209)

	872	(4,399)

23. RELATED PARTY TRANSACTIONS

All significant shareholders and other companies controlled or significantly influenced by the shareholders, and all members of the key management personnel of the Group are considered by the Board of Directors to be related parties.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including Directors. Compensation paid or payable to key management was comprised of the following:

	YEAR ENDED DECEMBER 31,
	2019	2020
Salaries and remuneration to key management and executive directors	714	1,379
Non-executive directors’ fees	150	246

	864	1,625

The emoluments paid to the Directors during the year ended December 31, 2019 and 2020 amounted to USD 450 and USD 834, respectively.

The following transactions were carried out with related parties:

	YEAR ENDED DECEMBER 31,
	2019	2020
Expenses
Remuneration paid as consultancy fees	468	874
Salaries and wages	246	542
Other expenses	13	16

	727	1,432

As per December 31, 2019 and 2020, the balance outstanding to a related party was USD 34 and USD 25, respectively.

The Company issued and amended warrants to shareholders, key management and non-executive board members in prior periods and during 2019 (Note 12). As at December 31, 2019 and 2020 the following warrants were held by related parties:

	2019	2020
Key management and executive directors	2,129,821	1,909,744
Non-executive directors	616,757	—

	2,746,578	1,909,744

During the year ended December 31, 2020, non-executive directors exercised 115,000 warrants and the Company repurchased 35,000 warrants. Additionally, in December 2020 the Company issued and sold to related parties 655,783 ordinary shares in exchange for cash proceeds of USD 1,990. These shares were sold pursuant to the rights to subscribe to shares that previously replaced warrants to purchase the Company’s ordinary shares issued in connection with the Company financing during 2019 (see Note 10). Of the aggregate 655,783 ordinary shares purchased, 46,438 shares were purchased by the Company’s directors nominated by the holder of the warrants, and included an element of compensation (see Note 12). The remaining 609,345 shares were purchased by the original investor in the 2019 financing and other related parties.

24. EVENTS AFTER THE REPORTING PERIOD

In January 2021, the Group completed the application process and was issued a sports betting vendor registration by the Virginia Lottery to provide marketing services for licensed operators in the state of Virginia. Subsequently, in March 2021, the Group launched VirginiaIsForBettors.com.

In May 2021, the Group was registered as an Internet Gaming and sports bettor vendor in Michigan.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(USD in thousands, except per share amounts)

		THREE MONTHS ENDED MARCH 31,
	NOTE	2020	2021
Revenue	15	4,111	11,517
Sales and marketing expenses	16	(2,260)	(2,704)
Technology expenses	16	(535)	(690)
General and administrative expenses	16	(1,083)	(2,772)
Allowance for credit losses	3	(147)	(140)

Operating profit		86	5,211
Gains on financial liability at fair value through profit or loss	12	4,999	—
Finance income	17	286	158
Finance expense	17	(587)	(237)

Income before tax		4,784	5,132
Income tax charge	19	(51)	(666)

Net income for the period attributable to the equity holders		4,733	4,466

Other comprehensive income
Exchange differences on translating foreign currencies		(409)	(1,692)

Total comprehensive income for the period attributable to the equity holders		4,324	2,774

Net income per share attributable to ordinary shareholders, basic	18	0.17	0.16
Net income per share attributable to ordinary shareholders, diluted	18	0.15	0.14

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Financial Position (Unaudited)

(USD in thousands)

	NOTE	DECEMBER 31, 2020	MARCH 31, 2021
ASSETS
Non-current assets
Property and equipment	4	515	488
Intangible assets	6	23,560	22,365
Right-of-use assets	5	1,799	1,659
Deferred tax asset	14	5,778	5,456

Total non-current assets		31,652	29,968

Current assets
Trade and other receivables	7	5,506	6,390
Cash and cash equivalents		8,225	14,035

Total current assets		13,731	20,425

Total assets		45,383	50,393

EQUITY AND LIABILITIES
Equity
Share capital	8	64	64
Capital reserve	9	19,979	19,979
Share option and warrants reserve	10,11	296	466
Foreign exchange translation reserve		2,530	838
Retained earnings		11,343	15,809

Total equity		34,212	37,156

Non-current liabilities
Borrowings	12	5,937	5,938
Lease liability	5	1,562	1,447

Total non-current liabilities		7,499	7,385

Current liabilities
Trade and other payables	13	2,428	4,098
Borrowings and accrued interest	12	23	2
Lease liability	5	413	396
Income tax payable		808	1,356

Total current liabilities		3,672	5,852

Total liabilities		11,171	13,237

Total equity and liabilities		45,383	50,393

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Changes In Equity (Unaudited)

(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	SHARE OPTION AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS/ ACCUMULATED DEFICIT	TOTAL
Balance at January 1, 2020		61	16,007	621	50	(3,808)	12,931
Transactions with owners
Issue of share capital	8, 9	—	470	—	—	—	470
Movements in share option and warrants reserve	10,11	—	2	(2)	—	—	—

		—	472	(2)	—	—	470

Comprehensive income
Net income		—	—	—	—	4,733	4,733
Exchange differences on translating foreign currencies		—	—	—	(409)	—	(409)

Balance at March 31, 2020		61	16,479	619	(359)	925	17,725

Balance at January 1, 2021		64	19,979	296	2,530	11,343	34,212
Transactions with owners
Movements in share option and warrants reserve	10,11	—	—	170	—	—	170

		—	—	170	—	—	170

Comprehensive income
Net income		—	—	—	—	4,466	4,466
Exchange differences on translating foreign currencies		—	—	—	(1,692)	—	(1,692)

Balance at March 31, 2021		64	19,979	466	838	15,809	37,156

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in thousands)

		THREE MONTHS ENDED MARCH 31,
	NOTE	2020	2021
Cash flow from operating activities
Income before tax		4,784	5,132
Finance expenses, net	17	301	79
Gains on financial instruments valuation	12	(4,999)	—
Adjustments for non-cash items:
Depreciation and amortization		533	582
Movements in credit loss allowance	3	147	140
Share option charge	11	—	818

Cash flows from operating activities before changes in working capital		766	6,751

Changes in working capital
Trade and other receivables		(397)	(1,257)
Trade and other payables		(140)	1,246

Cash flows generated by operating activities		229	6,740

Cash flows from investing activities
Acquisition of property and equipment	4	(17)	(30)
Acquisition of intangible assets	6	—	(313)

Cash flows used in investing activities		(17)	(343)

Cash flows from financing activities
Issue of ordinary shares and share warrants	8,9,10	510	—
Equity issue costs		(40)	—
Repayment of notes and bonds	12	(3,444)	—
Interest paid	12	—	(120)
Warrants repurchased	10,11	(61)	—
Principal paid on lease liability	5	(39)	(46)
Interest paid on lease liability	5	(49)	(49)

Cash flows used in financing activities		(3,123)	(215)

Net movement in cash and cash equivalents		(2,911)	6,182
Cash and cash equivalents at the beginning of the period		6,992	8,225
Net foreign exchange differences on cash and cash equivalents		81	(372)

Cash and cash equivalents at the end of the period		4,162	14,035

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(USD in thousands except share and per-share amounts)

1. GENERAL COMPANY INFORMATION

Gambling.com Group Limited, formerly Gambling.com Group Plc, (the “Company” or “Group”) is a public limited liability company founded in 2006 and incorporated in the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. We redomiciled from Malta to the Channel Island of Jersey and renamed from Gambling.com Group Plc to Gambling.com Group Limited in May 2021. Our registered address is 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including gambling.com and bookies.com.

2. BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the 2019 and 2020 audited consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s statement of financial position as of March 31, 2021 and its results of operations, its cash flows and changes in equity for the three months ended March 31, 2020 and 2021. The results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the full year.

USE OF ESTIMATES AND JUDGEMENTS

In preparing these condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were the same as those described in its 2019 and 2020 audited consolidated financial statements included elsewhere in this Registration Statement.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2021

The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2021, and determined they had limited or no impact on the Group’s financial statements:

∎	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark Reform

STANDARDS ISSUED BUT NOT YET EFFECTIVE

There were a number of standards and interpretations which were issued but not effective until periods beginning subsequent to December 31, 2021. These amendments have not been early adopted for these condensed consolidated financial statements and are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.

FOREIGN CURRENCY TRANSLATION

The following exchange rates were used to translate the financial statements of the Group into USD from Euros:

	PERIOD END (1)	AVERAGE FOR PERIOD (2)	BEGINNING OF PERIOD (1)	LOW	HIGH
Three Months Ended March 31:	(EUR per USD)
2020	0.91	0.91	0.89	0.87	0.93
2021	0.85	0.83	0.88	0.81	0.85

(1)	Exchange rates are as per European Central Bank.
(2)	The average is based on published rates refreshed daily by the European Central Bank.

SEGMENT REPORTING

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.

CREDIT RISK MANAGEMENT

Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Trade and other receivables (excluding prepayments)	5,046	4,866
Cash and cash equivalents	8,225	14,035

	13,271	18,901

For the three months ended March 31, 2020 and 2021, revenues generated from a single customer amounted to 17% and 19% of the Group’s total sales for the quarter, respectively.

The Group has the following financial assets that are subject to the ECL model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.

The aging of trade receivables that are past due but not impaired is shown below:

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Between one and two months	190	186
Between two and three months	21	127
More than three months	8	68

	219	381

The Company did not recognize any specific impairment on trade receivables in the year ended December 31, 2020 and as at March 31, 2021.

The activity in the credit loss allowance was as follows:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
As of January 1	340	352
Increase in credit losses allowance	147	152
Write offs	—	(12)
Translation effect	(29)	(38)

As of March 31	458	454

The Group actively manages credit limits and exposures in a practicable manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The directors consider that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.

As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of December 31, 2020 or March 31, 2021.

4. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
At January 1, 2020
Cost	565	217	782
Accumulated depreciation	(189)	(42)	(231)

Net book amount	376	175	551

Year Ended December 31, 2020
Opening net book amount	376	175	551
Additions	41	5	46
Depreciation charge	(100)	(23)	(123)
Translation differences	25	16	41

Closing net book amount	342	173	515

At December 31, 2020
Cost	663	243	906
Accumulated depreciation	(321)	(70)	(391)

Net book amount	342	173	515

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Three Months Ended March 31, 2021
Opening net book amount	342	173	515
Additions	30	—	30
Depreciation charge	(27)	(8)	(35)
Translation differences	(15)	(7)	(22)

Closing net book amount	330	158	488

At March 31, 2021
Cost	650	232	882
Accumulated depreciation	(320)	(74)	(394)

Net book amount	330	158	488

For the three months ended March 31, 2020 and 2021, cash paid for the acquisition of property and equipment was $17 and $30, respectively.

The following is the reconciliation of depreciation expense for the three months ended March 31, 2020 and 2021:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Depreciation expensed to technology expenses	3	4
Depreciation expensed to general and administrative expenses	26	31

Total depreciation expense	29	35

5. LEASES

Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	RIGHT-OF-USE ASSETS	LEASE LIABILITIES
At January 1, 2020	1,914	2,003
Additions	—	—
Amortization of right-of-use assets	(272)	—
Interest expense	—	204
Payments	—	(399)
Translation differences	157	167

At December 31, 2020	1,799	1,975

Additions	—	—
Amortization of right-of-use assets	(74)	—
Interest expense	—	49
Payments	—	(95)
Translation differences	(66)	(86)

At March 31, 2021	1,659	1,843

For the three months ended March 31, 2020 and 2021, amortization expense of right-of-use assets was $71 and $74, respectively, and lease payments related to lease liabilities were $88 and $95, respectively.

Lease payments not recognized as a liability

The expense relating to payments not included in the measurement of the lease liability is as follows:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Short-term leases	209	87

6. INTANGIBLE ASSETS

	DOMAINS NAMES MOBILE APPS AND RELATED WEBSITES	CUSTOMER CONTRACTS	OTHER INTANGIBLES	TOTAL
At January 1, 2020
Cost	25,430	993	—	26,423
Accumulated amortization	(2,158)	(955)	—	(3,113)

Net book amount	23,272	38	—	23,310

Year Ended December 31, 2020
Opening net book amount	23,272	38	—	23,310
Additions	12	—	32	44
Amortization charge	(1,784)	(33)	(15)	(1,832)
Translation differences	2,043	(5)	—	2,038

Closing net book amount	23,543	—	17	23,560

At December 31, 2020
Cost	27,769	1,085	34	28,888
Accumulated amortization	(4,226)	(1,085)	(17)	(5,328)

Net book amount	23,543	—	17	23,560

Three Months Ended March 31, 2021
Opening net book amount	23,543	—	17	23,560
Capitalized development costs	—	—	313	313
Amortization charge	(463)	—	(10)	(473)
Translation differences	(1,038)	—	3	(1,035)

Closing net book amount	22,042	—	323	22,365

At March 31, 2021
Cost	26,546	1,036	347	27,929
Accumulated amortization	(4,504)	(1,036)	(24)	(5,564)

Net book amount	22,042	—	323	22,365

Amortization expense of intangible assets for the three months ended March 31, 2020 and 2021 was $433 and $473, respectively.

As of December 31, 2020, the net book value of assets with finite useful lives was USD 3,290 of which USD 3,273 related to a finite life mobile app and USD 17 related to other intangibles, and the net book value of assets with indefinite useful lives was USD 20,270 related to domain names and related websites.

As of March 31, 2021, the net book value of assets with finite useful lives was USD 2,999 of which USD 2,676 related to a finite life mobile app and USD 323 related to other intangibles, and the net book value of assets with indefinite useful lives was USD 19,366 related to domain names and related websites.

7. TRADE AND OTHER RECEIVABLES

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Current
Trade receivables, net (i)	4,839	4,676
Other receivables	141	125
Deposits	66	65
Prepayments	460	1,524

	5,506	6,390

(i)	Trade receivables, net

As of March 31, 2021, the Group incurred $1,236 of deferred offering costs which are included in prepayments.

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Trade receivables, gross	5,191	5,057
Credit loss allowance	(352)	(381)

	4,839	4,676

Trade receivables are unsecured and subject to settlement typically within 30 days. Details on movements in the allowance are disclosed within Note 3.

8. SHARE CAPITAL

	SHARES	USD
Issued and fully paid ordinary shares with a nominal value of EUR 0.002 (USD 0.002) each
As at January 1, 2020	27,291,543	61
Shares issued and sold	164,269	—

As at March 31, 2020	27,455,812	61

As at January 1, 2021	28,556,422	64
Shares issued and sold	—	—

As at March 31, 2021	28,556,422	64

In February 2020, the Group issued and sold 164,269 ordinary shares in exchange for cash proceeds of USD 510. Costs attributable to the issue of new equity amounted to USD 40 and were netted against proceeds received.

At December 31, 2020 and March 31, 2021, total authorized share capital of the Company was 35,000,000 shares with a nominal value of EUR 0.002 (USD 0.002) each.

9. CAPITAL RESERVE

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Opening carrying amount	16,007	19,979
Share warrants repurchased (Note 10)	2	—
Share capital issue (Note 8), net of issuance costs	470	—

Closing carrying amount	16,479	19,979

10. SHARE OPTION AND WARRANTS RESERVE

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD
As at January 1, 2020	3,345,354	621
Share warrants repurchased	(100,000)	(2)

As at March 31, 2020	3,245,354	619

As at January 1, 2021	2,854,744	296
Share warrants & share options expense	—	170
Share options forfeited	(10,000)	—

As at March 31, 2021	2,844,744	466

In March 2020, share warrants that had originally been issued and sold in June 2019 to an executive to purchase 100,000 ordinary shares were repurchased by the Company.

In January 2021, share options to purchase 10,000 ordinary shares that were issued under the 2020 Stock Incentive Plan were forfeited (see Note 11).

As at March 31 2021, there was a total of 2,844,744 warrants and options outstanding including 735,000 warrants and options issued under the 2020 Stock Incentive plan (see Note 11).

11. SHARE-BASED PAYMENTS

As at March 31, 2020, there were no issued or outstanding awards classified as share-based payments under the 2020 Stock Incentive plan. The number of awards outstanding under the 2020 Stock Incentive Plan as at March 31, 2021, is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN EUR
Awards outstanding as at January 1, 2021	745,000	3.01
Forfeited	(10,000)	3.01

Awards outstanding as at March 31, 2021	735,000	3.01

Determination of Fair Value of Options and Warrants

As of December 31, 2020, one of the warrants provided for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant was considered to be cash-settled and was liability-classified. The fair value of this warrant was determined at the financial position date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model. The fair value per share for this warrant as of December 31, 2020 of EUR 0.67 was determined using the Black-Scholes model with the main data inputs being share price of EUR 3.65, volatility of 55%, an expected life of 3.89 years and an annual risk-free interest rate of 0.17%. The exercise price for this warrant is EUR 3.01 per share.

As of March 31, 2021, the fair value per share for this warrant of EUR 3.35 was determined using the Black-Scholes model with the main data inputs being share price of EUR 7.08, volatility of 55%, an expected life of 3.64 years and an annual risk-free interest rate of 0.45%. The exercise price for this warrant is EUR 3.01 per share.

Expected volatility is based on historical volatility of comparable companies. As of December 31, 2020 and March 31, 2021, the weighted average remaining contractual life for options and warrants issued as share based payments was 6.96 years and 6.69 years, respectively. The range of exercise prices for options and warrants issued as share based payments was USD 3.52 to EUR 3.01 as of December 31, 2020 and March 31, 2021.

Share-based Payment Expense

(in thousands)	THREE MONTHS ENDED MARCH 31, 2021
Equity classified share options and warrants expense	170
Liability classified warrants expense	648

Share-based payment expense	818

12. BORROWINGS

Below is the carrying amount of the Group’s term loan and PPP loan and the movements during the period:

	YEAR ENDED DECEMBER 31,	THREE MONTHS ENDED MARCH 31,
	2020	2021
Fair value at the beginning of the period	—	5,960
Term loan received, net	5,934	—
PPP loan received	180	—
Offset of PPP loan	(180)	—
Interest accrued	26	124
Amortization of capitalized costs	—	8
Interest paid	—	(120)
Translation differences	—	(32)

Fair value at the end of the period	5,960	5,940

As of December 31, 2020 and March 31, 2021, the non-current and current borrowings are as follows:

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Non-current	5,937	5,938
Current	23	2

Total	5,960	5,940

As of December 31, 2020 and March 31, 2021, the total outstanding borrowings are as follows:

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Term loan	5,960	5,940

In March 2020, the Group repurchased a portion of its Euro-denominated senior secured bonds with a nominal amount (including accrued interest) of EUR 4,364 (USD 4,975 for the year ended December 31, 2020 and USD 4,812 for the three months ended March 31, 2020), in exchange for a cash payment of EUR 3,123 (USD 3,567 for the year ended December 31, 2020 and USD 3,444 for the three months ended March 31, 2020) and subsequently cancelled the purchased bonds. In December 2020, the Group early redeemed the remaining outstanding senior secured bonds with a nominal amount of EUR 11,700 (USD 13,364), in exchange for a cash payment of EUR 12,069 (USD 13,785), which includes the redemption premium of 3.15%. The total cash outflow for the redemption of the bonds was EUR 12,301 (USD 14,050) which included accrued interest. These transactions were accounted for as an extinguishment, and the liability was derecognized from the consolidated statement of financial position as at December 31, 2020. As the senior secured bonds were accounted for at fair value through profit or loss, such bonds were remeasured to fair value using the market quoted prices, at each reporting date and just prior to repurchase or redemption. Accordingly, the gain on repurchase of EUR 1,241 (USD 1,417) is recorded as “Fair value movements”, and the redemption premium of EUR 369 (USD 421) is recorded within “Repurchases and redemptions of senior secured bonds” for the year ended December 31, 2020.

For the three months ended March 31, 2020, total “Fair value movements” amounted to EUR 4,534 (USD 4,999) of which EUR 1,241 (USD 1,417) related to the gain on repurchase and EUR 3,293 (USD 3,582) related to the remeasurement to fair value of the remaining outstanding bonds using market quoted prices.

In June 2020, the Group received USD 180 under an unsecured loan granted under the Payment Protection Plan program authorized by the United States government in response to the novel coronavirus (“COVID-19”) pandemic, as part of the CARES Act. The loan is repayable in monthly instalments from April 2021 to May 2022, bears interest at 1% per annum and could be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. As the Group reasonably believes that it will meet the terms for forgiveness, the loan is accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduced the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) during the year ended December 31, 2020.

In December 2020, the Group entered into a term loan agreement with an investor, pursuant to which it borrowed USD 6,000 bearing an interest rate of 8% and due in December 2022, which was used, in part, to redeem the remaining outstanding senior secured bonds due in 2021. The term loan is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance were USD 66 and are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method.

13. TRADE AND OTHER PAYABLES

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Trade payables (i)	521	836
Accruals	1,447	2,219
Indirect taxes	225	184
Liability classified warrants	151	786
Other payables	84	73

	2,428	4,098

(i)	Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

The liability classified warrants are classified as current liabilities as the Company does not have ability to prevent settlement within twelve months after the reporting date.

14. DEFERRED TAX

Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Deferred tax asset to be recovered after more than 12 months	5,778	5,456
Deferred tax liability to be recovered after more than 12 months	—	—

	5,778	5,456

The change in the deferred income tax account is as follows:

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Deferred tax asset at the beginning of the period	—	5,778
Charged (credited) to the consolidated statement of comprehensive income	5,377	(66)
Translation differences	401	(256)

Deferred tax asset at the end of the period	5,778	5,456

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	AS AT DECEMBER 31,	AS AT MARCH 31,
	2020	2021
Intangible assets	4,956	4,728
Trading losses and other allowances	822	728

Net deferred tax assets	5,778	5,456

At December 31, 2020, the Group had unutilized trading losses and other allowances of USD 25,458 of which USD 9,011 were not recognized based on management’s performance projections for 2021 – 2025 and the related ability to utilize the tax losses. The resulting deferred tax asset of USD 822 is based on the deductions allowed by Article 14(1)(m) of the Malta Income Tax Act. At December 31, 2020, the Group had unutilized capital allowances of USD 79,296 related to the transferred intangible assets, of which USD 39,645 were not recognized based on management’s performance projections for 2021 – 2025 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of USD 4,956.

At March 31, 2021, the Group had unutilized trading losses and other allowances of USD 24,389 of which USD 9,811 were not recognized based on management’s performance projections for 2021 – 2025 and the related ability to utilize the tax losses. The resulting deferred tax asset of USD 728 is based on the deductions allowed by Article 14(1)(m) of the Malta Income Tax Act. At March 31, 2021, the Group had unutilized capital allowances of USD 73,761 related to the transferred intangible assets, of which USD 35,935 were not recognized based on management’s performance projections for 2021 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of USD 4,728.

15. REVENUE

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
U.K. and Ireland	2,609	6,272
Other Europe	822	3,000
North America	398	1,652
Rest of the world	282	593

Total revenues	4,111	11,517

The Group presents disaggregated revenue by monetization type as follows:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Hybrid commission	2,096	5,262
Revenue share commission	685	969
CPA commission	1,111	4,376
Other revenue	219	910

Total revenues	4,111	11,517

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Casino	3,365	10,114
Sports	674	1,173
Other	72	230

Total revenues	4,111	11,517

16. OPERATING EXPENSES

Sales and marketing expenses

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Wages, salaries, benefits and social security costs	1,123	1,540
External marketing expenses	551	355
Amortization of intangible assets	423	463
Share-based payments	—	146
Other	163	200

Total sales and marketing expenses	2,260	2,704

Technology expenses

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Wages, salaries, benefits and social security costs	446	608
Depreciation of property and equipment	3	4
Amortization of intangible assets	10	10
Other	76	68

Total technology expenses	535	690

General and administrative expenses

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Wages, salaries, benefits and social security costs	616	895
Share-based payments	—	672
Depreciation of property and equipment	26	31
Amortization of right-of-use assets	71	74
Short term leases	59	87
Legal and consultancy fees	51	418
Non-recurring accounting and legal fees related to offering	—	506
Non-recurring costs related to lease termination	150	—
Other	110	89

Total general and administrative expenses	1,083	2,772

17. FINANCE INCOME AND FINANCE EXPENSES

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Finance income	286	158
Finance expenses	(587)	(237)

Net finance expenses	(301)	(79)

Finance income of the Group is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

Finance expenses for the three months ended March 31, 2020 is comprised of USD 463 of interest expense on senior secured bonds due in 2021, USD 61 of costs to repurchase warrants, USD 44 of interest expense on lease liabilities, USD 10 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and USD 9 related to other finance charges. Finance expenses for the three months ended March 31, 2021 is comprised of USD 124 of interest expense on the term loan, USD 49 of interest expense on lease liabilities, USD 39 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and USD 25 related to other finance charges.

18. BASIC AND DILUTED INCOME PER SHARE

Basic income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the quarter.

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Net income for the period attributable to the equity holders	4,733	4,466
Weighted-average number of ordinary shares, basic	27,360,479	28,556,422

Net income per share attributable to ordinary shareholders, basic	0.17	0.16

Net income for the period attributable to the equity holders	4,733	4,466
Weighted-average number of ordinary shares, diluted	30,704,722	31,401,166

Net income per share attributable to ordinary shareholders, diluted	0.15	0.14

Common stock warrants and options to purchase 3,344,243 and 2,844,744 ordinary shares were outstanding at March 31, 2020 and March 31, 2021, respectively, that could potentially be dilutive in the future (Note 10).

For disclosures regarding the number of outstanding shares, see Note 8.

19. TAX EXPENSE

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Current tax expense	51	600
Deferred tax charge (Note 14)	—	66

	51	666

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the applicable tax rate of 5% as follows:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Income before tax	4,784	5,132

Tax expense at 5%	239	257
Tax effects of:
Disallowed expenses	15	106
Income not subject to tax	(250)	—
Movements in temporary differences	21	(63)
Income subject to other tax rates	31	360
Other	(5)	6

	51	666

20. RELATED PARTY TRANSACTIONS

All significant shareholders and other companies controlled or significantly influenced by the shareholders, and all members of the key management personnel of the Group are considered by the Board of Directors to be related parties.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including Directors. Compensation paid or payable to key management was comprised of the following:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Salaries and remuneration to key management and executive directors	173	979
Non-executive directors’ fees	37	61

	210	1,040

The emoluments paid to the Directors during the three months ended March 31, 2020 and 2021 amounted to USD 111 and USD 166, respectively.

The following transactions were carried out with related parties:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Expenses
Remuneration paid as consultancy fees	115	256
Share-based payments	—	648
Salaries and wages	66	89
Other expenses	3	4

	184	997

As per December 31, 2020 and March 31, 2021, the balance outstanding to a related party was USD 25 and USD 14, respectively.

As at December 31, 2020 and March 31, 2021, the following warrants were held by related parties:

	YEAR ENDED DECEMBER 31,	THREE MONTHS ENDED MARCH 31,
	2020	2021
Key management and executive directors	1,909,744	2,109,744
Non-executive directors	—	—

	1,909,744	2,109,744

During the three months ended March 31, 2021, 200,000 warrants held by an executive that were not previously included within related parties’ holdings were included as a result of a change in role included within Key management.

During the year ended December 31, 2020, non-executive directors exercised 115,000 warrants and the Company repurchased 35,000 warrants. Additionally, in December 2020 the Company issued and sold to related parties 655,783 ordinary shares in exchange for cash proceeds of USD 1,990. These shares were sold pursuant to the rights to subscribe to shares that previously replaced warrants to purchase the Company’s ordinary shares issued in connection with the Company financing during 2019. Of the aggregate 655,783 ordinary shares purchased, 46,438 shares were purchased by the Company’s directors nominated by the holder of the warrants and included an element of compensation. The remaining 609,345 shares were purchased by the original investor in the 2019 financing and other related parties.

21. EVENTS AFTER THE REPORTING PERIOD

In May 2021, the Group was redomiciled from Malta and continued in the Channel Islands of Jersey as Gambling.com Group Limited.

In May and June 2021, the Group purchased two portfolios of domains suitable for targeting the US market for total consideration of USD 950.

In June 2021, liability-classified warrants carried at USD 786 as at March 31, 2021 were reclassified as equity as, through an addendum, they were no longer considered cash-settled.

5,250,000 Ordinary Shares

Jefferies

Stifel	Truist Securities

                , 2021

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information not required in prospectus

Item 6. Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Subject to the Jersey Companies Law, our amended and restated memorandum and articles of association permit us to indemnify any director against any liability, to purchase and maintain insurance against any liability for any director and to provide any director with funds (whether by loan or otherwise) to meet expenditure incurred or to be incurred by him in defending any criminal, regulatory or civil proceedings or in connection with an application for relief (or to enable any such director to avoid incurring such expenditure).

However, Article 77 of the Jersey Companies Law limits the ability of a Jersey company to exempt or indemnify a director from any liability arising from acting as a director. It provides that neither a company (or any of its subsidiaries) nor any other person for some benefit conferred or detriment suffered directly or indirectly by the company, may exempt or indemnify any director from, or against, any liability incurred by him as a result of being a director of the company except where the company exempts or indemnifies him against:

(a)	any liabilities incurred in defending any proceedings (whether civil or criminal):

(i)	in which judgment is given in his or her favor or he or she is acquitted;

(ii)	which are discontinued otherwise than for some benefit conferred by him or her or on his or her behalf or some detriment suffered by him or her; or

(iii)

which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), he or she was substantially successful on the merits in his or her resistance to the proceedings; or

(b)	any liability incurred otherwise than to the company if he or she acted in good faith with a view to the best interests of the company;

(c)	any liability incurred in connection with an application made under Article 212 of the Jersey Companies Law in which relief is granted to him or her by the court; or

(d)	any liability against which the company normally maintains insurance for persons other than directors.

Article 77 of the Jersey Companies Law permits a company to purchase and maintain directors’ and officers’ insurance and we maintain a directors’ and officers’ liability insurance policy for the benefit of our directors and officers.

Item 7. Recent Sales of Unregistered Securities

Set forth below is information regarding share capital issued by us during the past three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

On July 17, 2018, we issued an aggregated of 1,600,000 warrants to purchase our ordinary shares at EUR 0.95 per share to certain of our officers. All of these warrants are outstanding.

On July 17, 2018, we issued an aggregated of 150,000 warrants to purchase our ordinary shares at EUR 0.95 per share under the 2018 Independent Director Program to certain of our board of directors. All of these warrants were exercised in June 2020.

In June 2019, we issued warrants to certain officers to purchase 100,000 ordinary shares at an exercise price of EUR 2.20 per share in exchange for payment in cash equal to the fair value of the warrants granted. The warrants were subject to repurchase by us at cost within twelve months after issuance and thereafter at fair value. The warrants were repurchased by us subsequent to the year end.

In October 2019, we issued an aggregate of 2,291,543 of our ordinary shares to an investor in a private placement for gross proceeds of $6.98 million. As part of the transaction, the investor also received from us, subject to the other shareholders’ pre-emption rights, warrants to purchase up to 985,610 of our ordinary shares at an exercise price of USD 3.04 per share. In October 2020, these warrants were cancelled and replaced with rights to subscribe to shares on substantially the same terms. Pursuant to these rights, in December 2020, we issued and sold an aggregate of 985,610 of our ordinary shares for gross proceeds of $3.00 million to the investor, some of the existing shareholders based on their pre-emptive rights, and several additional parties nominated by the investor.

In February 2020, we issued an aggregate of 164,269 of our ordinary shares to an investor in a private placement for gross proceeds of $0.5 million.

Since November 23, 2020, we have issued an aggregate of 250,000 warrants and 495,000 options to purchase our ordinary shares under the 2020 Stock Incentive Plan. All of these warrants and options are currently outstanding, at a weighted average exercise price of EUR 3.01 per share.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions did not involve any public offering within the meaning of Section 4(a)(2), (2) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (3) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the U.S. and no directed selling efforts were made in the U.S.

Item 8. Exhibits and Financial Statement Schedules

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Item 16F. Change in Registrant’s Certifying Accountant

On October 29, 2020, our Audit Committee dismissed PricewaterhouseCoopers as our independent accountant.

PricewaterhouseCoopers’ reports for the fiscal years ended December 31, 2019 and December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two years ended December 31, 2019 and the subsequent interim period through October 29, 2020, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) between the Company and the prior auditor over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to the prior auditor’s satisfaction would have caused the prior auditor’s to make reference to the subject matter of the disagreement in connection with its report; and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

We have requested that our prior auditor furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and, if not, stating the respects in which it does not agree. Such letter will be included as Exhibit 16.1 to this Registration Statement on Form F-1.

On November 11, 2020, our Audit Committee appointed BDO LLP as our independent registered public accounting firm for the audit of our consolidated financial statements as of and for the year ended December 31, 2019, which are included at the end of the prospectus that forms a part of this Registration Statement, in accordance with the standards of the U.S. Public Company Accounting Oversight Board.

During the two years ended December 31, 2019, and the subsequent interim period through November 11, 2020, we did not consult with BDO LLP, regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements and neither a written report nor oral advice was provided to us that BDO LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (ii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1	Form of Underwriting Agreement*

3.1	Memorandum and Articles of Association of the Registrant*

3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant to become effective upon closing of this offering*

5.1	Opinion of Mourant Ozannes (Jersey) LLP, Jersey counsel to the Registrant, as to the validity of the ordinary shares (including consent)*

10.1	Form of Amended and Restated 2020 Stock Incentive Plan*+

10.2	Form of Indemnification Agreement for Directors and Officers*

10.3	Form of Executive Engagement Agreement*+

10.4	Form of Performance Stock Option Award Agreement between the Registrant and each of Charles Gillespie and Kevin McCrystle*+

16.1	Letter of PricewaterhouseCoopers regarding change in certifying accountant*

21.1	List of subsidiaries of the Registrant*

23.1	Consent of BDO LLP, independent registered public accounting firm

23.2	Consent of Mourant Ozannes (Jersey) LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included in signature page to Registration Statement)*

99.1	Consent of Daniel J. D’Arrigo as Director Nominee*

*	Previously filed.
+	Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Channel Island of Jersey on this 22nd day of July, 2021.

GAMBLING.COM GROUP LIMITED

By:	/s/ Charles Gillespie
Name: Charles Gillespie
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on July 22, 2021 in the capacities indicated:

SIGNATURES	TITLE

/s/ Charles Gillespie Charles Gillespie	Chief Executive Officer, Director (Principal Executive Officer)

/s/ Elias Mark Elias Mark	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Mark Blandford	Chairman of the Board

* Susan Ball	Director

* Fredrik Burvall	Director

* Pär Sundberg	Director

* Gregg Michaelson	Director

*By:	/s/ Charles Gillespie
Charles Gillespie Attorney-in-Fact

GDC America Inc.	Authorized Representative in the U.S.

By:	/s/ William S. Hanson
Name: William S. Hanson Title: President